Form 20-F
period 2026-06-30
Clinuvel Pharmaceuticals Ltd
filed 2026-10-30
CIK 1290877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-43353

CLINUVEL PHARMACEUTICALS LIMITED

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 22, 535 Bourke Street

Melbourne, VIC 3000

Australia

+61 3 9660 4900

(Address of principal executive offices)

Dr. Philippe J Wolgen, Chief Executive Officer

Telephone: +61 3 9660 4900

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary share	CUVL	The Nasdaq Stock Market LLC

Ordinary shares*

*	Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC. Each American depositary share represents one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 50,427,898

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

GENERAL INFORMATION

Clinuvel Pharmaceuticals Limited was incorporated under the laws of the Commonwealth of Australia in 1999. Our ordinary shares are listed on the ASX under the symbol “CUV”. We filed a registration statement on Form 20-F with respect to our ordinary shares, as represented by American Depositary Shares, or ADSs, with the U.S. Securities and Exchange Commission, that was declared effective July 17, 2026. Clinuvel currently has an American Depositary Shares program, with American Depositary Shares representing Clinuvel Shares (“Clinuvel ADSs”) which are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CUVL.” Each Clinuvel ADS represents one (1) Clinuvel Share. The Clinuvel ADS program is expected to remain in place throughout the Scheme process. The Bank of New York Mellon acts as our depositary and registers and delivers our ADSs. Except where the context otherwise requires or where otherwise indicated, the terms “we,” “us,” “our”, “Clinuvel” and the “Company” mean Clinuvel Pharmaceuticals Limited and its subsidiaries, unless otherwise indicated.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, “fiscal year” refers to the period between July 1 and June 30 of the following year. For instance, the term “fiscal 2026” refers to our fiscal year ending June 30, 2026.

Unless otherwise indicated, all amounts presented in this annual report are presented in U.S. dollars, or US$. Our functional currency is the Australian dollar, or A$. Solely for the convenience of the reader, this annual report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. No representation is made that Australian dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Throughout this annual report, all references to “ADSs” mean American depositary shares, each of which represents one of our ordinary shares, no par value (“Ordinary Shares”), and all references to “ADRs” mean the American depositary receipts that evidence the ADSs. The primary listing of Ordinary Shares is the Australian Securities Exchange (“ASX”) and this annual report relates to a secondary listing of Ordinary Shares, in the form of ADSs, on Nasdaq Global Select Market (“Nasdaq”).

Statements made in this Annual Report on Form 20-F concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report or to any registration statement that we previously filed, you may read the document itself for a complete description of its terms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future results of operations, financial condition, business strategy, prospective products, product approvals, research and development costs, future revenue and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Item 3. Key Information - D. Risk Factors” and elsewhere in this annual report, regarding, among other things:

●	the ongoing commercialization of SCENESSE® and our preparation for the commercialization of other products and product candidates, if or when they are approved;

ii

●	the timing and review of data, results and submissions for regulatory approval of our product candidates and our ability to obtain and maintain such regulatory approvals;

●	the initiation, timing, progress and results of our ongoing and planned clinical trials, including the timing of dosing of patients, enrollment and completion of these trials, including multi-national trials, and the anticipated results from these trials;

●	our sales, marketing and distribution capabilities and strategies, including for the commercialization and manufacturing of SCENESSE® and any future products;

●	our ability to obtain an adequate supply at reasonable costs of raw materials we may incorporate into our products and product candidates;

●	our ability to address the fulfillment and logistical challenges posed by the time-limited stabilization of our products and product candidates;

●	our commercialization, marketing and manufacturing capabilities and strategy, including the timing and costs of expanding our manufacturing capabilities;

●	the rate and degree of market acceptance and clinical utility of our products and product candidates;

●	the pricing and reimbursement of our products and product candidates, if and after they have been approved;

●	estimates of our expenses, future revenues and capital requirements;

●	our financial performance;

●	developments relating to our competitors and industry;

●	the success of our collaborations and partnerships with third parties;

●	our ability to maintain, expand, protect and enforce our regulatory exclusivity and intellectual property portfolio;

●	our expectations regarding our ability to obtain and maintain regulatory exclusivity and intellectual property protection for our products and product candidates;

●	our ability to successfully integrate the businesses that we have acquired or may acquire in the future;

●	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

●	legal and regulatory developments in the U.S., the European Union, the United Kingdom, Singapore, Israel, Australia and other jurisdictions;

●	our ability to remain compliant with the respective listing rules and standards of the ASX and the Nasdaq;

●	our ability to attract and retain key scientific or management personnel;

●	the success of competing therapies that are or may become available;

●	our expectations regarding the period during which we qualify as an emerging growth company, or EGC, under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act;

●	the volatility of currency exchange rates;

●	the impact of, and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future; and

●	other risks and uncertainties, including those listed under “Item 3. Key Information - D. Risk Factors.”

These risks are not exhaustive. Other sections of this annual report may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this annual report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this annual report to reflect events or circumstances after the date of this annual report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this annual report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this annual report and the documents that we reference and have filed as exhibits to the annual report with the understanding that our actual future results, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

iii

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents one Ordinary Share (defined below);

●	“Australian dollars” or “A$” are to the legal currency of Australia;

●	“Clinuvel” are to CLINUVEL PHARMACEUTICALS LIMITED, a stock company with limited liability incorporated pursuant to the laws of Australia;

●	“Ordinary Shares” are to the ordinary shares of Clinuvel;

●	“United States dollars,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Clinuvel and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2026, 2025, and 2024. In this annual report, we refer to income, expenditure, assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Australian dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2026	2025	2024
As of June 30 – A$	A$1=$0.691195	A$1=$0.650335	A$1=$0.664446
Average rate for the year – A$	A$1=$0.679133	A$1=$0.648897	A$1=$0.656973

Our Ordinary Shares are primarily quoted on the ASX. As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 (the “Corporations Act”) and the ASX Listing Rules.

iv

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this annual report, including our consolidated financial statements and related notes included elsewhere in this annual report, before making an investment decision. If any of the following risks actually occur, it could harm our business, prospects, results of operations and financial condition. In such event, the trading price of our ordinary shares and the ADSs could decline, and you might lose all or part of your investment.

Risk Factors Summary

Our business and our ability to implement our business strategy are subject to numerous risks. The summary below is not exhaustive and is qualified by reference to the full set of risk factors set forth in this “Risk Factors” section. You should read these risks before you invest in us. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include the following:

●	If SCENESSE® is proven unsafe and/or lacks clinical or other benefit or causes undesirable side effects, our business may significantly suffer.

●	Our business is subject to inherent risks relating to product liability and personal injury claims, and the current insurance policies we maintain may not provide adequate levels of coverage against all claims.

●	We rely on third parties to conduct trials and patients may discontinue their participation in future clinical trials.

●	Negative or worse-than-expected topline results from our CUV105 vitiligo trial could materially and adversely affect our vitiligo development program, future growth prospects and the trading price of our securities.

●	We rely on one manufacturer to synthesize the active pharmaceutical ingredient (“API”) in SCENESSE®, and our operations could be significantly delayed or disrupted if such a manufacturer becomes unable or unwilling to continue to synthesize the API in SCENESSE®.

●	We contract with a manufacturer in China to produce all the API in SCENESSE®, which exposes us to various risks relating to long-distance transportation and our need to maintain an inventory buffer.

●	We significantly depend on the supply chain we have built with our contract manufacturers and suppliers, and any failure or significant disruptions of the supply chain could materially adversely affect our business, financial condition, and results of operations.

●	A significant portion of our total revenue was derived from orders from certain trained and accredited hospitals and medical centers. A high concentration of our revenue from these major trained and accredited hospitals and medical centers means that loss of business from them may have a significant negative impact on our business and financial performance.

●	We may require additional funding to support our planned investments and growth initiatives, and such funding may not be available on acceptable terms or at all.

●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	We may not be successful in expanding into new geographic markets.

●	New entrants may enter the market to directly compete against SCENESSE®, which could significantly and adversely impact our business, financial condition and results of operations.

●	Lapse of our orphan drug designation marketing exclusivity periods in Europe and the U.S. may encourage generic competitors to enter the market.

●	Our success depends on our ability to protect our intellectual property.

●	We may be subject to intellectual property (“IP”) claims that create uncertainty about ownership or use of IP essential to our business and divert the managerial and other resources.

●	Our products may not achieve market acceptance which may limit growth and adversely affect our business.

●	We may acquire or develop further assets in the future that may fail to meet our strategic and financial objectives.

●	We conduct multicenter clinical trials involving sites outside of the U.S. and Europe, which may add regulatory, monitoring, logistics, IP and other risks.

●	Healthcare insurance coverage and reimbursement, both from public drug plans and private health care insurers, may be limited or unavailable for SCENESSE® and our future product candidates, and changes in government insurance programs may result in lower prices for our products, which could materially adversely affect our ability to operate profitably.

●	Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of trained and accredited centers and customers, and our reputation and operating results may be harmed.

●	Cybersecurity incidents may materially and adversely affect our business.

●	If we fail to maintain or renew the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

●	We are dependent on certain key personnel, and loss of these key personnel could have a material effect on our business, financial condition and results of operations.

●	We may not be able to hire and retain qualified personnel to support our growth, and if we are unable to retain and hire these personnel in the future, our ability to improve our products and execute our growth strategies could be adversely affected.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China, where the API in SCENESSE® is produced.

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, and economic tension between the U.S. and China and issues related to the ongoing Middle East conflict. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

●	We rely on our sole contract manufacturer in China, Manufacturer A, to manufacture the API in SCENESSE® in Manufacturer A’s factory in China. This subjects us to economic, operational, regulatory and legal risks specific to China.

●	We may not complete the proposed Transaction of the Company on the terms or timeline currently anticipated, or at all, and even if completed, we may fail to realize its anticipated benefits, while incurring significant transaction costs and management time regardless of outcome.

●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

●	The market price of the ADSs may be volatile or may decline regardless of our operating performance.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	As a foreign private issuer, we have followed certain home country practices, which could adversely affect our public shareholders.

●	The dual listing of our Ordinary Shares and the ADSs may adversely affect the liquidity and value of the ADSs.

●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

●	ADS holders are not our shareholders and do not have shareholder rights.

●	Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

●	Holders of ADSs may be subject to limitations on transfer of their ADSs.

●	We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with the amendments, their choices will be limited to selling the ADSs or cancelling the ADSs and withdrawing the underlying Ordinary Shares.

●	We are incorporated in Australia, and it may be more difficult to enforce judgments obtained in courts outside Australia.

●	Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Australian dollar.

●	As long as we remain subject to the rules of the ASX, we will be unable to access equity capital without shareholder approval if such equity capital sales would result in an equity issuance above regulatory thresholds and, consequently, we could be unable to obtain financing sufficient to sustain our business if we are unsuccessful in soliciting requisite shareholder approvals.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

●	If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

●	We are an “emerging growth company” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which will make it more difficult to compare our performance with that of other public companies.

●	Because we are an “emerging growth company”, we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders and ADS holders.

●	Australian takeover and foreign investment laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our Ordinary Shares or ADSs.

●	There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Ordinary Shares.

Risks Related to Business and Industry

If SCENESSE® is proven unsafe and/or lacks clinical or other benefit or causes undesirable side effects, our business may significantly suffer.

Although SCENESSE® is approved for commercial distribution in Europe, the U.S., Canada, Israel, and Australia as the world’s first, and currently only, systemic photoprotective drug for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with erythropoietic protoporphyria, a rare metabolic disorder which causes severe anaphylactoid reactions to light (“EPP”), it may ultimately be proven unsafe and/or could have certain undesirable side effects if administered to patients who have certain medical conditions, including those with renal or hepatic impairment, or women who are pregnant or lactating. In addition, there can be no assurance that SCENESSE®, even when used as instructed, will have all the effects intended or will not have harmful side effects in an unforeseen way or on an unforeseen cohort. While we have established a comprehensive pharmacovigilance system and conduct intense and continuous safety monitoring, evidenced by our Risk Management Plan agreed with the European Medicines Agency (“EMA”) for the long-term follow-up of patients treated with SCENESSE®, if SCENESSE® is proven to be harmful, it could generate negative publicity from perceived harmful effects or to not have the effects intended, our business, financial condition, results of operations, and prospects could be harmed significantly.

Although SCENESSE® has already been prescribed to a number of adolescent EPP patients (more than 30 in the European Union and Switzerland), the regulatory authorities may not approve the use of the drug in patients below 18 years of age. We are preparing a new submission with additional data, including from a recently completed pharmacokinetic study in adolescent and adult EPP patients (“CUV052”), which was prepared for the product to be approved, although that cannot be guaranteed. Once the final analyses of CUV052 are completed and prepared for regulatory submission, we will assess the strength of the data together with clinical data from adolescents treated under conditions of use prior to the decision to resubmit a dossier to the EMA. After these, we may then make a new submission.

However, regulatory approval processes are more stringent when it comes to administering drugs with a fixed dose to patients younger than 18 years of age. While data indicate that the safety profile of SCENESSE® in adolescents is identical to that seen in adult patients during three decades of conditions of use, there is no guarantee that safety can be demonstrated in juvenile patients. We continue to work with regulatory authorities to make the drug available to juvenile patients with EPP.

Positive results in preclinical studies of our product candidates may not result in positive outcomes in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early-stage clinical trials, and there is no certainty that we will not face similar setbacks. Such setbacks may be caused by preclinical findings made while clinical trials are underway including safety or efficacy observations made in clinical trials, or once data from trials are analyzed. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA, EMA or other regulatory authority approvals. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline, prospects for regulatory approval and commercialization, and our overall business and financial outlook could be adversely affected.

In addition to our existing approved products, complex government and health regulations, which are subject to change, add uncertainty to obtaining and maintaining approval to market pharmaceutical products. Delays may be experienced in obtaining further regulatory approvals and these may add to our cost and delay additional products or new indications from entering the marketplace. This may adversely affect our competitive position and financial value. There can be no assurance that new regulatory clearances will be obtained for our pipeline products or that the data obtained from clinical trials will not be subject to varying interpretations. There can be no assurance that the FDA, EMA or other regulatory authorities will agree with our assessment of clinical trial results. Delays or failure to obtain regulatory approval for new products or expanded indications would be likely to have a serious adverse effect on the financial value of our product candidates and have a consequent impact on our financial performance and position. The approval process for new products or new indications is likely to take several years and will involve substantial expenditures. Clinical trials may not yield the expected or desired results for the investigational medicinal products to obtain further regulatory approvals. Positive preclinical results may not translate into human efficacy or safety, and we may not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

If we are unable to successfully identify, develop, obtain and maintain regulatory clearance or approval for, and ultimately commercialize, any of our current or future products, or experience significant delay in doing so, our business, financial condition and results of operations will be materially adversely affected. Even if regulatory approval of a product is granted, such approval will be limited to the specific medical conditions for which the product has been trialed, as demonstrated through clinical studies, and may entail ongoing requirements for post-marketing studies. Our operations are also subject to laws, regulatory restrictions and governmental directives, recommendations and guidelines relating to, among other things, occupational safety, laboratory practice, the use and handling of hazardous materials, prevention of illness and injury, environmental protection, animal testing and hazardous substance control. There can be no assurance that future legislation will not impose further government regulation with which we will be required to comply.

We rely on third parties to conduct trials and patients may discontinue their participation in ongoing or future clinical trials.

We may find it difficult to enroll patients in, and patients could discontinue their participation in, any future clinical trials, which could delay or prevent any ongoing or future clinical trials of our product candidates, impact our ability to provide statistically significant clinical trial results which would satisfy FDA, EMA or other regulatory agencies and/or make those trials more expensive to undertake.

We rely on third parties to perform tasks relevant to the conduct of our clinical trials, including hospitals and medical clinics responsible for trial recruitment and patient treatment and statisticians responsible for data collation and analyses. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for, or commercialize, our products may be delayed.

Negative or worse-than-expected topline results from our CUV105 vitiligo trial could materially and adversely affect our vitiligo development program, future growth prospects and the trading price of our securities.

We are conducting CUV105, our first late-stage (Phase III) study of SCENESSE® in vitiligo, which has enrolled 210 adult and adolescent patients with darker skin types (Fitzpatrick III-VI) across trial sites in the U.S., UK, France, and Kenya. Topline results from CUV105 are anticipated to be announced in December 2026. Our vitiligo program, including the design of the planned pivotal CUV107 study and our broader growth and diversification strategy, is substantially dependent on the outcome of CUV105.

There can be no assurance that the CUV105 topline results will demonstrate statistically significant or clinically meaningful repigmentation as measured by the Total Vitiligo Area Scoring Index (T-VASI) or other endpoints, or that the results will otherwise be positive or consistent with the earlier Phase II (CUV102 study) data. If the CUV105 results are negative, inconclusive, or otherwise materially worse than expected, we may be required to delay, significantly modify or discontinue our vitiligo development program, including the planned CUV107 study, and we may not be able to pursue marketing authorization for SCENESSE® in vitiligo in Europe, the U.S. or other jurisdictions on the timeline we currently anticipate, or at all.

CUV105 does not directly affect our existing SCENESSE® business in the treatment of erythropoietic protoporphyria (EPP), and we do not expect a negative or inconclusive CUV105 result to have a material adverse effect on our current revenue or financial position. However, our vitiligo program represents a significant component of our future growth strategy, and an unfavorable or inconclusive CUV105 result could materially affect our future prospects. In particular, such a result could, among other things: (i) lead us to delay, substantially modify or discontinue our vitiligo development program, including the design and timing of the planned CUV107 study; (ii) materially reduce our anticipated future revenues and the value attributed by the market to our development pipeline; (iii) require us to reassess our medium-term growth strategy and the assumptions underpinning our business plan; and (iv) cause us to reallocate capital, management attention and other resources away from our vitiligo program and toward our other development programs, the success of which we do not currently know. We also would have lost all the time and funds dedicated to such study and there is no guarantee that we can find alternative uses that would provide equal or more revenue, if any revenue at all.

In addition, negative, equivocal or disappointing CUV105 results could result in negative publicity, damage our reputation and the market perception of our other product candidates and technology platform, and could result in a decline in the market price of our Ordinary Shares and the ADSs. Because the CUV105 topline results are expected to be announced in December 2026, any such negative results could adversely affect the trading price of our Ordinary Shares and the ADSs.

Our business is subject to inherent risks relating to product liability and personal injury claims, and the current insurance policies we maintain may not provide adequate levels of coverage against all claims.

As a pharmaceutical company that focuses on developing and commercializing treatments for human patients, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. For instance, adverse reactions resulting from the ingredients contained in our products could occur. We may also be obligated to recall affected products. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. While we carry certain product liability insurances, these policies may not provide adequate levels of coverage against all claims. As a result, any uninsured claims of product liability could materially harm our business, financial condition and results of operations.

We rely on one manufacturer to synthesize the API in SCENESSE®, and our operations could be significantly delayed or disrupted if such a manufacturer becomes unable or unwilling to continue to synthesize the API in SCENESSE®.

As of the date of this annual report and during the twelve months ended June 30, 2026, 2025, and 2024, we relied on our sole contract manufacturer in China, Manufacturer A, to synthesize afamelanotide, the active pharmaceutical ingredient (the biologically active component responsible for the intended therapeutic effect, “API”) in SCENESSE®. Our reliance on Manufacturer A makes us vulnerable to reduced control over delivery schedules, manufacturing yields, and costs. While we have a long-standing relationship with Manufacturer A, we may not be successful in negotiating on favorable terms every time we issue a formal purchase order. If we are compelled to issue purchase orders on less favorable terms than we currently have with Manufacturer A, we could be subject to binding purchase obligations that may be harmful to our business.

In addition, in the event that Manufacturer A becomes unable or unwilling to continue to synthesize the API in SCENESSE® in the required volumes or at necessary quality standards or in a timely manner, our operations could be significantly delayed or disrupted and we will be required to identify, qualify, and select acceptable alternative manufacturers and file variation dossiers with regulatory authorities to accept these alternative manufacturers. An alternative manufacturer may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, or be able to fulfill comparable pricing and timing requirements. Any significant disruption or delays in manufacturing the API in SCENESSE® would require us to reduce or delay our supply of SCENESSE® to the patients or increase our shipping costs to make up for delays in manufacturing, if possible, which in turn could reduce our revenue, cause us to incur delay-related liquidated damages or other liabilities to the patients, harm our relationships with the patients and the trained and accredited centers, damage our reputation, or cause us to forego potential revenue opportunities. To the extent Manufacturer A fails to perform its obligations under an accepted purchase order, we may have certain contractual remedies against Manufacturer A; however, we may incur significant costs in enforcing such remedies or may not be able to effectively enforce them at all, and even if we do, such remedies may not be sufficient in scope.

Furthermore, the manufacturing factory of Manufacturer A is located in China. Our use of an international manufacturer may increase supply risk, including the risk of supply interruptions, reductions in manufacturing quality or controls, changes in export/import regulations, and trade friction between countries.

We contract with a manufacturer in China to produce all the API in SCENESSE®, which exposes us to various risks relating to long-distance transportation and our need to maintain an inventory buffer.

We place formal purchase orders with our sole contract manufacturer in China, Manufacturer A, to synthesize all the API in SCENESSE® at Manufacturer A’s manufacturing factory in China. We coordinate the shipment of the API from Manufacturer A to Manufacturer B, our contract manufacturer in the U.S., for further processes. The geographical separation of Manufacturer A’s factory and Manufacturer B necessitates regular long-distance transportation of all the API in SCENESSE® between China and the U.S. The API is transported by air freight under temperature controlled conditions, and the regular long-distance transportation of the API may expose us to various risks, including (i) an increase in transportation costs, (ii) loss of the API as a result of any accidents that may occur in the transportation process, (iii) delays in the transportation as a result of any severe weather conditions, natural disasters, or other conditions adversely affecting air traffic between China and the U.S., and (iv) disruptions to the distribution of SCENESSE® as a result of delays in the transportation of the API, including disruptions to flights and/or handling errors. Further, potential delays at points of importation to the U.S., such as customs delays or costs, including tariffs, may pose a risk to our ability to ensure API reaches Manufacturer B in a reasonable timeframe and/or maintains its storage conditions. Any of these risks could have a material adverse effect on our business and results of operations.

In addition, due to the lead time required to synthesize and transport the API in SCENESSE® from Manufacturer A to Manufacturer B, we are required to maintain an inventory buffer of the API, and we currently maintain more than four months’ worth of supply at any given time. Maintaining this level of inventory requires us to accurately forecast demand for SCENESSE® sufficiently far in advance and commits significant working capital to inventory that may not be readily convertible to cash. If our forecasts are inaccurate, if we are unable to maintain this level of supply for any reason, including as a result of the risks described above, or if demand for SCENESSE® increases unexpectedly, we may not have sufficient time to synthesize, transport, and process additional API given the lead times involved, which could result in our being unable to meet patient demand for SCENESSE® on a timely basis. Conversely, maintaining a multi-month inventory buffer exposes us to the risk of inventory obsolescence, spoilage, or write-offs if the API or SCENESSE® does not meet quality specifications upon use, is not used within its shelf life, or if demand is lower than forecast. Any failure to appropriately manage our inventory levels could have a material adverse effect on our business, financial condition, and results of operations.

We significantly depend on the supply chain we have built with our contract manufacturers and suppliers, and any failure or significant disruptions of the supply chain could materially adversely affect our business, financial condition, and results of operations.

Our business is highly dependent on the supply chain we have built with our contract manufacturers and suppliers to perform the manufacturing processes of our products, including SCENESSE®. Our reliance on the supply chain we have built with our contract manufacturers and suppliers exposes us to various risks, including (i) product batches may not meet our minimum specifications, (ii) raw material components may not be sourced to specification or standards, (iii) the manufacturing processes may encounter process issues not previously identified and controlled, (iv) there may be non-controllable disruptions to the operations of the contract manufacturers and suppliers, (v) manufacturing equipment may not be suitably maintained or serviced, (vi) our contract manufacturers may not be able to attract or retain suitably qualified staff, (vii) our contract suppliers may not be willing or able to maintain the necessary regulatory or legal standards or licenses to continue operating, and (viii) events beyond our control, including wars, acts of terrorism, geopolitical tensions, pandemics or epidemics, natural disasters, extreme weather events, or other “acts of God.” Such events can disrupt global supply chains, limit access to critical materials, and impair transportation and logistics. While we work very closely with our contract manufacturers and suppliers to ensure scheduling fits forecast requirements and that the manufacturing processes are actively monitored and managed, there is no assurance that any of these risks will not occur. The occurrence of any of these risks may lead to delay or non-supply of our products and/or adverse regulatory outcomes, which will lead to materially adverse impacts on our business, financial condition, and results of operations.

In addition, while we have entered into agreements with our contract manufacturers and suppliers, we may not be successful in extending or renewing these agreements on favorable terms when they expire in the future. If we fail to extend or renew these agreements, or any of our contract manufacturers or suppliers are no longer able or willing to perform their services at high-quality levels on a timely basis, our business operation may be interrupted, and we will be required to identify, qualify, and select acceptable alternative manufacturers and/or suppliers. As new manufacturers/suppliers are subject to our due diligence processes, an alternative manufacturer/supplier may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, or be able to fulfill comparable pricing and timing requirements. Any interruption of our business operation and supply chain will compel us to reduce or delay the supply of our products to the patients/customers or increase costs to look for alternative manufacturers/suppliers to make up for delays, if possible, which in turn could reduce our revenue, cause us to incur delay-related liquidated damages or other liabilities to the patients/customers, harm our relationships with the patients/customers and/or the trained and accredited centers, damage our reputation, or cause us to forego potential revenue opportunities. While we maintain a supply chain disruption insurance policy, the policy may not provide adequate levels of coverage against all losses; while we may have certain contractual remedies against our manufacturers/suppliers if they are no longer able or willing to continue to perform their services at high-quality levels on a timely basis, we may incur significant costs in enforcing such remedies or may not be able to effectively enforce them at all, and even if we do, such remedies may not be sufficient in scope.

A significant portion of our total revenue was derived from orders from certain trained and accredited hospitals and medical centers. A high concentration of our revenue from these major trained and accredited hospitals and medical centers means that loss of business from them may have a significant negative impact on our business and financial performance.

For the fiscal year ended June 30, 2026, we had two trained and accredited hospitals and medical centers that placed orders to purchase SCENESSE® for an aggregate purchase amount that accounted for more than 10% of our total revenues during the period. For the fiscal year ended June 30, 2026, the revenues generated from the orders from the two trained and accredited hospitals and medical centers contributed 26% of our total revenues during the period.

For the fiscal year ended June 30, 2025, we had three trained and accredited hospitals and medical centers that placed orders to purchase SCENESSE® for an annual purchase amount that accounted for more than 10% of our total revenues. For the fiscal year ended June 30, 2025, the revenues generated from the orders from the three trained and accredited hospitals and medical centers contributed 31% of our total revenues.

For the fiscal year ended June 30, 2024, we had two trained and accredited hospitals and medical centers that placed orders to purchase SCENESSE® for an annual purchase amount that accounted for more than 10% of our total revenues. For the fiscal year ended June 30, 2024, the revenues generated from the orders from the two trained and accredited hospitals and medical centers contributed 24% of our total revenues.

We cannot assure you that these major trained and accredited hospitals and medical centers will continue to purchase SCENESSE® from us in the future. A high concentration of revenue from these major trained and accredited hospitals and medical centers means that loss of business from them may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

While our business has demonstrated consistent growth in recent years, there are inherent risks associated with our expansion plans. For instance, to broaden our therapeutic portfolio, we intend to provide additional financial and operational resources to focus on the research and development of new melanocortin-based pharmaceutical products. We are developing a melanocortin-based pharmaceutical product: NEURACTHEL® (adrenocorticotropic hormone – “ACTH”); additionally, further platform products – liquid injectable controlled-release doses for melanocortin delivery – developed in our VALLAURIX Research, Development & Innovation (“RD&I”) Centre have recently been announced. Moreover, in addition to the current use of SCENESSE® to treat adult EPP patients, we continue to focus on addressing clinical requests to treat a wider group of EPP patients, most notably adolescent EPP patients, and explore its use in other conditions such as vitiligo and variegate porphyria. However, there is no guarantee that the clinical trials of these new products or indications, including CUV105, will yield the expected and desired results to obtain further regulatory approvals. If the clinical trials of these new products or indications do not yield the expected and desired results to obtain further regulatory approvals, our expansion may not be successful, and our business, financial condition, results of operations and prospects may be materially and adversely affected. While we have implemented several strategies to mitigate this risk, including undergoing a rigorous design process involving third-party experts, primary investigators and our research and development experts on each clinical trial, establishing a framework to ensure all clinical trials are actively monitored, the sites are adequately trained and supported, patients are recruited and retained, and data is efficiently and accurately analyzed, and reducing reliance on third-party providers by bringing data analytical functions in-house, there is no assurance that these strategies will be effectively executed.

In addition, we are working towards developing the next generation of formulations to safely deliver melanocortins, such as afamelanotide in various other diseases, where unmet medical need seems high. There is no assurance that these formulation efforts and strategies will be effectively executed and result in safe and effective commercial medicinal products.

In addition, to diversify the source of revenue and mitigate the risk of our reliance on the distribution of SCENESSE®, we are seeking to enter the cosmetics industry by launching a line of cosmetics based on melanocortin technology. However, the outcomes of this new business initiative cannot be assured. Moreover, this new business initiative may subject us to new or different laws, regulations, or tax consequences. If we fail to comply with the newly applicable laws, regulations, or tax consequences, or complying with them is too burdensome, our expansion may not be successful, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may require additional funding to support our planned investments and growth initiatives, and such funding may not be available on acceptable terms or at all.

We expect to continue to make investments in our research and development programs, commercialization activities, regulatory initiatives, infrastructure, and other strategic growth opportunities. Although we currently expect to fund these activities through a combination of existing cash resources and cash generated from operations, our future funding requirements will depend on a number of factors, including the level and timing of our expenditures, the performance of our existing commercial operations, the development and commercialization of additional products, regulatory developments and broader economic and market conditions.

If our future earnings or operating cash flows are insufficient to fund our planned activities, we may need to obtain additional financing through equity or debt financings or other arrangements. Additional financing may not be available when required, on acceptable terms or at all. Any equity financing could result in dilution to our shareholders, while debt financing could increase our financial obligations and subject us to restrictive covenants. If we are unable to obtain sufficient funding when needed, we may be required to delay, reduce, or modify certain planned investments, development programs or other strategic initiatives, which could adversely affect our business, financial condition and results of operations.

We may not be successful in expanding into new geographic markets.

We have endeavored to expand our distribution of SCENESSE® into new geographic markets such as Australia and Latin America. However, there is no guarantee that we will obtain sufficient approval/support from the relevant governmental authorities or private insurers to enable patients in these markets to access SCENESSE®. Moreover, even if we obtain sufficient approval/support from the relevant governmental authorities and/or private insurers, there is no assurance that we will be able to successfully extend our current supply chain to establish distribution networks in the new geographic markets. If we fail to establish distribution networks in the new geographic markets as planned, our business, financial condition, results of operations and prospects may be materially and adversely affected.

New entrants may enter the market to directly compete against SCENESSE®, which could significantly and adversely impact our business, financial condition and results of operations.

As of the date of this annual report, SCENESSE® is the only approved treatment specifically for adult patients with EPP worldwide, and therefore, we currently have no direct commercial competitors for selling drugs to treat adult EPP patients. However, there may be a possibility that new entrants enter this niche market to directly compete against SCENESSE®. We are aware of one experimental product currently under review by the FDA which, if approved, may compete against SCENESSE®. A second experimental product received a Complete Response Letter from the FDA rejecting its approval but may seek approval again in future. Our business, financial condition and results of operations could be significantly and adversely impacted if new market entrants’ products claim or are proven to be safer and/or more effective and/or are priced lower than SCENESSE®, as the presence of new market entrants may intensify pressure to lower drug prices.

More broadly, the development and commercialization of product candidates is highly competitive. Major pharmaceutical companies and specialized biotechnology companies could develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community, patients and third-party payers, and any new treatments that enter the market. There are a number of products currently under development, and which may become commercially available in the future, for the treatment of conditions for which we are developing, or may in the future seek to develop, product candidates.

Major pharmaceutical companies often have substantially greater financial, technical, manufacturing, marketing, sales and supply resources and experience than us. If we successfully obtain regulatory approval for any product candidate, we could face competition on a range of factors, including the safety and effectiveness of our products, the ease of administration and the extent to which patients accept new routes of administration, the timing and scope of regulatory approvals, the availability and cost of manufacturing, sales and marketing capabilities, pricing, reimbursement coverage, and patent protection.

Competing products may provide superior treatment alternatives by being more effective, safer, less expensive, or marketed and distributed more effectively than our products. This competition could render our products obsolete or uncompetitive before we are able to recover the costs of developing and commercializing our product candidates. In addition, competitors may seek to recruit our employees, which could diminish our expertise and impair our ability to deliver on our business plan.

To mitigate this risk of new market entrants and our reliance on a single market segment, we are investing in our R&D to investigate and develop new formulations and make improvements to the existing formulation, investigating afamelanotide and related molecules as a potential therapy in new markets such as the medical treatments for vitiligo and variegate porphyria, and developing non-pharmaceutical PhotoCosmetic products for people at risk of solar damage and the general population. In addition, we invested over a decade in building a deep understanding of EPP’s clinical profile, optimizing dosing, demonstrating safety through extensive long-term follow-up, and navigating a complex multi-jurisdictional regulatory process. There is no guarantee that any of our activities to mitigate these risks will be successful. Future entrants to this space will be hard pressed to replicate our medical evidence base, patient trust, and established relationships with specialist treatment centers. Notwithstanding our efforts to mitigate these risks, new market entrants, if successful, could materially impact our business and market share.

Lapse of our orphan drug designation marketing exclusivity periods in Europe and the U.S. may encourage generic competitors to enter the market.

Legislation encouraging the development and commercialization of drugs for neglected and rare disorders (often referred to as “orphan drugs”) often provides pharmaceutical manufacturers with periods of market exclusivity, during which competitors are not permitted to launch generic versions of authorized medications, regardless of other intellectual property protection mechanisms. We secured orphan drug designations for SCENESSE® in the European Union in March 2008 and the U.S. in July 2008, providing periods of market exclusivity after marketing authorization to establish a robust commercial infrastructure. However, our market exclusivity periods for SCENESSE® expired in Europe in October 2024 and in the U.S. in October 2026. While, as of the date of this annual report, the lapse of our orphan drug exclusivity in Europe in October 2024 has not been followed by attempts from generics manufacturers to enter the market, the expiration of these market exclusivity periods may still lead to, subject to our IP protections, the entry of competitors to launch generic medications for EPP, for which no regulatory protection is provided.

Our success depends on our ability to protect our intellectual property.

We have created a portfolio of patents and trademarks across various jurisdictions and have utilized regulatory laws enabling market exclusivity, which has enabled relatively strong IP protection. As we believe that our success depends on our ability to obtain and maintain IP protection for our products and to enforce these IP, we have worked closely with experienced specialists and advisors internationally over many years, and we continue to fortify our portfolio by applying for new patents arising from new knowledge gained during our research and development. In addition, we rely on a combination of patent law, copyright law, trademark law, and confidentiality agreements with employees, suppliers, contractors, and partners to protect our IP rights and regularly monitor any infringement or misappropriation of them.

However, our future sales could be impacted to the extent there is not sufficiently robust IP protection across our product portfolio to prevent competitors from entering the marketplace with “generic” versions of our approved products. Competitors infringing on our IP rights may adversely impact our ability to maximize the value of product commercialization. Also, there is no assurance that any of our existing and future IP rights will be held valid and enforceable against third-party infringement or that our products will not infringe any third-party’s IP.

In addition, our existing and future IP rights may not be sufficiently broad to protect our products. Our IP rights may be challenged, potentially invalidated or potentially circumvented. Our IP rights may not afford us protection against competitors with similar technology.

While we are not aware of any of our patent applications or technology infringing any third party’s patents, we have not undertaken an exhaustive assessment of existing patents to determine any overlapping technology or potential infringement. Accordingly, there is a risk that a third party may claim that our patent applications infringe that third party’s patent. Any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have an adverse effect on our ability to market or exploit our technology. There is no guarantee that our existing or proposed patents will provide adequate protection for our intellectual property, or that third parties will not infringe or misappropriate the patents or similar proprietary rights. In addition, there can be no assurance that we will not have to pursue litigation against other parties to assert our rights. If some or all of our patent applications are not granted, our ability to exploit our technology may be materially adversely affected.

We also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

In addition, we also have trade secrets, know-how, non-patented proprietary expertise and continuing technological innovation that we shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached, and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of IP or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

In addition, certain of our patents related to the method for treatment of photodermatoses, pertaining to afamelanotide, will expire in 2027. As a result of the expiration of these patents, other companies are, subject to our other patents, no longer restricted in their ability to develop products utilizing the expired patented subject matter in the applicable jurisdictions, which could include products that compete with SCENESSE® and may materially affect the commercial advantage we currently hold in North America, the European Union, the United Kingdom, Switzerland and the rest of the world.

We may be subject to IP claims that create uncertainty about ownership or use of IP essential to our business and divert the managerial and other resources.

Our success depends, in part, on our ability to operate without infringing others’ IP rights. Third parties may, in the future, claim our or our contract manufacturers’/suppliers’ current or future copyrights, patents, trademarks, technologies, business methods, or processes infringe on their IP rights or challenge the validity of our or our contract manufacturers’/suppliers’ IP rights. We may be subject to IP infringement claims that would be costly to defend and could limit our ability to use certain critical copyrights, patents, trademarks, or business methods.

The defense and prosecution, if necessary, of IP suits, interference proceedings, and related legal and administrative proceedings can become very costly and may divert our management personnel from their normal responsibilities. We may not prevail in any of these suits or proceedings. An adverse determination of any litigation or defense proceedings could require us to pay substantial compensatory and punitive damages, could restrain us from using critical copyrights, patents, trademarks, business methods, or processes, and could result in us losing or not gaining valuable IP rights.

Furthermore, due to the voluminous amount of discovery frequently conducted in connection with IP litigation, some of our confidential information could be disclosed to competitors during this type of litigation. In addition, public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation could be perceived negatively by investors and thus have an adverse effect on the trading price of our Ordinary Shares and the ADSs.

We conduct multicenter clinical trials involving sites outside of the U.S. and Europe, which may add regulatory, monitoring, logistics, IP and other risks.

In order to ensure a diverse patient population is enrolled in our clinical trials, we aim to recruit patients from a range of trial sites. This has included sites located in the U.S., Europe, Singapore, Australia, Kenya and Saudi Arabia in the past. Data generated by sites outside of the U.S. and/or Europe may not be acceptable to regulatory agencies such as the FDA or EMA or may be subject to additional regulatory scrutiny, which adds costs to our programs, including additional monitoring or compliance inspections. Use of sites outside of the U.S. and Europe also exposes us to additional risks, including risks associated with local or regional regulatory requirements, compliance with local logistics, shipping, distribution and storage requirements, differences in medical practice or patient care, intellectual property and insurance.

Healthcare insurance coverage and reimbursement, both from public drug plans and private health care insurers, may be limited or unavailable for SCENESSE® and our future product candidates, and changes in government insurance programs may result in lower prices for our products, which could materially adversely affect our ability to operate profitably.

The success of SCENESSE® and our future product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. While we have established reimbursement and payor agreements in Europe and Israel, and in particular, over 100 national and local private insurers in the U.S. and the U.S. Department of Veterans Affairs are reimbursing SCENESSE® as of the date of this annual report, these third-party payors may not continue to provide adequate insurance coverage or may not be willing to accept the prices currently agreed upon. Furthermore, changes in government insurance programs may result in lower prices for our products. If we are unable to obtain adequate levels of reimbursement for SCENESSE® and our future product candidates, our ability to operate profitably will be materially adversely affected. The manner and level at which reimbursement is provided for services related to any current or future product candidates we may develop (e.g., for the administration of our product candidate to patients) is also important. Inadequate reimbursement for such services may lead to physician and/or payor resistance and adversely affect our ability to market or distribute SCENESSE® or any future product candidates we may develop.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors, such as private health insurers and health maintenance organizations, are critical to the acceptance of a drug or treatment. Government authorities and other third-party payors decide which drugs and treatments they will cover and the reimbursement amount. Coverage and reimbursement by a third-party payor may depend upon a number of factors.

In the U.S., no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement from third-party payors will be obtained. There is significant uncertainty related to the insurance coverage and reimbursement of newly or already approved products, which may be heightened where the product is subject to post-marketing conditions or requirements to provide additional clinical data. In the U.S., the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Future coverage and reimbursement may be subject to increased restrictions, such as prior authorization requirements, both in the U.S. and in international markets. Orphan drugs are typically placed on the highest cost-sharing tier, and a substantial percentage are subject to prior authorization requirements. Reimbursement agencies in the European Union may be more conservative than CMS.

Outside the U.S., international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Canada, the United Kingdom, the European Economic Area and other regions has and will continue to put pressure on the pricing and usage of drug products such as SCENESSE® and any future product candidates we may develop, if approved. We may also incur additional challenges when seeking reimbursement from public and private payers where SCENESSE® or any future product candidate has been approved, subject to post-marketing conditions. In many countries, particularly those of the European Union, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. For example, in Canada, price negotiations with provincial authorities can take more than 18 months before there are agreed-upon pricing and reimbursement rates. Prior to these negotiations, a review by agencies known as the Canadian Agency for Drugs and Technologies in Health (“CADTH”) and l’Institut National d’Excellence en Santé et en Services Sociaux (“INESSS”) is conducted to assess the value that a medicine will provide to the health system. For patented medicines, the Patented Medicine Prices Review Board (“PMPRB”) has jurisdiction over the price at which the medicine is sold, and PMPRB’s assessment of an acceptable price can impact negotiations with payors. Such negotiations may also result in additional studies and rationale required for combination products before reimbursement will be granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or might even prevent our commercial launch of the product, possibly for lengthy periods of time. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, the prices of products under such systems are substantially lower than in the U.S. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for product candidates. Accordingly, in markets outside the U.S., the reimbursement for SCENESSE® and any future product candidates we may develop may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, changes in government insurance programs or efforts by governmental and other third-party payors to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for approved products and, as a result, they may not cover or provide adequate payment for SCENESSE® and any future product candidates, which could materially adversely affect our ability to operate profitably.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of trained and accredited centers and customers, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, including “CLINUVEL,” and “SCENESSE®” has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of trained and accredited centers and customers, which depends on investment in our brands, our marketing efforts, and the success of our products and services.

On the other hand, negative publicity about our business, products, services, shareholders, affiliates, directors, officers, and other employees can harm the recognition of our brands and reputation. Negative publicity, regardless of merits, concerning the foregoing, could be related to a wide variety of matters, including, but not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers, other employees, and business partners, including misrepresentations made by our employees to potential business partners and customers during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products and service offerings;

●	false or malicious allegations, rumors, or online dissemination about us or our directors, shareholders, affiliates, officers, other employees and business partners;

●	complaints by customers, or business partners about our products, services and sales, and marketing activities;

●	security breaches of confidential business partners, customers, or employee information;

●	employment-related claims relating to alleged employment discrimination, wage, conditions, and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar devices worldwide, including instant messaging applications, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate, as is its impact, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including false and inaccurate information, is readily available. Information concerning us and our shareholders, affiliates, directors, officers, other employees, and business partners may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by our strategies to maintain our brand integrity and may materially harm the recognition of our brand, reputation, business, financial condition, and results of operations.

Any negative public opinion and increased regulatory scrutiny of pharmaceutical products affecting skin pigmentation, photomedicine or related areas may damage public perception of our therapies or compromise our ability to conduct our business or obtain regulatory approvals for our product candidates.

Cybersecurity incidents may materially and adversely affect our business.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in recent years. In the course of our business, we collect, store, transmit and otherwise process sensitive information, including personal data and protected health information relating to patients prescribed SCENESSE® and other product candidates, clinical trial data, pharmacovigilance and safety data, and commercially sensitive and proprietary information relating to our products and operations. A breach of our information technology (“IT”) systems, or those of our third-party service providers, has the potential to disrupt our critical business processes, leading to unauthorized access to or loss of such sensitive information, loss of privacy, loss of commercially sensitive data and/or reputational damage to us, as well as exposure to litigation, regulatory investigation and penalties under applicable data protection laws, including the GDPR and UK GDPR. To reduce security concerns, we have in place commercially available safeguards to restrict access to our operating systems, including multifactor authentication, firewalls, phishing identification software, cloud-hosted solutions and regular data back-ups that are regularly maintained and reviewed.

Despite the security measures and ongoing vigilance we have in place to protect sensitive information, our IT systems and those of our third-party service providers may be vulnerable to security breaches, hacker attacks, vandalism, computer viruses, loss or misplacement of data, human error, or other malfunctions and attacks. Such breaches may compromise our network and information stored therein may be accessed, disclosed, lost, or stolen. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of a breach or compromise. Technological interruptions would also disrupt our operations, including our ability to distribute and track product or service orders, project inventory requirements, and manage our supply chain. In the event we experience significant disruptions, we may be unable to repair our IT systems in an efficient and timely manner and such events may disrupt or reduce the efficiency of our entire operation for a prolonged period. The occurrence of these incidents could result in diminished internal and external reporting capabilities, impaired ability to process transactions, harm to the control environment, diminished employee productivity, and unanticipated increases in costs, including substantial legal costs in connection with defending any lawsuits that may arise from such incidents.

We are increasingly dependent on complex information technology to manage our infrastructure. Our IT systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our IT systems and data integrity effectively could negatively affect our business, financial condition and results of operations.

If we fail to maintain or renew the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

While we have currently obtained all applicable approvals, licenses and permits for our business operations from the governmental authorities of each jurisdiction in which we operate, due to the complexities, uncertainties and frequent changes in laws, rules, regulations and their interpretation and implementation, we may not always be able to do so in a timely manner, and we may be penalized by governmental authorities for conducting pharmaceutical manufacturing or distributing activities without proper approvals, licenses or permits. Moreover, as we continue to increase our product variety, we may also become subject to new or existing laws and regulations that did not affect us in the past. Failure to obtain, renew or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business, and may have a material adverse impact on our business prospects, results of operations and financial condition.

We are dependent on certain key personnel, and loss of these key personnel could have a material effect on our business, financial condition and results of operations.

Our success is, to a large extent, attributable to the management, sales and marketing, compliance and drug safety, and research and development expertise of key personnel. We are dependent upon the services of our current executive management team for our continued growth and operation. Our current executive management team is highly experienced, with six out of nine executives having been with us for more than 10 years, and an average tenure of 12 years for the core executive team. This experienced executive management team brings decades of combined experience in rare disease, formulation drug development, regulatory strategy, clinical strategies, and global commercialization. Their expertise spans the full pharmaceutical value chain, from early-stage research to multi-jurisdictional market launches, enabling us to navigate complex scientific, clinical, and regulatory challenges rapidly. Although we have no reason to believe that any members of our current executive team will discontinue their services with us, the interruption or loss of their services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. There can be no assurance that we will be able to retain them after the terms of their employment expire. The loss of any members of our current executive team could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to hire and retain qualified personnel to support our growth, and if we are unable to retain and hire these personnel in the future, our ability to improve our products and execute our growth strategies could be adversely affected.

We strive to attract, recruit and retain a sizeable workforce of technically competent employees. While we have adopted various policies to attract, recruit and retain qualified personnel, including (i) continually reviewing our remuneration, reward, retention options, training and staff benefits to ensure market attractiveness and competitiveness, (ii) implementing staff-retention strategies, including eligibility to participate in bonus and equity incentive plans after an initial period of service, and (iii) providing and sponsoring specialist training, learning opportunities and scholarship programs to encourage eligible employees to develop their careers, we may still not be able to retain the services of our employees, or attract and retain high-quality personnel in the future. If we fail to attract, recruit and retain personnel with specialized knowledge, skills and expertise, our ability to improve our products and execute our growth strategies could be adversely affected.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China, where the API in SCENESSE® is produced.

Political events, international trade disputes, and other disruptions to international commerce could harm the global economy and adversely affect the business operations of us and our contract manufacturer, Manufacturer A. Recent shifts in U.S. tariff policies, including increased tariffs on goods imported from China and other regions, as well as the potential for additional protectionist measures, may impact our operations.

Moreover, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China, could damage customer confidence and decision-making, leading to a material adverse effect on our business. Such uncertainty may also limit our access to new business opportunities, negatively impacting our operations. Additionally, current and potential future actions by the U.S. or China that affect trade relations could contribute to global economic instability, which may harm our markets, business, or financial performance. The financial condition of our patients/customers could also be adversely affected by trade-related disruptions, and we cannot predict the extent or form of future actions or escalations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, and economic tension between the U.S. and China and issues related to the ongoing Middle East conflict. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine could lead to continuing market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The military conflict in Ukraine has led to sanctions and other penalties being levied by the U.S., European Union and other countries against Russia and other countries, such as Belarus, as well as certain companies in China that supply Russia. Additional potential sanctions and penalties have also been proposed or threatened. In addition, if China actively involves itself in or extends support to Russia, there is a potential risk of sanctions and penalties being imposed on China as well by the U.S., European Union, and other countries. Because all of the API in SCENESSE® is produced by our contract manufacturer, Manufacturer A, in Manufacturer A’s factory in China and is transported to the U.S. for further processes, if the U.S. imposes sanctions and penalties on China, we may be limited or prohibited from importing the API in SCENESSE® into the U.S., leading to a significant disruption of our supply chain and operation and material adverse impact on business, results of operations, and financial condition. Although our business has not been materially impacted by the ongoing military conflict between Russia and Ukraine to date, it is impossible to predict the extent to which our operations, or those of Manufacturer A and other contract manufacturers and suppliers, will be impacted in the short- and long-term, or the ways in which the conflict may impact our business, including sanctions and penalties being levied by the U.S. against China.

Additionally, the intensity and duration of the Middle East conflict is difficult to predict at this stage, as are its economic implications on our business and operations and on Israel’s economy in general, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations. The extent and duration of these military actions, sanctions and resulting market disruptions that may arise from such events are impossible to predict as of the date of this annual report, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this annual report. To date, changes in availability of air traffic routes and costs of petroleum products have had an impact upon freight and travel costs directly relating to our business. Decreased freight capacity and fuel surcharges, alongside increased insurance costs for the logistics industry, have increased our overall freight costs. Our team operates globally, necessitating travel for our staff, with costs of travel impacting our business. There are no guarantees that we will be able to reduce these costs or our needs for freight or travel.

We rely on our sole contract manufacturer in China, Manufacturer A, to manufacture the API in SCENESSE® in Manufacturer A’s factory in China. This subjects us to economic, operational, regulatory and legal risks specific to China.

We currently rely on our contract manufacturer, Manufacturer A, to manufacture all the API in SCENESSE® in Manufacturer A’s factory in China. We expect to continue relying on Manufacturer A in the next five years. This increases our sensitivity to the economic, operational and legal risks specific to China. For example, China’s economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of corruption, control of capital investment, reinvestment control of foreign exchange, control of intellectual property, allocation of resources, growth rate and development level. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China are still owned or controlled by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over economic growth in China through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

It is unclear whether and how our current or future business, prospects, financial condition or results of operations may be affected by changes in China’s economic, political and social conditions and in its laws, regulations and policies. In addition, many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development.

Additionally, the legal system in China is not fully developed and there are inherent uncertainties that may affect the protection afforded to Manufacturer A for its business and activities in China that are governed by the Chinese laws and regulations, which might impact our operations and business development. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult for us to evaluate the outcome of administrative and court proceedings and the level of legal protection than in more developed legal systems. These uncertainties may impede our ability to enforce contracts and could materially and adversely affect our business, financial condition and results of operations.

Our products may not achieve market acceptance which may limit growth and adversely affect our business.

Our products that are in development may not achieve market acceptance, if approved, which could limit our growth and adversely affect our business, financial condition and results of operations. The degree of market acceptance of any of our product candidates will depend on a variety of factors, including:

●	difficulties in marketing any of our product candidates including those associated with price, drug delivery, dosage required, and claims that can be made about the product;
●	delays in marketing any of our product candidates;
●	the advancement of new competitive products; and
●	the discovery and development of new drugs.

We may acquire or develop further assets in the future that may fail to meet our strategic and financial objectives.

We may seek acquisitions of assets in the future. There can be no assurance that suitable future acquisition opportunities will arise or if they do arise that they will be able to be made on acceptable terms. We are also developing new products through our VALLAURIX RD&I Centre. There is a risk that any future acquisitions or newly developed products may fail to meet our strategic and financial objectives including, if applicable, the integration of specialized technologies or clinical programs into our business, generate the synergies and benefits that we expected or provide an adequate return on the purchase price. There is a risk that our acquisition due diligence and analysis may be incomplete or inaccurate. An unforeseen liability that arises after each acquisition, and for which we may have no warranty or indemnity protection under the sale and purchase agreement, may have a material adverse impact on the investment and, ultimately, our financial performance and operating performance.

Risks Relating to Ordinary Shares, the ADSs and the Trading Market

We may not complete the proposed Transaction on the terms or timeline currently anticipated, or at all, and even if completed, we may fail to realize its anticipated benefits, while incurring significant transaction costs and management distraction regardless of outcome.

On August 27, 2026, we announced that our Board of Directors is considering a transaction under which a foreign holding company (“New HoldCo”) would become the new parent company of the Clinuvel group by way of an Australian scheme of arrangement, with New HoldCo applying to list its shares directly on Nasdaq and our ordinary shares being removed from the official list of the ASX (the “proposed Transaction”). A final Board decision has not yet been made to proceed with the Proposed Transaction, and it remains subject to a number of conditions that are outside of our control, including finalization of the transaction structure and documentation and receipt of the necessary shareholder, court, ASX and other regulatory approvals. There is no assurance that the Proposed Transaction will be approved or completed on the terms or timeline currently anticipated, or at all.

The process of pursuing the proposed Transaction has required, and completing it would continue to require, significant time and attention from our management and Board, as well as substantial legal, accounting, advisory, printing, regulatory and other transaction costs, many of which will be incurred regardless of whether the proposed Transaction is ultimately completed. These costs and the diversion of management attention could adversely affect our business, financial condition and results of operations, particularly if the proposed Transaction is abandoned, delayed or restructured after we have incurred substantial costs.

Even if the Proposed Transaction is completed, we may not realize the anticipated strategic and commercial benefits, which we hope to include increased attractiveness to U.S. investors, improved access to capital markets, enhanced trading liquidity for our equity securities, or alignment of our corporate structure with industry peers. Our business will be conducted substantially the same following the Proposed Transaction, and factors such as investor demand, market conditions, analyst coverage and our operating performance, many of which are outside our control, will continue to influence the trading price and liquidity of our equity securities following any such transaction.

In addition, implementation of the Proposed Transaction would involve a number of legal, tax and regulatory complexities, including differences between Australian and the relevant foreign jurisdiction’s corporate law, potential tax consequences for us and our shareholders, and the need to obtain and maintain approvals from multiple regulators in different jurisdictions. Any unanticipated delay, additional condition, adverse tax consequence or regulatory requirement could increase the cost of the Proposed Transaction, delay or prevent its completion, or reduce the anticipated benefits to us and our shareholders. If the Proposed Transaction is not completed, we will have incurred significant costs, including legal, financial advisory and accounting fees, without realizing the anticipated benefits, and our management will have spent significant time on a transaction that did not come to fruition, which could adversely affect our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 50,427,898 of our Ordinary Shares are issued and outstanding. Among these shares, 3,482,793 are in the form of ADSs. All of our ADSs are freely tradable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the research analysts who cover us downgrade us, the price of the ADSs could likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located outside the U.S. that have listed their securities in the U.S.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	new issues of ordinary shares or ADSs or other securities;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on Nasdaq;

●	sales of the ADSs or Ordinary Shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
●	decisions by individual shareholders to sell large volumes of shares on market;

●	accusations, rumors, falsehoods or inaccurate information deliberately or inadvertently published on public or limited private forums or in the media about us, our products, directors or management;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, geopolitical tensions, pandemics or epidemics, natural disasters, extreme weather events, or other “acts of God,” or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company listed on ASX and Nasdaq, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations, such as the Corporations Act and ASX Listing Rules. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual reports and reports of foreign private issuer with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation, and results of operations.

Being a public company, these rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors (the “Board”) and senior management.

As a foreign private issuer, we have followed certain home country practices, which could adversely affect our public shareholders.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules. Among other things, as a foreign private issuer we have elected to follow home country practice with regard to the composition of the board of directors and the audit committee, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the Nasdaq Stock Market Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in us and certain acquisitions of the stock or assets of another company. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Foreign Private Issuer Exemption.”

The dual listing of our Ordinary Shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Since the listing of our ADSs on Nasdaq, our Ordinary Shares have continued to be listed on the ASX. We cannot predict the effect of this dual listing on the value of our Ordinary Shares and the ADSs. However, the dual listing of our Ordinary Shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the U.S. The price of our ADSs could also be adversely affected by trading in our Ordinary Shares on the ASX.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against us or the depositary arising from or relating to our Ordinary Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws.

However, ADS holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other owners or holders of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may incur increased costs of bringing a claim and may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ADS holders are not our shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, will issue, register and deliver the ADSs. After purchasing an ADS, you will become a holder of ADSs with underlying Ordinary Shares. ADS holders will not be treated as our shareholders and will not have shareholder rights. The depositary will be the holder of our Ordinary Shares underlying the ADSs. Holders of ADSs will have ADS holder rights, which are solely contractual in nature. A deposit agreement among us, the depositary, ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Item 12. Description of Securities Other than Equity Securities - D. American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights. For a description of our shareholders’ rights, see “Item 10. Additional Information - B. Memorandum and Articles of Association.”

ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to receive our notices of general meetings and to attend and vote at our general meetings of shareholders. A shareholder meeting requires a quorum of shareholders present in person or by proxy (as defined in the Company’s constitution and the Corporations Act) to conduct business. If an insufficient number of shareholders attend or are represented, resolutions cannot be validly passed. Failure to achieve a quorum may result in adjournment and delay or restructuring of proposed actions. At a general meeting, every shareholder present in person or as a proxyholder present at the meeting and entitled to vote has one vote on a show of hands, regardless of how many Ordinary Shares they hold, unless our constitution, Corporations Act, and ASX listing rules require a certain subject to be conducted through a poll, where every shareholder present (in person or by proxy, attorney, or representative) and entitled to vote has one vote per fully paid Ordinary Share on a poll. This is subject to any other rights or restrictions that may be attached to any shares. A vote decided on a show of hands may not reflect the wishes of shareholders and votes cast by proxy may not be counted in a show-of-hands vote unless the proxyholder is present and votes personally at the meeting.

ADS holders may exercise voting rights with respect to the Ordinary Shares represented by the ADSs only in accordance with the provisions of the deposit agreement. ADS holders may instruct the depositary to vote the Ordinary Shares underlying their ADSs. Otherwise, ADS holders will not be entitled to exercise their right to vote unless they surrender their ADSs and withdraw the Ordinary Shares underlying their ADSs prior to both the Ordinary Share and ADS record dates for such meeting. However, ADS holders may not have sufficient advance notice about the meeting to surrender their ADSs and withdraw the shares. If we ask for ADS holders’ instructions, the depositary will notify registered holders of ADSs of the upcoming vote and arrange to deliver our voting materials and form of notice to them. If we ask the depositary to solicit voting instructions, the depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of ADS holders. We cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which ADS holders may not be able to exercise voting rights.

ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to any shares, the directors may determine that a dividend will be payable on our Ordinary Shares and fix the amount, the time for payment and the method for payment. Dividends and other distributions payable to our shareholders with respect to our Ordinary Shares generally will be payable directly to them. Any dividends or distributions payable with respect to Ordinary Shares represented by ADSs will be paid to the depositary, which has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Before the depositary makes a distribution to you in respect of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADS depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. ADS holders will receive these distributions in proportion to the number of Ordinary Shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to ADS holders amounts distributed by us as a dividend or distribution.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

Subject to the terms of the deposit agreement, the depositary has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting our fees and expenses and any taxes or other government charges. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with the amendments, their choices will be limited to selling the ADSs or cancelling the ADSs and withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Australia, and it may be more difficult to enforce judgments obtained in courts outside Australia.

We are incorporated in Australia as a stock company with limited liability. The majority of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and senior management are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or senior management, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Australia. There is doubt as to the enforceability in Australian courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Australian dollar.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in Australian dollars and then converted by the depositary or its agents into U.S. dollars, subject to certain conditions and the terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between the Australian dollar and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Australia of our Ordinary Shares obtained upon cancellation and surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

As long as we remain subject to the rules of the ASX, we will be unable to access equity capital without shareholder approval if such equity capital sales would result in an equity issuance above regulatory thresholds and, consequently, we could be unable to obtain financing sufficient to sustain our business if we are unsuccessful in soliciting requisite shareholder approvals.

Our ability to access equity capital is subject to ASX Listing Rules 7.1 and 7.4, which provide that a company must not, without shareholder approval, issue or agree to issue any equity securities, or other securities with rights to conversion to equity, if such issue of securities, when aggregated with securities issued by the company during the previous 12-month period, would be an amount that would exceed 15% of the number of ordinary shares on issue at the commencement of the 12-month period, subject to certain adjustments and permitted exceptions.

Our equity issuances are subject to limitations under ASX Listing Rule 7.1 as long as we continue to be listed on the ASX and this constraint may prevent us from raising the sufficient equity capital needed to conduct our operations as planned without shareholder approval.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our senior management, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements.

If we fail to comply with the continued listing rules, Nasdaq may subsequently delist the ADSs from trading, which could lead to significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which will make it more difficult to compare our performance with that of other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company”, we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

If we fail to maintain effective internal controls over financial reporting and disclosure controls and procedures, our ability to accurately report our financial results and comply with applicable reporting requirements could be adversely affected.

We are required to maintain effective disclosure controls and procedures and internal control over financial reporting. However, any system of internal controls, regardless of how well designed and operated, can provide only reasonable, rather than absolute, assurance that its objectives will be achieved. As we continue to develop and refine our internal controls to comply with applicable U.S. securities laws and reporting requirements, we may identify deficiencies or material weaknesses in our controls. If we fail to maintain effective controls, we may be unable to prevent or detect material misstatements in our financial statements or comply with our reporting obligations in a timely manner. Any such failure could result in regulatory scrutiny, additional costs, a loss of investor confidence and a decline in the market price of our securities.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders and ADS holders.

As an Australian company listed on the ASX, we are subject to different corporate requirements than a corporation organized under the laws of the U.S. Our Constitution, as well as the Corporations Act and ASX Listing Rules, set forth various rights and obligations that are applicable to us as an Australian company listed on the ASX. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Item 10. Additional Information - B. Memorandum and Articles of Association,” as well as our Constitution, which is included as an exhibit to this annual report, prior to investing in the ADSs.

Australian takeover and foreign investment laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our Ordinary Shares or ADSs.

We are incorporated in Australia and are subject to the takeover and foreign investment laws of Australia. Among other things, we are subject to the Corporations Act and the Australian Foreign Acquisitions and Takeovers Act 1975. Subject to a range of exceptions (including a takeover bid, scheme of arrangement or with shareholder approval), the takeover provisions in the Corporations Act prohibit the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover and foreign investment laws may discourage takeover offers being made for us or may discourage or prevent the acquisition of a significant position in our Ordinary Shares. This may have the ancillary effect of entrenching our board of directors and may limit the ability of our shareholders and ADS holders to obtain a premium from a change of control transaction.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our operations and the composition of our assets, including the cash we raised in our past offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ADSs or Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs or Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such a U.S. Holder and such a U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Epitan Ltd, later renamed CLINUVEL PHARMACEUTICALS LIMITED in 2006, was a stock company with limited liability incorporated pursuant to the laws of Australia in 1999 in Melbourne, Australia. Epitan Ltd initially pursued the use of afamelanotide as injectable cosmetic tanning applications after having acquired the licensing rights to an alpha-melanocyte-stimulating hormone (“alpha-MSH”) analogue, later known as afamelanotide, from the University of Arizona.

On February 13, 2001, Epitan Ltd listed its ordinary shares on the ASX under the ticker EPT.

In 2006, Epitan Ltd renamed itself CLINUVEL PHARMACEUTICALS LIMITED, and the ticker for the ASX ordinary shares changed to CUV. Clinuvel strategically shifted toward therapeutic uses in photomedicine and genetic and acquired skin disorders and conducted its first clinical trial of afamelanotide in adult EPP patients.

In 2014, Clinuvel’s lead therapy, SCENESSE® (afamelanotide 16 mg), received regulatory approvals and marketing authorization from the EMA for the prevention of phototoxicity in adult EPP patients, becoming the first approved treatment for adult EPP patients worldwide.

In 2019, the U.S. FDA granted regulatory approvals and marketing authorization for SCENESSE® to treat adult EPP patients in the U.S. market.

Since 2013, Clinuvel has commenced expanding its operations across Europe, the UK, the U.S., Singapore and Australia, supported by a network of its wholly-owned subsidiaries. Clinuvel established A.C.N. 108 768 896 PTY LTD in Australia in 2004 (deregistered on June 4, 2025), CLINUVEL SINGAPORE PTE LTD in Singapore in 2013, VALLAURIX PTE LTD in Singapore in 2014 (as a joint venture and fully acquired in 2018), CLINUVEL, INC. in the U.S. in 2006, CLINUVEL (UK) LTD in the United Kingdom in 2005, CLINUVEL AG in Switzerland in 2008, CLINUVEL EUROPE LIMITED in Ireland in 2018.

Clinuvel coordinates global research, clinical development, and commercialization activities.

The following table sets out for each of our subsidiaries, the state or jurisdiction of incorporation or organization, percentage ownership and voting interest held by us (directly or indirectly through subsidiaries):

Name of Entity	State or Jurisdiction of Incorporation or Organization	Percentage Ownership and Voting Interest (%)
CLINUVEL SINGAPORE PTE LTD	Singapore	100
VALLAURIX PTE LTD	Singapore	100
CLINUVEL, INC.	Delaware	100
CLINUVEL (UK) LTD	United Kingdom	100
CLINUVEL AG	Switzerland	100
CLINUVEL EUROPE LIMITED	Ireland	100
VALLAURIX MC SARL	Monaco	100

Proposed Transaction

On August 27, 2026, we announced that our Board of Directors is considering a transaction under which we would change our group holding structure, seek a listing of our ordinary shares on Nasdaq, and delist from the ASX (the “Proposed Transaction”).

Under the Proposed Transaction, a foreign holding company (“New HoldCo”) would become the new parent company of the Clinuvel group, implemented by way of a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001, which would be subject to shareholder and court approval. Our existing shareholders would receive ordinary shares in New HoldCo representing an equivalent proportionate economic interest to their existing interest in Clinuvel, subject to the rounding of fractional entitlements. In connection with the Proposed Transaction, we are also establishing our new operational headquarters in the United States, effective from January 1, 2027.

The proposed Transaction reflects the increasing significance of our current and future operations in the United States. We believe the proposed Nasdaq listing could increase our attractiveness to a broader U.S. investor base, improve our access to capital markets, and align our corporate structure with industry peers.

A final Board decision has not yet been made to proceed with the Proposed Transaction, and due diligence continues with input from global counsel. Any decision to proceed will be subject to finalization of the transaction structure and documentation and, if pursued, the Proposed Transaction will remain subject to the necessary shareholder, court, ASX and other regulatory approvals. Further information regarding the Proposed Transaction, including the discontinuation of our ASX listing and our trading on Börse Frankfurt, will be provided to shareholders in due course. There is no assurance that the Proposed Transaction will be completed on the terms described above, on any particular timeline, or at all.

Corporate Information

Our headquarters are located at Level 22, 535 Bourke Street, Melbourne, VIC 3000, Australia, and our phone number is +61 3 9660 4900. Our website address is https://www.clinuvel.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is CLINUVEL, INC., located at 1825 S. Grant Street, Suite 200, San Mateo, CA 94402.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

Headquartered in Melbourne, Australia, and with operations in Europe, Singapore, and the U.S., Clinuvel is a global specialty pharmaceutical group focused on developing and commercializing treatments for patients with genetic, metabolic, systemic, and life-threatening, acute disorders, as well as healthcare solutions for specialized populations. As pioneers in photomedicine and the development of melanocortin technology, Clinuvel’s research and development have led to innovative treatments for patient populations with a clinical need for systemic photoprotection, DNA repair and repigmentation, all of whom currently lack therapeutic alternatives. The business objective is to establish an integrated pharmaceutical company specializing in numerous melanocortin drugs, including various formulations and delivery methods.

Clinuvel’s lead therapy, SCENESSE® (afamelanotide 16mg), is approved for commercial distribution in Europe, the U.S., Israel, Canada and Australia as the world’s first, and currently only, systemic photoprotective drug for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with EPP. By activating melanogenesis and acting as an antioxidant, SCENESSE® can help EPP patients reduce phototoxicity following exposure to sunlight and artificial UV light sources. For the fiscal year ended June 30, 2026, Clinuvel generated revenues of $64.3 million from the distribution of SCENESSE® to treat EPP patients, which accounted for 100% of its total revenues for the period. For the fiscal years ended June 30, 2025 and 2024, Clinuvel generated revenues of $61.1 million and $57.9 million, respectively, from the distribution of SCENESSE® to treat EPP patients, which accounted for 100% of its total revenues for both periods. For the fiscal years ended June 30, 2026, 2025 and 2024, SCENESSE® revenues were primarily generated in North America and Europe (including Switzerland and the United Kingdom), with these revenues attributed to our entities in the U.S. and Ireland, respectively.

Clinuvel’s lead therapy SCENESSE® (afamelanotide 16 mg) is distributed in major pharmaceutical markets, within the U.S., and across the European Economic Area through our subsidiary in Ireland, which holds the European Marketing Authorization. For the fiscal years ended June 30, 2026, 2025 and 2024, the sales of SCENESSE® to patients with EPP account for 100% of total revenues. Ongoing commercial success of SCENESSE® depends on reimbursement by national or private insurers in the European Economic Area (the “EEA”), while in the U.S., Medicare/Medicaid and insurance groups are responsible for the reimbursement of SCENESSE® used in EPP patients.

Clinuvel is currently conducting studies to determine if SCENESSE® can be used for vitiligo, a pigmentation disorder where patients are gradually losing their pigmentation. The current status of this program is an advanced randomized trial (CUV105) in vitiligo, evaluating patients with Fitzpatrick skin type III, IV, V, and VI. In total, 210 patients have been included in this trial. CUV105 is not a pivotal (registration) study; topline results are anticipated to be announced in December 2026, with a full analysis of the data expected to be completed before the end of our next fiscal year (See, “Growth Strategy” – “SCENESSE®” below).

As of the date of this annual report, Clinuvel also strives to translate its technological know-how and photomedicine and melanocortin expertise into non-pharmaceutical PhotoCosmetic products. The first proof of concept PhotoCosmetic product, CYACÊLLE, was presented in a pilot setting in March 2023 in six European countries to targeted audiences in need of polychromatic protection from Ultraviolet (“UV”) and High Energy Visible (“HEV”) light. The plan is to launch a number of PhotoCosmetics products, with innovative melanocortin-based products to assist DNA repair and melanocyte-stimulating hormone (“MSH”)-response for assisting risk-free bronzing in the next few years.

In addition to the commercialization and distribution of SCENESSE® and the development and commercialization of PhotoCosmetic products, Clinuvel devoted its research efforts to the development and clinical programs of pharmaceutical products. Having established SCENESSE® as the standard of care for EPP, Clinuvel is now working to address unmet patient needs in a range of severe and life-threatening skin and central nervous system disorders with melanocortin-based products. For example, Clinuvel is developing novel formulations of the melanocortin adrenocorticotropic hormone (“ACTH”) as NEURACTHEL® in multiple dosage forms for patients with neurological, endocrinological, and degenerative disorders in need of medical treatment. Clinuvel’s clinical development program follows an operating model whereby the introduction of melanocortins to address disorders must have a high probability of clinical success and attracting academic support, where there is a strong rationale for the introduction of technology and the ability to conduct a clinical program, and where the program is likely to result in a product that is commercially viable. Clinuvel strives to develop programs that meet each of these criteria, but also relies heavily upon the team’s existing skills and knowledge of the clinical and commercial potential of melanocortins, while working closely with global experts in a range of relevant fields.

Clinuvel operates with an integrated business model of undertaking the key functions of its business, including formulation research and development (“R&D”), design and conduct of clinical studies, quality assurance activities (including select manufacturing activities), commercial distribution and importation, branding and marketing, in-house, rather than outsourcing to third parties. Thus far, this model has worked well and Clinuvel believes it increases its commercial value and creates more sustainability. Under this integrated business model, Clinuvel has consistently achieved positive revenue growth, net cash inflow, and profitability. Clinuvel’s net income for the fiscal year ended June 30, 2026 amounted to US$23.2 million. Clinuvel’s net income for the fiscal years ended June 30, 2025 and 2024 amounted to US$23.1 million and US$23.3 million, respectively.

Competitive Strengths

We believe we have the following competitive strengths:

The world’s first and only systemic photoprotective drug for adult EPP patients

As of the date of this annual report, worldwide, SCENESSE® is the only approved treatment specifically for adult patients with EPP, and therefore, Clinuvel currently has no direct commercial competitors for selling drugs to treat adult EPP patients (See “Competition” below). This gives Clinuvel a rare and defensible advantage in the orphan drug space, allowing it to command strong pricing and maintain high barriers to entry.

Clinuvel has created a portfolio of patents and trademarks across various jurisdictions and has utilized regulatory laws enabling market exclusivity that has enabled relatively strong IP protection. Clinuvel has worked closely with experienced specialists and advisors internationally over many years, and it continues to fortify its portfolio by applying for new patents arising from new knowledge gained during its research and development.

Clinuvel invested over a decade in building a deep understanding of EPP’s clinical profile, optimizing dosing, demonstrating safety through extensive long-term follow-up, and navigating a complex multi-jurisdictional regulatory process. Future entrants to this space will be hard pressed to replicate Clinuvel’s medical evidence base, patient trust, and established relationships with specialist treatment centers. In viewing the risks of new entrants, one needs to add that the use of an antischizophrenic drug in EPP by one of the competitors is questionable since it carries effects on the central nervous system. Another competitor has developed a synthetic drug without the demonstration of long-term safety effects.

In addition, Clinuvel has leveraged its early market entry to establish reimbursement and payor agreements in key markets, including Europe and the U.S. Clinuvel secured orphan drug designations for SCENESSE® in the European Union in March 2008 by the EMA and the U.S. in July 2008 by the FDA, providing periods of market exclusivity after marketing authorization to establish a robust commercial infrastructure. Clinuvel’s orphan drug market exclusivity remains in place in the U.S. until October 2026, while the lapse of its orphan drug exclusivity in Europe, since October 2024 has not been followed by attempts from generics manufacturers to enter the market. Therefore, even when competitors’ late-stage candidates mature, they will be entering a market where Clinuvel has most likely already shaped clinical practice guidelines, reimbursement pathways, and patient expectations. See “Risk Factors—Risks Related to Business and Industry—Lapse of our orphan drug designation marketing exclusivity periods in Europe and the U.S. may encourage generic competitors to enter the market.”

Proven Clinical Excellence and Safety Profile

With the success of SCENESSE®, Clinuvel has demonstrated its capability to advance complex therapies from concept to regulatory approval, including the stage of commercialization. Over more than a decade of research, Clinuvel has executed a rigorous and methodical development program for SCENESSE®, generating robust clinical data that consistently demonstrated both efficacy and long-term safety in adult EPP patients.

This track record reflects not only scientific and regulatory expertise but also a patient-centered approach that has earned the trust of clinicians and regulators across multiple jurisdictions. The innovative biodegradable subcutaneous formulation design of SCENESSE® delivers a sustained, controlled-release of afamelanotide, minimizing treatment burdens and intended to provide steady therapeutic levels. This method enhances patient compliance, reduces the need for frequent dosing and attendance to the doctor’s office, and provides predictable, reliable symptom protection, particularly critical for a disorder triggered by light exposure.

Clinuvel believes the combination of proven safety, durable efficacy, and an advanced delivery mechanism sets SCENESSE® apart from any treatment in development for EPP. It also positions Clinuvel to be seen as a specialty pharmaceutical company that can create therapies that show efficacy in clinical trials and are practical, tolerable, and sustainable for patients in real-world settings.

Deep Expertise and Experienced Management Team

Clinuvel benefits from long-standing expertise in melanocortin technology and peptide delivery technologies. Its executive management team is highly experienced, with six out of nine executives having been with Clinuvel for more than 10 years, and an average tenure of 13 years for the core executive team. This experienced executive management team brings decades of combined experience in rare disease drug development, regulatory strategy, and global commercialization. Their expertise spans the full pharmaceutical value chain, from early-stage research to multi-jurisdictional market launches, enabling Clinuvel to navigate complex scientific, clinical, and regulatory challenges rapidly.

In addition, management’s long-standing involvement in the development of SCENESSE® has created deep institutional knowledge in photodermatoses, light induced diseases, EPP, vitiligo, melanocortin biology, photoprotection, drug delivery technologies. The continuity of a vision has allowed Clinuvel to maintain a consistent strategic direction, execute long-term development plans, and respond to evolving market and regulatory conditions.

Moreover, the executive management team’s track record of building relationships with treatment centers and healthcare authorities worldwide strengthens Clinuvel’s influence within its niche. Their credibility and established network accelerate market access for new products and reinforce Clinuvel’s position as a trusted authority in skin health, dermatology and photodermatology, such as provided by the EPP treatment.

Integrated Business Model, Established Global Presence and Specialist Market Leadership

Clinuvel operates with an integrated business model of undertaking the key functions of its business in-house to increase its value. In particular, Clinuvel’s direct distribution of SCENESSE® for EPP patients in Europe and the U.S. through trained and accredited centers has proven beneficial, contributing to higher margins and profit for its business. Clinuvel cooperates and provides site training for existing hospitals and medical centers to establish a network of “EPP Expert Centers” in Europe and “Specialty Centers” in North America. Clinuvel employs a direct distribution model for SCENESSE® to be delivered to these centers to ensure appropriate use according to regulatory requirements, just-in-time delivery, consistent supply terms, and direct engagement with healthcare providers. As of the date of this annual report, Clinuvel has established a network of more than 100 trained and accredited centers in the U.S., five in Canada, more than 20 in Europe and one each in Israel and Argentina. To better engage with the network of the trained and accredited centers in Europe and North America and facilitate patient treatment, Clinuvel has invested in personnel to work directly with prescribing physicians and their administrative teams, liaise with patients, and interact with payors, as well as ensuring compliance through a controlled distribution network. Through cooperation with the trained and accredited centers and carefully negotiated reimbursement agreements, Clinuvel has streamlined patient access in diverse healthcare systems while maintaining consistent quality and safety standards.

In addition, over years of engagement with physicians, payors, and patient advocacy groups, Clinuvel has cultivated a deep understanding of the EPP community’s needs and established enduring relationships within specialist medical networks. This trust and credibility has made Clinuvel a preferred option for many clinicians and patients, strengthening loyalty and creating a high barrier for potential new entrants to the market.

Growth Strategy

Enhance the Distribution Network and Expand into New Geographic Markets

As SCENESSE® is the first and currently the only systemic photoprotective drug approved for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with EPP in North America and Europe, and Clinuvel has been distributing SCENESSE® to the patients through a network of trained and accredited centers in North America and Europe, increasing treatment access to EPP patients in these two markets is particularly important to Clinuvel’s growth.

Clinuvel expanded this network to 120 trained and accredited centers in North America by the end of 2025 as a foundation for the prescription of SCENESSE®, striving to facilitate access to SCENESSE® for more eligible EPP patients. To expand the network of trained and accredited centers in North America and in Europe, Clinuvel has invested in training and accrediting specialists to provide site training for existing hospitals and medical centers. The site training generally takes several hours for Clinuvel’s training specialists to teach the physicians and medical team how to insert SCENESSE® into patients subcutaneously and ensure proper product handling within licensed pharmacies. Upon completing the training, the expertise of these centers will be accredited by Clinuvel to prescribe SCENESSE® to adult EPP patients.

In addition, Clinuvel has endeavored to expand its distribution of SCENESSE® into new geographic markets:

Australia

SCENESSE® was approved to be commercially distributed by the Australian Therapeutic Goods Administration in October 2020. As of the date of this annual report, although SCENESSE® is approved for commercial distribution in Australia, Clinuvel does not currently distribute it in Australia. Negotiations with the Australian government reimbursement body (“PBAC”) are still ongoing, and depending on the outcome of these negotiations, plans to distribute within Australia would unfold.

Latin America

In May 2024, Clinuvel entered into a strategic partnership agreement with rare disease specialists Valentech Pharma to introduce SCENESSE® as a treatment for EPP patients in Colombia. Under the terms of the agreement, Valentech Pharma will act as the exclusive distributor for SCENESSE® in Colombia, facilitating treatment for patients with EPP under reimbursed named-patient programs. The agreement provides for longer-term collaboration to seek formal marketing authorization in Colombia.

In January 2025, Clinuvel signed an exclusive distribution agreement for SCENESSE® with Argentinian specialty pharmaceutical company Diligens Salud SA, part of the Scienza Group (“Diligens”). Under the terms of the agreement, Diligens will act as Clinuvel’s exclusive distributor in Argentina, facilitating SCENESSE® treatment for patients with EPP under reimbursed named-patient programs. The agreement provides for longer-term collaboration to seek formal marketing authorization in Argentina.

Clinuvel is working to navigate an evolving regulatory landscape and engage with expertise on the ground to enable named-patient access for EPP patients. Recently enacted legislation in a range of Latin American countries has supported the introduction and use of drugs for patients with severe and rare conditions, reflecting similar statutes in Europe and North America. In particular, Argentina’s Exception Regime for Access to Non-Registered Drugs, enacted in 2019, allows companies to import products approved in other jurisdictions to treat patients with unmet needs and is expected to be used by Diligens to treat the first EPP patients in Argentina.

Pending the steps described above, distribution of SCENESSE® would take place. However, no guarantee can be given as to the timing and reimbursement of the drug in these countries as of the date of this annual report.

Grow the Research and Development Capacities and Broaden Therapeutic Portfolio

To broaden its therapeutic portfolio, Clinuvel intends to provide additional financial and operational resources to focus on the research and development of new melanocortin-based pharmaceutical products.

Clinuvel aims to advance its Phase III clinical trial program for SCENESSE® for vitiligo, specifically in patients of darker skin complexion. Through these advanced Phase III clinical trials, Clinuvel hopes to demonstrate the safety of SCENESSE® with adjunct narrowband UVB phototherapy to improve the condition of patients of darker skin color. This is a substantial undertaking and there is no guarantee Clinuvel will be successful in this endeavor to commercialize SCENESSE® for vitiligo. (See, “Negative or worse-than-expected topline results from our CUV105 vitiligo trial could materially and adversely affect our vitiligo development program, future growth prospects and the trading price of our securities.”)

In September 2022, Clinuvel submitted a formal application to the EMA to expand the approved indication for SCENESSE® to include adolescent patients aged 12-17 years. The application was withdrawn due to the EMA’s opinion on the benefit-risk profile for adolescents, by which the EMA deemed that Clinuvel needed to provide additional data demonstrating the safety of afamelanotide in children and adolescents, while adolescents are already receiving SCENESSE® for the treatment of EPP. As of the date of this annual report, Clinuvel is preparing a new submission with additional data, including from a recently completed pharmacokinetic study in adolescent and adult EPP patients (“CUV052”), that it hopes will be approved, although that cannot be guaranteed. Once the final analyses of CUV052 are completed, Clinuvel will assess the strength of the data together with clinical data from adolescents prior to the decision to resubmit a dossier to the EMA.

Clinuvel is developing a melanocortin-based pharmaceutical product: NEURACTHEL® (adrenocorticotropic hormone - ACTH).

Further platform products – liquid injectable controlled-release doses for melanocortin delivery – under development in CLINUVEL’s VALLAURIX RD&I Centre in Singapore, have recently been announced. The first of these platforms, the liquid injectable VLRX-L, entered a preclinical study in early 2026. The first preclinical study, focused on safety and kinetics, evaluated the controlled-release profile of VLRX-L candidates and determined the reproducibility of drug release using in-vitro models. Based on results reported in August 2026, Clinuvel has identified flexible liquid dose formulations which have demonstrated the greatest potential for further development. Optimisation is now ongoing at the Company’s Singaporean Research, Development and Innovation (RD&I) Centre, VALLAURIX. Pending final results, further pre-clinical studies are scheduled for early Q1 2027, with manufacturing scaleup now being scoped.

The VLRX-L formulation under investigation contains an approved melanocortin for proof of concept development, with the final active ingredient to be determined following results of the preclinical program. Pending results, Clinuvel hopes to expand the VLRX-L program into larger preclinical proof of concept and clinical pharmacokinetic studies evaluating the VLRX-L platform for delivering known and novel melanocortins and peptides for patients with unmet medical needs.

NEURACTHEL®

Translating its expertise in melanocortins and formulation development, Clinuvel is developing novel formulations of the melanocortin ACTH as NEURACTHEL® in multiple dosage forms for patients in need of medical treatment.

ACTH, the active pharmaceutical ingredient of NEURACTHEL®, is a naturally occurring hormone that plays an important role in the production of cortisol, enabling the combat of stress and regulation of immune responses, maintenance of blood pressure, moderation of blood sugar, and regulation of metabolism. Developed as a therapeutic agent in the 1950s, ACTH was first administered for human use as an animal-derived hormone to influence the glucocorticoid secretion from the adrenal glands and to treat a host of neurological and inflammatory diseases. As of the date of this annual report, various formulations of ACTH are approved globally for patients with a number of neurological and endocrinological diseases.

Clinuvel’s research and development of NEURACTHEL® focuses on the evaluation of its potential treatment for patients with neurological, endocrinological, and degenerative disorders such as infantile spasms and acute exacerbations of multiple sclerosis that lack alternative therapy, striving to address the unmet medical needs of underserved patient groups who Clinuvel believes would benefit from NEURACTHEL® treatment.

As of the date of this annual report, while global supply and availability of ACTH have recently been disrupted, Clinuvel has entered into a commercial agreement with one of its strategic suppliers for the scaled supply of ACTH and is working with its contract manufacturer to validate batches of NEURACTHEL® manufactured under cGMP and preparing a regulatory submission seeking marketing authorization in a first European jurisdiction. Once the regulatory dossier is complete and validated, a first European submission will be made, which is expected in the second half of 2026. Clinuvel has not conducted clinical trials of NEURACTHEL® to date, as it is anticipated that the generic version of NEURACTHEL® will not require further clinical trials, but the ultimate decision lies with the regulatory authorities. NEURACTHEL® will first undergo regulatory review after filing in the first European country, with the final labelled indications subject to ongoing regulatory work. As a generic product, Clinuvel seeks bioequivalence in the first country of review. After the European submission, Clinuvel plans to further make a submission to the FDA. Clinuvel has estimated the total addressable global market for its NEURACTHEL® products to be US$150 million per annum. The market opportunity for NEURACTHEL® in Infantile Spasms and Multiple Sclerosis is not yet confirmed. However, it is apparent from peers active and competing in this field that disorders of the Central Nervous System would benefit from ACTH analogues and generic products such as NEURACTHEL®.1

1 https://pmc.ncbi.nlm.nih.gov/articles/PMC2849730; https://pubmed.ncbi.nlm.nih.gov/7905835/; and https://pubmed.ncbi.nlm.nih.gov/2994879/

SCENESSE®

In addition to SCENESSE®’s current use of the treatment for adult EPP patients, Clinuvel continues to focus on addressing clinical requests to treat a wider group of EPP patients, most notably adolescent EPP patients, and explore its use in other conditions such as vitiligo and variegate porphyria.

Clinuvel’s drugs pipeline developments are illustrated in the diagram below, which highlights the programs that carry what we believe to be the highest chance of regulatory clearance (approval). For more information, see “Clinuvel Pharmaceuticals Limited—Research and Development.”

ZEROKINTM

In September 2026 Clinuvel announced that it had completed the development of ZEROKINTM, a proprietary single-use administration device for subcutaneous drug delivery. ZEROKINTM will be used to administer novel controlled-release formulations developed out of CLINUVEL’s RD&I Centre in Singapore. In developing ZEROKINTM, CLINUVEL sought to engineer a disposable administration device which would be suitable for various formulations. The device is aimed at both hospital use and self-administration, depending on the medication.

ZEROKINTM is intended as a Class II device, which will require registration for human use with the U.S. Food and Drug Administration (FDA) via the 510(k) pathway, and an application for CE marking under the EU Medical Device Regulations.

Illustration of the single-use administration device ZEROKINTM

Pipeline: melanocortins

	Program	Preclinical	Phase I	Phase II	Phase III	Commercial
SKIN	SCENESSE® (afamelanotide 16 mg) in adult EPP					*Europe, CH, USA, ISL, CAN* [1]
SKIN	SCENESSE® (afamelanotide 16 mg) in adolescent EPP				*Filing in H2 2026*	
SKIN	SCENESSE® (afamelanotide 16 mg) in adolescent and adult vitiligo				*Topline results CUV105 - H2 2026* [2]	
SKIN	SCENESSE® (afamelanotide 16 mg) in variegate porphyria			*Late stage program in planning*		
BRAIN	NEURACTHEL® instant[3]			*1st European filing H2 2026*		
BRAIN	NEURACTHEL® modified release[3]		*Preclinical program ongoing*			
PLATFORM	VLRX–L controlled-release peptide platform[4]		*Further preclinical results 2027*			

1. Health Canada granted a Notice of Compliance (NOC) for SCENESSE® in July 2026, granting Clinuvel the right to market SCENESSE® in Canada for EPP;
2. SCENESSE® is being evaluated with adjunct NB-UVB therapy in the ongoing Phase III CUV105 study.
3. As a generic product, clinical trials may not be required to register NEURACTHEL® instant in certain jurisdictions, but the ultimate decision lies with the regulatory authorities. CLINUVEL has not disclosed the first indication(s) for filing NEURACTHEL, which are subject to ongoing regulatory work.
4. Liquid controlled-release injectable platform. The formulations currently under investigation contain an approved melanocortin for proof-of-concept development, with the final active ingredient to be determined following results of the preclinical program. The preclinical program is currently focused on safety and kinetics, evaluating the controlled-release profile of candidate formulations.

The diagram above shows the categories of development programs. The first category focuses on SCENESSE® in adult and juvenile populations. SCENESSE® is a platform drug for EPP and vitiligo. The second category focuses on NEURACTHEL®, a generic version of an ACTH pharmaceutical product, to be filed as a diagnostic and therapeutic drug. The third category focuses on VLRX-L, the first liquid controlled-release formulation to be developed; currently in a preclinical phase to assess release characteristics.

A further clinical program of SCENESSE® in variegate porphyria is planned, after which an assessment will be made of whether sufficient data are available to file a regulatory submission. Variegate porphyria resembles EPP, yet the disease symptoms differ from those of EPP. A phase II study, CUV040, was completed, whereby some efficacy was observed in patients tested.

Expansion of the use of SCENESSE® in adolescent and juvenile patients is planned, whereby a new submission is foreseen. Data from the pharmacokinetic study, CUV052 (study in adolescents), are being evaluated to assess whether these data would support a regulatory submission. Under CUV052, Clinuvel recruited 28 EPP patients (14 adults, 14 adolescents) in a single-arm open label study. Each patient was administered one SCENESSE® implant. Blood samples were collected for the analysis of afamelanotide plasma concentrations at baseline (prior to implant administration) and on Day 0 (4 hours and 8 hours after implant administration), Day 1 (24 hours and 32 hours), Day 2 (48 hours), Day 4 (96 hours) and Day 7 (168 hours). Following administration of afamelanotide, plasma concentrations increased and reached a peak before gradually declining over time, suggesting a consistent release of afamelanotide from the implant in both adult and adolescent participants. While higher overall systemic exposure was observed in adolescent participants compared with adults, absorption and elimination rates were similar between age groups. Treatment with afamelanotide was well tolerated in this study by both adolescent and adult participants. Clinuvel intends to file for the expansion of use of SCENESSE® in the second half of 2026 for adolescents and juvenile patients in the European Union through the EMA. Pending review and analyses of CUV052 pharmacokinetic and safety data, as well as data from adolescents being treated in various other jurisdictions, Clinuvel will make a decision on whether to submit a filing with the EMA for extension of the current market authorization for both groups: variegate porphyria patients and juvenile EPP patients.

Clinuvel has also seen a large market opportunity in vitiligo and seeks to offer treatment to adult patients of dark skin color (Fitzpatrick skin type III-IV-V-VI). Clinuvel regards these patient populations as those whose disease impact is the highest since the contrast between unaffected skin and vitiliginous lesions is the most prominent, and therefore affects self-esteem and identity. Vitiligo affects an estimated 0.5-2% of the global population, around 2% of whom we believe would be the target for systemic therapy with SCENESSE®1. In North America, for example, Clinuvel is targeting up to 6,000 patients per annum within the first two years of market launch, representing approximately 9% of the overall target patient population. Clinuvel has analyzed and run various scenarios to estimate the market opportunity for vitiligo in North America. Based on the existing market in vitiligo, whereby products are used off-label, and one approved product is used for vitiligo lesions smaller than 10% body surface area, a number of assumptions can be made to assess the market opportunity of treating vitiligo patients of darker skin color with body surface area larger than 10%. Clinuvel estimated the market opportunity based on direct distribution of SCENESSE® with a market penetration at the end of year two, following the FDA marketing authorization, could be in the region of US$490 to US$570 million.

1 https://www.ncbi.nlm.nih.gov/books/NBK559149/

The vitiligo program is at the clinical stage, and continuation will depend on the results of CUV105 and subsequent regulatory discussions to be held in 2027. In the Phase II proof-of-concept CUV102 study, adult patients of darker skin complexion (Fitzpatrick III to VI, 54 patients recruited, 41 included in final analyses) were evaluated. CUV102 was conducted to evaluate afamelanotide 16 mg controlled-release formulation with adjunct NB-UVB. The results indicated that the drug’s efficacy was more pronounced in patients of darker skin complexion, skin type IV, V and VI. The trial consisted of two arms, one where vitiligo patients were allocated afamelanotide with adjunct NB-UVB and the other arm where patients were assigned NB-UVB only. The drug was administered every four weeks, with four doses in total with two times per week NB-UVB administered in the clinic. Patients in both arms followed the same NB-UVB regimen. In the CUV105 phase III study, vitiligo patients of darker skin complexion received up to seven implant injections with adjunct NB-UVB. In an extension study, it is evaluated whether all patients – including the patients participating in the control arm – benefit from SCENESSE® treatment. The diagram above shows that SCENESSE® is being evaluated in the vitiligo trial CUV105, where one arm is allocated afamelanotide with adjunct NB-UVB and the other arm NB-UVB alone. Patients in the monotherapy arm are promised to be provided afamelanotide at the end of the treatment period, since many of these recipients were disappointed in receiving the control treatment. The CUV105 study includes study sites outside of the U.S. and the European Union. Clinuvel has assessed the ability of these sites to conform to the study standards and international GCP, but the ultimate decision to permit use of data generated from patients in these regions rests with relevant regulatory agencies. The CUV105 has enrolled 210 patients, comparing the repigmentary effect of SCENESSE® and adjunct NB-UVB with NB-UVB as monotherapy. The primary study endpoint uses the Total Vitiligo Area Scoring Index (T-VASI; excluding hands and feet) to assess repigmentation after 20 weeks of treatment. Secondary and exploratory endpoints use both the T-VASI and Facial Vitiligo Area Scoring Index (F-VASI) to assess the extent and maintenance of repigmentation as well as evaluating safety during both the 20-week study and six-month follow-on periods. CUV105 is not a pivotal (registration) study. Topline results are anticipated to be announced in December 2026, with a full analysis of the data expected to be completed before the end of fiscal 2027. On October 1, 2026, Clinuvel announced that additional case studies from CUV105 were presented at a European dermatology conference, reflecting further, but still limited and non-pivotal, clinical experience with SCENESSE® and adjunct NB-UVB in vitiligo ahead of the topline results.

A further phase III trial, CUV107, is planned, whereby the protocol design approximates the one used in CUV105, but the final protocol design is underway. CUV107 is expected to include 300 vitiligo patients with darker skin types (Fitzpatrick IV-VI) and, subject to confirmation, is anticipated to commence in the second quarter of fiscal 2027, with a recruitment period of approximately 12 months following commencement; the timing of commencement remains subject to ongoing discussions with regulatory bodies. Depending on the degree to which the T-VASI and F-VASI results are positive, mixed, neutral or negative across these endpoints, Clinuvel’s assessment of whether to proceed with, modify, or delay the design and timing of CUV107, and whether to pursue marketing authorization for SCENESSE® in vitiligo on the timeline currently anticipated, may vary accordingly. There can be no assurance that the CUV105 topline results will demonstrate statistically significant or clinically meaningful repigmentation, or that they will otherwise be positive or consistent with the earlier CUV102 data. If the CUV105 results are negative, inconclusive, or otherwise worse than expected, Clinuvel may be required to delay, significantly modify or discontinue its vitiligo development program, including the design and timing of the planned CUV107 study, and may not be able to pursue marketing authorization for SCENESSE® in vitiligo on the timeline currently anticipated, or at all. Pending successful results in the vitiligo clinical trial program, Clinuvel plans to seek marketing authorization for SCENESSE® in adult vitiligo in Europe and then the U.S., with further jurisdictions to be evaluated after these regulatory reviews are completed. Timelines for filings in other patients with vitiligo (i.e., adolescents) are not yet defined and will depend upon future clinical results and regulatory discussions.

Possible CUV105 Outcomes

Topline results from CUV105 are expected to be announced in December 2026. CUV105 evaluates two endpoints: the Total Vitiligo Area Scoring Index (T-VASI50), our primary endpoint, and the Facial Vitiligo Area Scoring Index (F-VASI75), our key secondary endpoint. There are four possible combinations of results, and the outcomes are possibilities, not forecasts. We do not know which will occur. If both the primary and key secondary endpoints are met (Scenario A1), we would expect to continue our vitiligo development program and would consult with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) as to whether CUV105 could support a marketing application as a single study. Further studies, including CUV107, may still be required regardless of regulatory feedback. If only one endpoint is met, we may decide to either continue the vitiligo development program but on a modified basis or discontinue the program completely. If neither endpoint is met, we will most likely discontinue our vitiligo development program, although we would not make a final determination until we have completed additional analysis of the data.

The topline results will not necessarily determine whether our vitiligo development program continues. Our Board’s decision will depend on the full analyses of the CUV105 data, which are expected to be completed in April 2027, and not solely on whether the primary endpoint has been met. In particular, where only one of the two endpoints is met, the outcome is less certain and will depend significantly on the further analyses, such that the market may not have clarity as to the future of the program on the date the topline results are announced.

CUV105 is a non-pivotal study. Even if both endpoints are met, there can be no assurance that CUV105 alone will support a marketing application, that the FDA or EMA will agree with our assessment of the results, or that CUV107 will not still be required before we are able to seek marketing authorization for SCENESSE® in vitiligo. Individual case reports published by physicians describing the experience of individual patients are not indicative of the full topline statistical results of CUV105.

Tap Into the Cosmetic Industry to Diversify Source of Revenue

The sales of SCENESSE® have been Clinuvel’s main source of revenue over the past three years. For the fiscal year ended June 30, 2026, Clinuvel generated revenues of $64.3 million from the distribution of SCENESSE® to treat EPP patients, which accounted for 100% of its total revenues for the period. For the fiscal years ended June 30, 2025 and 2024, Clinuvel generated $61.1 million and $57.9 million from the distribution of SCENESSE® for EPP patients, which accounted for 100% of its total revenues for both periods.

To diversify the source of revenue and mitigate the risk of its reliance on a single market segment, Clinuvel is seeking to expand into the cosmetics sector through the development and commercialization of PhotoCosmetic products based on its technological know-how and melanocortin expertise. Clinuvel strives to translate its technological know-how and photomedicine and melanocortin expertise into non-pharmaceutical light-activated PhotoCosmetic products for people in the general population to benefit from photoprotection, DNA repair and re-pigmentation (bronzing).

Clinuvel’s first PhotoCosmetic product, CYACÊLLE, was revealed in a pilot setting in March 2023 in six European countries to targeted audiences in need of polychromatic protection from UV and HEV light. In May 2024, through a new website and e-commerce platform, Clinuvel initiated a soft launch of CYACÊLLE Radiant, a new “polychromatic screen” product providing an ultra-protective solar shield to repel the sun’s triple-threat of UVB, UVA and 80% of blue light (tested in-vitro).

Clinuvel’s plan is to unveil PhotoCosmetics products in 2027, incorporating melanocortins, to assist DNA repair and MSH-response for assisting risk-free bronzing. However, for commercial launches of the PhotoCosmetic products to take place, a number of steps need to be completed:

●	Formulation and stability work verifying the long-term compatibility of select formulations with planned packaging materials;
●	In-vitro, in-vivo and ex-vivo assessments to verify the planned product claims of select products in development; and
●	Final product manufacturing with identified manufacturing partner(s).

Clinuvel has already established commercial capabilities for direct-to-consumer (DTC) sales of its PhotoCosmetic lines, as well as completing necessary reviews to register International Nomenclature Committee Ingredient (INCI) names for its chosen peptides. However, until the steps outlined above are completed, of which there can be no guarantee, we cannot launch any PhotoCosmetic products commercially. PhotoCosmetics were envisaged as complementary to the pharmaceutical development, since melanocortins had long been in demand, and for these to be formulated as transdermal products. Clinuvel answers these demands by developing the PhotoCosmetic products, while no guarantee can be given that the products will be effective.

Business Model

Clinuvel’s lead therapy, SCENESSE®, is the first and currently the only systemic photoprotective drug approved for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with EPP and commercial distribution in Europe, the U.S., and Israel. In particular, European marketing authorization was obtained in 2014, and systems were established to self-distribute the prescriptive product in the European Economic Area in June 2016. Clinuvel submitted the scientific dossier to the FDA under a New Drug Application, which was approved in October 2019. The first treatment of U.S. patients commenced in April 2020 through a controlled distribution network set up by Clinuvel. SCENESSE® is the world’s first and currently only systemic photoprotective drug to have completed a clinical trial program and obtain marketing authorization in the U.S. and Europe.

As the only available option at this time, SCENESSE® has become the standard of care for the treatment of adult EPP patients in Europe and North America. Since its commercial launch in Europe in 2016, Clinuvel has worked to facilitate access to SCENESSE® for all eligible EPP patients who demand treatment. More recently, efforts have also focused on addressing clinical requests to treat a wider group of EPP patients, most notably adolescent EPP patients. During the fiscal years ended June 30, 2025 and 2024, Clinuvel enabled treatment access for the largest groups of EPP patients to date, with treatment uptake increasing in both Europe and the U.S. As of the date of this annual report, more than 22,000 doses of SCENESSE® have been administered to EPP patients worldwide.

SCENESSE®

Clinuvel’s model and approach strives to build an integrated business, undertaking key functions of its business in-house, rather than outsourcing to external third parties, in order to increase its value and become a sustainable, diversified pharmaceutical group of international significance. This model has allowed Clinuvel to maintain its objectives for independence, quality and cost control, as well as supply control. Clinuvel undertakes the following functions in-house:

●	Formulation R&D, including select pre-clinical development;
●	Design and conduct of clinical studies;
●	Regulatory affairs, pharmacovigilance and quality assurance activities;
●	Direct distribution of SCENESSE®;
●	Pricing and reimbursement functions, including patient support and the SCENESSE® Assistance Program in the U.S.;
●	Finance, facilitated by preservation of cash balances to allow for planned organic and inorganic growth and expansion; and
●	Communications, branding and marketing, and investor relations.

Distribution

As of the date of this annual report, SCENESSE® is commercially distributed in Europe, the U.S. and Israel, and access has also been granted to Swiss and Canadian patients under special access programs since 2012 and May 2023, respectively. Health Canada granted a Notice of Compliance (NOC) for SCENESSE® in July 2026, granting Clinuvel the right to market SCENESSE® in Canada for EPP.

Traditionally, EPP patients have received treatment from different medical specialties, reflecting the complexity of the diagnosis, treatment and care needed over a patient’s lifetime. Through SCENESSE®, Clinuvel has sought to encourage multi-disciplinary care and worked with clinical and academic experts to establish a network of trained and accredited centers across Europe and North America. Instead of operating these centers directly, Clinuvel cooperates and provides site training for existing hospitals and medical centers to establish a network of “EPP Expert Centers” in Europe and “Specialty Centers” in North America. The site training generally takes several hours and ultimately, teaches the physicians and medical team how to administer SCENESSE® to patients through subcutaneous injection. Upon completing the training, the expertise of these centers will be accredited by Clinuvel to prescribe SCENESSE® to adult EPP patients.

Clinuvel employs a direct distribution model for SCENESSE® to be directly delivered to these centers to ensure appropriate use according to regulatory requirements, just-in-time delivery, consistent supply terms, and direct engagement with healthcare providers. To better engage with the network of the trained and accredited centers in Europe and North America and facilitate patient treatment, Clinuvel has invested in personnel to work directly with prescribing physicians and their administrative teams, liaise with patients, and interact with payors, as well as ensuring compliance through a controlled distribution network. In addition, Clinuvel’s financial specialist team supports these centers and patients with reimbursement and insurance claims.

With reference to direct distribution costs, by integrating the distribution and logistics in-house, Clinuvel can scale the system for future distribution of SCENESSE® and other prescription products. This direct distribution model also enables Clinuvel to monitor the clinical demand for SCENESSE® and gather feedback in near-real time, which helps identify and address challenges and supports global research efforts.

For the fiscal years ended June 30, 2026, 2025 and 2024, patient demand for SCENESSE® continued to strengthen. During fiscal year 2026, whilst sales in the U.S. decreased compared with the prior fiscal year, the number of SCENESSE® units sold globally were overall higher when compared with fiscal year 2025. Clinuvel’s dedicated clinical and liaison managers in both jurisdictions work concertedly to connect with patients, doctors and insurers to facilitate patient access.

The following provides a breakdown of SCENESSE® distribution in different regions.

The U.S.

Clinuvel commenced the distribution of SCENESSE® in the U.S. in April 2020. SCENESSE® has continued to experience patient demand in the U.S. since commercial distribution commenced. Increasing treatment access is particularly important in the U.S., where growth is being facilitated through a network of Specialty Centers across the country. The number of trained and accredited centers in the U.S. has grown from over 50 as of June 2023 to over 100 as of December 31, 2025.

As of the date of this annual report, over 100 national and local private insurers are reimbursing SCENESSE® and the U.S. Department of Veterans Affairs also agreed to reimburse SCENESSE® in July 2023.

Europe

Clinuvel launched the distribution of SCENESSE® in Europe in 2016. In addition, SCENESSE® has been providing photoprotection to EPP patients since 2010 in Italy and 2012 in Switzerland under special access schemes.

During the fiscal years ended June 30, 2026, 2025 and 2024, patient demand for SCENESSE® treatment continued to grow, with a standard of care established through a network of EPP Expert Centers. As of the date of this annual report, Clinuvel has established a network of approximately 20 EPP Expert Centers across Europe.

Growth in the treatment of patients under special access schemes in Switzerland has also been observed during the fiscal years ended June 30, 2026, 2025 and 2024, with patient retention over 90%.

Israel

As of the date of this annual report, Clinuvel is working with a local distributor to supply SCENESSE® to a medical clinic located in Israel, providing the treatment to EPP patients.

Australia

As of the date of this annual report, although SCENESSE® is approved for commercial distribution in Australia, Clinuvel does not currently distribute it in Australia.

Canada

Canadian patients have been able to access SCENESSE® under a special access program since May 2023. As of the date of this annual report, Clinuvel is granted to supply up to six doses of SCENESSE® per annum to adult EPP patients through four accredited Specialty Centers under insurance coverage. Health Canada granted a Notice of Compliance (NOC) for SCENESSE® in July 2026, granting Clinuvel the right to market SCENESSE® in Canada for EPP. Clinuvel is currently working to facilitate wider patient access following the NOC.

Growth in the treatment of patients under special access schemes in Canada has also been observed during the fiscal years ended June 30, 2026, 2025 and 2024.

Latin America

In May 2024, Clinuvel entered into a strategic partnership agreement with rare disease specialists Valentech Pharma to introduce SCENESSE® as a treatment for EPP patients in Colombia. As of the date of this annual report, Clinuvel and Valentech Pharma are working to enable patient access through both special access programs and regulatory pathways.

In January 2025, Clinuvel signed an exclusive distribution agreement for SCENESSE® with Argentinian specialty pharmaceutical company Diligens. Under the terms of the agreement, Diligens will act as Clinuvel’s exclusive distributor in Argentina, facilitating SCENESSE® treatment for patients with EPP under reimbursed named-patient programs. The agreement provides for longer-term collaboration to seek formal marketing authorization in Argentina.

Clinuvel is working to navigate an evolving regulatory landscape and engage with expertise on the ground to enable named-patient access. Recently enacted legislation in a range of Latin American countries has supported the introduction and use of drugs for patients with severe and rare conditions, reflecting similar statutes in Europe and North America. In particular, Argentina’s Exception Regime for Access to Non-Registered Drugs, enacted in 2019, allows companies to import products approved in other jurisdictions to treat patients with unmet needs and is expected to be used by Diligens to treat the first EPP patients in Argentina.

As of the date of this annual report, SCENESSE® has not been officially approved for commercial distribution in Latin America.

Manufacturing and Logistics

While Clinuvel outsources the manufacturing of its products, including SCENESSE®, to external third parties, it maintains rigorous internal control over quality assurance, supply chain logistics, and overall strategic planning for product supply and distribution, and works closely with its contract manufacturers and raw material suppliers to ensure scheduling fits forecast requirements and that the manufacturing processes are actively managed, which includes product supply adherence to current Good Manufacturing Practices (regulations enforced by the FDA to ensure that manufacturers adhere to rigorous standards throughout the production process, including establishing strong quality management systems, obtaining appropriate quality raw materials, establishing robust operating procedures, detecting and investigating product quality deviations, and maintaining reliable testing laboratories, “cGMP”) and Good Laboratory Practice (a set of principles that ensures the quality, integrity, and reliability of non-clinical safety studies outlined by the World Health Organization, “GLP”).

During the fiscal years ended June 30, 2026, 2025 and 2024, and as of the date of this annual report, the availability of quality raw materials supplied to Clinuvel for the production and manufacturing of SCENESSE®, NEURACTHEL® and PhotoCosmetics has been stable, and the supply of polymers, excipients and raw materials to it has been shown to be consistent with very little price volatility.

The following diagram demonstrates the supply chain of SCENESSE® as of the date of this annual report and during the fiscal years ended June 30, 2026, 2025 and 2024:

Manufacturer A
API manufacture, testing and release
Manufacturer B
Finished product manufacture, primary packaging and labelling
Manufacturer C
Secondary packaging and labelling, serialization
Distributor A
North American distribution
Distributor B
European/Israeli distribution

Purchase Order (“PO”) for API

Clinuvel initiates the supply chain process by issuing a formal purchase order for afamelanotide, the active pharmaceutical ingredient (the biologically active component responsible for the intended therapeutic effect, “API”) in SCENESSE®. Afamelanotide is an analogue of the naturally occurring α-MSH (alpha-Melanocyte Stimulating Hormone).

This step triggers the manufacturing of the key compound required for SCENESSE®.

API Manufacture, Testing, and Release

Manufacturer A, Clinuvel’s contract manufacturer in China, is responsible for synthesizing the API using proprietary processes. Following synthesis, Manufacturer A conducts internal quality testing to confirm identity, purity, and potency before releasing the API for export.

API Testing, Quarantine, and Sampling

Clinuvel coordinates the shipment of the API from Manufacturer A to Manufacturer B, Clinuvel’s contract manufacturer in the U.S.

Upon arrival at Manufacturer B, the API is placed under quarantine. During this stage, samples are collected for confirmatory testing to ensure that the API complies with specifications before further processing.

API Release for Use by Quality Assurance (“QA”)

Once the incoming test results meet established quality criteria, Manufacturer B’s QA team releases the API for use in the manufacturing of the finished drug product. This step is essential for compliance with regulatory standards.

Finished Product Manufacture, Primary Packaging, and Labelling

The released API is then used to formulate the finished product. This includes compounding with the excipient and primary packaging, followed by the application of regulatory-compliant product labeling.

Finished Product Quality Control Testing

Manufacturer B performs comprehensive quality control testing. This includes microbiological, chemical, and physical tests to confirm that the finished product meets all safety and efficacy standards.

QA Review & Release

Following successful quality control results, Manufacturer B’s QA department performs a final review and releases the batch. This step ensures that only compliant and high-quality finished products move forward in the supply chain.

Secondary Packaging

Clinuvel coordinates the shipment of the finished products from Manufacturer B to Manufacturer C, Clinuvel’s vendor in the U.S. for secondary packaging.

Secondary packaging includes assembling the final retail units with all required components, such as outer cartons, leaflets, labels adapted for the target markets, and other regulatory-required materials. All of Manufacturer C’s sites are FDA registered and cGMP compliant and audited.

QA Review

A QA review by Manufacturer C ensures that the secondary packaging process has been executed correctly. This includes verifying labeling accuracy, packaging integrity, and compliance with local and international regulatory requirements.

Batch Certification for the U.S. Market

Manufacturer C’s certified QA personnel conduct a detailed evaluation of the product batch to verify compliance with the FDA regulations before the finished and packed product is released to the U.S. market. This is a key regulatory checkpoint.

Batch Certification for the European Market

For the European market, Clinuvel Europe conducts a parallel certification process according to EMA guidelines. This ensures that the finished and packed product is eligible for commercial or clinical use in Europe. Clinuvel employs two qualified persons who release stock for European use.

Release

Once certified, the batch of finished and packed products is officially released for shipment. Release documentation ensures traceability and regulatory adherence for all distributed units.

Shipment

The finished and packed products are distributed to designated logistics providers (Distributor A for the U.S. and Canadian markets and Distributor B for the European and Israeli markets) by the shipment coordinated by Clinuvel. The shipment process is carefully monitored to ensure temperature control, security, and timely delivery.

Distribution (U.S.)

In the U.S., Distributor A, Clinuvel’s contract logistics service provider for the U.S. market, distributes the certified product to Specialty Centers in the U.S., ensuring adherence to domestic distribution and handling requirements. Distributor A also distributes the product to Canada for use in the special access program.

Distribution (Europe/Israel)

Distributor B, Clinuvel’s contract logistics service provider for the European and Israeli markets, handles the logistics and distribution to designated EPP Expert Centers in Europe and Israel. This ensures timely and compliant delivery across Europe and Israel.

Additional Packaging and Distribution (Special Access Schemes in Switzerland and Clinical Trial Sites)

For the products to be delivered to Switzerland under special access schemes and certain clinical trial sites in Europe, Clinuvel contracts with Distributor B to provide additional packaging services (e.g., kit assembly or labeling for clinical trials) before dispatching the products to EPP Expert Centers in Switzerland or the clinical trial sites.

Customers

As Clinuvel employs “a direct distribution model” for SCENESSE® to be directly delivered to the trained and accredited hospitals and medical centers within the network it established, Clinuvel’s customers are the end-users of SCENESSE®, whereby the EPP patients are the beneficiaries. For the fiscal year ended June 30, 2026, Clinuvel generated revenues of $64.3 million from the distribution of SCENESSE® to treat EPP patients, which accounted for 100% of its total revenues for the period. For the fiscal years ended June 30, 2025 and 2024, Clinuvel generated $61.1 million and $57.9 million from the distribution of SCENESSE® for EPP patients, respectively.

For the fiscal year ended June 30, 2026, we had two trained and accredited hospitals and medical centers that placed orders to purchase SCENESSE® for an aggregate purchase amount that accounted for more than 10% of our total revenues during the period. For the fiscal year ended June 30, 2026, the revenues generated from the orders from the two trained and accredited hospitals and medical centers contributed 26% of our total revenues during the period.

For the fiscal year ended June 30, 2025, Clinuvel had three trained and accredited hospitals and medical centers that placed orders to purchase SCENESSE® for an annual purchase amount that accounted for more than 10% of Clinuvel’s total revenues. For the fiscal year ended June 30, 2025, the revenues generated from the orders from the three trained and accredited hospitals and medical centers contributed 31% of Clinuvel’s total revenues.

For the fiscal year ended June 30, 2024, Clinuvel had two trained and accredited hospitals and medical centers that placed orders to purchase SCENESSE® for an annual purchase amount that accounted for more than 10% of Clinuvel’s total revenues. For the fiscal year ended June 30, 2024, the revenues generated from the orders from the two trained and accredited hospitals and medical centers contributed 24% of Clinuvel’s total revenues.

Marketing and Sales

During the fiscal years ended June 30, 2026, 2025 and 2024, Clinuvel primarily focused on the sales of SCENESSE® in the U.S. and European markets. As SCENESSE® is the first and currently the only systemic photoprotective drug approved for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with EPP in the U.S. and Europe, and Clinuvel has been distributing SCENESSE® to the patients through a network of trained and accredited centers in the U.S. and Europe, increasing treatment access to EPP patients in these two markets is particularly important to Clinuvel’s growth.

As of the date of this annual report, Clinuvel has established a network of over 100 trained and accredited centers in the U.S., five in Canada, more than approximately 20 in Europe and one each in Israel and Argentina. To expand the network of trained and accredited centers in North America and in Europe, Clinuvel has invested in training specialists to provide on-site training for existing hospitals and medical centers.

Ongoing commercial success of SCENESSE® depends on reimbursement by national or private insurers in the EEA and the U.S. In the U.S., SCENESSE® is reimbursed by over 100 private insurers through prior authorization mechanisms, with patients receiving authorization for treatment on an annual basis. Clinuvel has reached agreements on pricing with U.S. government payors for SCENESSE® for Medicare and Medicaid, as well as patients receiving treatment through the Veterans’ Affairs. SCENESSE® is reimbursed in the EEA by government and/or public insurance bodies for adult EPP patients, with pricing stable and consistent across Europe since it was launched in 2016. Frequent annual resubmissions and renegotiations take place with individual countries within the EEA, no guarantee can be given that previous terms and conditions on pricing and drug supply will continue to apply to Clinuvel for the future. Any significant changes in pricing may have a severe impact on Clinuvel’s operations and economic viability.

Transaction prices are adjusted for variable consideration in the form of rebates that are recognized as a reduction in revenue at the point in time when control of the product transfers to the customer, in accordance with ASC 606. Beyond statutory requirements, Clinuvel does not provide sales rebates or discount incentives on SCENESSE® sales and aims to maintain uniform pricing within each jurisdiction. Clinuvel’s revenues include immaterial variable consideration adjustments that arise from either: (i) mandatory statutory rebates associated with government-regulated medical reimbursement schemes in certain commercial jurisdictions; and (ii) financial assistance provided under Clinuvel’s Patient Savings Program that supports eligible, commercially insured, patients by reducing out-of-pocket costs for Clinuvel’s therapies.

Estimates of variable consideration are determined using historical experience, current contractual and regulatory requirements, and other relevant factors. Such estimates are reassessed at each reporting date, with any changes reflected as an adjustment to revenue in the period of revision.

In addition, in anticipation of the launch of its PhotoCosmetic products, Clinuvel established an internal Communications, Branding & Marketing (“CBM”) team in 2021 to engage in initiatives to drive market visibility and promote the Clinuvel brand and to elevate the exposure of the PhotoCosmetic product range to try and cultivate a global brand. The CBM team consists of professionals from the luxury retail and marketing sectors, including experts in digital marketing, branding, and social media managers, as well as commercial and marketing specialists with a background in cosmetics. Many of the expenditure activities and programs for this category commenced or took place in the second half of the fiscal year 2025. The largest and most notable activity the CBM team undertook was a major presence at the 2025 American Academy of Dermatology Annual Meeting held from March 7, 2025 to March 11, 2025 in Orlando, Florida (U.S.). A similar presence was replicated at the 2026 American Academy of Dermatology Annual Meeting from March 27, 2026 to March 31, 2026 in Denver (U.S.).

Research and Development

Clinuvel is a global specialty biopharmaceutical company with a strong focus on R&D, particularly in the field of photomedicine and melanocortin technology. As pioneers in photomedicine and the development of melanocortin technology, Clinuvel’s research and development have led to innovative treatments for patient populations with a clinical need for systemic photoprotection, DNA repair, repigmentation and CNS conditions which lack alternatives.

Clinuvel devoted itself to the development and clinical programs of pharmaceutical products. Having established SCENESSE® as the standard of care for EPP, Clinuvel is now working to address unmet patient needs in a range of severe and life-threatening disorders of the skin and brain with melanocortin-based products.

Clinuvel operates with an integrated business model that undertakes formulation R&D in-house, primarily through its VALLAURIX RD&I Centre in Singapore, which was opened in August 2020. The rationale of this approach is found in Clinuvel’s objectives for independence with self-determination and control of quality, costs and supply, reflecting its resourceful culture.

In December 2025, Clinuvel announced an expansion of the VALLAURIX RD&I Centre, supported by the Singaporean Economic Development Board (“EDB”) with a five-year investment plan that may include tax credits and/or cash refunds to support specific expenditure. Clinuvel expects to invest up to 30 million Singaporean dollars over five years (to the end of calendar year 2030, inclusive of benefits from the EDB) on the VALLAURIX RD&I Centre. To receive support from the EDB, Clinuvel commits to making investments and creating job opportunities in Singapore through our expansion of the VALLAURIX RD&I center. This expansion will roughly double the footprint of the VALLAURIX RD&I Centre and add personnel and equipment to accelerate the development of long-acting drug delivery platforms, including the VLRX-L liquid injectable peptide platform. Clinuvel has established expertise in peptide formulation and development with a view that the VLRX-L platform – and others under development at VALLAURIX – could deliver melanocortins and other peptides for a range of patient groups. The VALLAURIX RD&I Centre is also developing Clinuvel’s PhotoCosmetic product ranges, with the initial CYACÊLLE and CYACÊLLE Radiant polychromatic screens formulated entirely in-house. The VALLAURIX RD&I Centre operates on a best endeavor basis and specializes in peptide development and formulations. The expansion of the VALLAURIX Centre aims to advance the development work in both peptide and formulation development, while no indication has been determined or affirmed for the liquid controlled-release formulation as of the date of this annual report.

As of the date of this annual report, Clinuvel’s R&D effort consists of more than 50 employees and is led by Clinuvel’s Chief Scientific Officer, Dr. Dennis Wright.

Pharmaceutical Product Development and Clinical Program

Clinuvel’s clinical development program follows an operating model whereby the introduction of melanocortins to address disorders must have a high level of clinical and academic support, where there is a strong rationale for the introduction of technology and the ability to conduct a clinical program, and where the program is likely to result in a product that is commercially viable. This relies heavily on the R&D team’s existing knowledge of the potential of melanocortins, while working closely with global experts in a range of relevant fields.

Through the R&D team’s efforts, in addition to SCENESSE®, Clinuvel is developing a melanocortin-based pharmaceutical product: NEURACTHEL® (adrenocorticotropic hormone - ACTH).

Further platform products – liquid injectable controlled-release doses for melanocortin delivery – developed in CLINUVEL’s VALLAURIX RD&I Centre have recently been announced. See “Clinuvel Pharmaceuticals Limited—Growth Strategy—Grow the Research and Development Capacities and Broaden Therapeutic Portfolio.”

These further platform products are in development, but several steps must be completed before any such product can be brought to market, including, but not limited to:

a.	safety assessment in preclinical study(ies);
b.	analyses of data to optimize and finalize formulation(s);
c.	repeat preclinical study;
d.	manufacturing at scale;
e.	first clinical study in man;
f.	analyses of results;
g.	choice of indication; and
h.	regulatory interaction continued on liquid controlled-release formulation(s).

Medical Device

In September 2026 Clinuvel announced that it had completed the development of ZEROKINTM, a proprietary single-use administration device for subcutaneous drug delivery. ZEROKINTM will be used to administer novel controlled-release formulations developed out of CLINUVEL’s RD&I Centre in Singapore. In developing ZEROKINTM, CLINUVEL sought to engineer a disposable administration device which would be suitable for various formulations. The device is aimed at both hospital use and self-administration, depending on the medication.

ZEROKINTM is intended as a Class II device, which will require registration for human use with the U.S. Food and Drug Administration (FDA) via the 510(k) pathway, and an application for CE marking under the EU Medical Device Regulations.

PhotoCosmetic Products

Clinuvel is seeking to enter the cosmetics industry through the development and commercialization of PhotoCosmetic products based on melanocortin technology. Clinuvel strives to translate its technological know-how and photomedicine and melanocortin expertise into non-pharmaceutical light-activated PhotoCosmetic products for people in the general population to benefit from photoprotection, DNA repair and re-pigmentation (bronzing). See “Clinuvel Pharmaceuticals Limited—Growth Strategy—Tap Into the Cosmetic Industry to Diversify Source of Revenue.”

CYACÊLLE (left) and CYACÊLLE Radiant (right)

Competition

As of the date of this annual report, SCENESSE® is the only approved treatment specifically for adult patients with EPP worldwide, and therefore, Clinuvel currently has no direct commercial competitors for selling drugs to treat adult EPP patients. However, there may be a possibility that new entrants access this niche market to directly compete against SCENESSE®. We are aware of one experimental product currently under review by the FDA which, if approved, may compete against SCENESSE® and although a second experimental product received a Complete Response Letter from the FDA rejecting its approval, it may seek approval again in future. Clinuvel’s business could be adversely impacted if new market entrants’ products claim or are proven to be safer and/or more effective and/or are priced lower than SCENESSE®, as the presence of new market entrants can intensify pressure to lower drug prices.

Clinuvel has created a portfolio of patents and trademarks across various jurisdictions and has utilized regulatory laws enabling market exclusivity that has enabled relatively strong IP protection. Clinuvel has worked closely with experienced specialists and advisors internationally over many years, and it continues to fortify its portfolio by applying for new patents arising from new knowledge gained during its research and development. However, Clinuvel’s future sales could be impacted to the extent there is no sufficiently robust patent protection across its product portfolio to prevent competitors from entering the marketplace with “generic” versions of its approved products. Competitors infringing on Clinuvel’s IP rights may adversely impact its ability to maximize the value of product commercialization.

To mitigate this risk of having new market entrants and its reliance on a single market segment, Clinuvel is investing in its R&D to investigate and develop new formulations and make improvements to the existing formulation, investigating afamelanotide and related molecules as a potential therapy in new markets such as the medical treatments for vitiligo and variegate porphyria and developing non-pharmaceutical PhotoCosmetic products for the general population.

Employees

As of June 30, 2026, 2025, and 2024, Clinuvel had a total of 104, 99, and 99 employees, respectively. The following table sets forth the number of Clinuvel’s employees by function as of the date of June 30, 2026.

Function	Number of Employees
Distribution	3
Quality Assurance & Pharmacovigilance	10
Research and Development	17
Communications, Branding & Marketing	11
Finance and Accounting	8
Administration Department	10
Legal	1
Clinical	22
Regulatory	6
New Business Development	1
Operations	6
Investor Relations	2
Market Access	4
Scientific Affairs	3
Total	104

Clinuvel’s success depends on its ability to attract, retain and motivate qualified personnel. As part of its human resources strategy, Clinuvel offers employees competitive salaries and other bonuses and incentives.

As of June 30, 2026, we had 104 employees. As of the date of this annual report, 87 employees are employed by us or our subsidiaries across Australia, the U.S., the UK, Switzerland, Ireland, Monaco and Singapore. The decrease is primarily as a result of a general corporate restructuring undertaken to streamline operations and improve organizational efficiency. Clinuvel primarily recruits its employees in these countries through direct hiring. Clinuvel provides training to new employees that it hires. Clinuvel also conducts regular and specialized internal training to meet the needs of its employees in different departments. Clinuvel believes that such training is effective in equipping its employees with the skill set and work ethic it requires.

As required under applicable local regulations, Clinuvel participates in various employee social security and benefit plans that are organized by applicable local governments.

Clinuvel enters into standard contracts and agreements regarding confidentiality, intellectual property, employment, ethics policies and non-competition with most of its executive officers, managers and employees. These contracts typically include a non-competition provision that applies during and up to certain years after termination of their employment with us and a confidentiality provision that applies during and up to certain years after their employment with us.

Clinuvel’s employees have not formed any employee union or association. Clinuvel believes that it maintains a good working relationship with its employees, and it has not experienced any difficulty in recruiting staff for its operations as of the date of this annual report.

Properties and Facilities

Clinuvel leases its headquarters location in Melbourne, Australia and a work office located in California, the U.S., Ireland, Singapore and Monaco, respectively. In addition, Clinuvel owns a commercial property in Egham, the UK as a work office. Clinuvel believes that its existing facilities are generally adequate to meet its current needs, but it expects to seek additional space as needed to accommodate future growth. A summary of Clinuvel’s leased and owned properties as of the date of this annual report is shown below:

No.	Location	Use	Area in Square Feet	Lease Term
1	Melbourne, Australia	Headquarters, work office	2,605.9	December 1, 2023 to November 30, 2026 (Renewable)
2	California, the U.S.	Work office (coworking space)	-	April 1, 2025 to October 26, 2027 (Renewable)
3	Singapore	RD&I Centre	10,250	July 16, 2020 to July 15, 2031 (Renewable)
4	Monaco	Work office	365.97	April 1, 2022 to March 31, 2027 (Renewable)
5	Egham, the UK	Work office	6,000	Owned
6	Dublin, Ireland	Work office (coworking space)	-	January 23, 2019 to January 31, 2027 (Renewed annually)

Clinuvel rents the leased premises from independent third parties under lease agreements.

Intellectual Property

Clinuvel regards its patents, trademarks, domain names, trade secrets, and similar intellectual property as critical to its success. Clinuvel relies on a combination of patent law, copyright law, trademark law, and confidentiality agreements with employees, to protect its intellectual property rights. Clinuvel also regularly monitors any infringement or misappropriation of its intellectual property rights.

Patents

As of the date of this annual report, Clinuvel has the following patent positions. The following table lists for each patent: the title, patent number, application and expiration dates, and the category.

All patents and patent applications are filed and/or under the ownership of Clinuvel Pharmaceuticals Ltd or one of its 100% owned subsidiaries. No licenses have been granted to Clinuvel or to other third parties. In the table below, items 1 to 10 pertain to afamelanotide, while items 11 to 21 relate to quaternary melanocortin molecules, i.e., small peptides.

No.	Patent Title	Patent Number	Application Date	Expiration Date**	Category
1	Therapy for Vitiligo	EP2278992	March 27, 2009	March 27, 2029	Invention
2	Therapy for Vitiligo	CA2719707	March 27, 2009	March 27, 2029	Invention
3	Therapy for Vitiligo	EP 2957292	March 27, 2009	March 27, 2029	Invention
4	Vitiligo with UVB CIP	US 9,801924 B2	March 27, 2009 (CIP Filed March 13, 2013)	March 4, 2031	Invention
5	Vitiligo with UVB CIP	US 11622994 B2	March 27, 2009 (CIP Filed September 25, 2017)	March 27, 2029	Invention
6	Low Plasma	US9345911B2	February 11, 2005	August 20, 2027	Invention
7	Method for treatment of photodermatoses	EP 2056855 B1	August 31, 2007	August 31, 2027	Invention
8	Method for treatment of photodermatoses	US 8334265 B2	August 31, 2007	January 20, 2033	Invention
9	Method for treatment of photodermatoses	CA 2,662,163	August 31, 2007	August 31, 2027	Invention

10	Method for treatment of photodermatoses	EP 2865422	August 31, 2007	December 28, 2029	Invention
11	Pharmaceutical Compound	EP3288966	April 28, 2016	April 28, 2036	Invention
12	Pharmaceutical Compound	EP3581582	April 28, 2016	April 28, 2036	Invention
13	Pharmaceutical Compound	EP3581583	April 28, 2016	April 28, 2036	Invention
14	Pharmaceutical Compound	AU2016255947	April 28, 2016	April 28, 2036	Invention
15	Pharmaceutical Compound	JP6996816B2	April 28, 2016	April 28, 2036	Invention
16	Pharmaceutical Compound	KR102638383	April 28, 2016	April 28, 2036	Invention
17	Pharmaceutical Compound	US10508142	April 28, 2016	April 28, 2036	Invention
18	Pharmaceutical Compound	US11286288	April 28, 2016	April 28, 2036	Invention
19	Pharmaceutical Compound	EP 3288967	April 28, 2016	April 28, 2036	Invention
20	Pharmaceutical Compound	AU2016255690	April 28, 2016	April 28, 2036	Invention
21	Pharmaceutical Compound	JP6795258B2	April 28, 2016	April 28, 2036	Invention

** including any awarded regulatory extensions

Trademarks

As of the date of this annual report, Clinuvel has registered the following trademarks.

Trademark Number	Trademark Class	Issue Date	Expiration Date	Trademark Title
EU018202301	5(EU)	February 27, 2020	February 27, 2030	PRÉNUMBRA
1 555 226	5 (Int)	August 11, 2020	August 11, 2030	PRÉNUMBRA
UK00918202301	5(UK)	February 27, 2020	February 27, 2030	PRÉNUMBRA
EU018234395	3(EU)	May 6, 2020	May 6, 2030	CYANCELLE
EU018325276	3, 5 (EU)	October 23, 2020	October 23, 2030	CYANCELLE
UK00918325276	3, 5 (UK)	October 23, 2020	October 23, 2030	CYANCELLE
1 577 884	3, 5 (Int)	October 30, 2020	October 30, 2030	CYANCELLE
UK00918234395	3(UK)	May 6, 2020	May 6, 2030	CYANCELLE
1,296,035	3, 5 (CAN)	October 30, 2020	October 30, 2030	CYANCELLE
EU018234398	(EU)	May 6, 2020	May 6, 2030	CYACÊLLE
EU018325277	3, 5 (EU)	October 23, 2020	October 23, 2030	CYACÊLLE
UK00918325277	3, 5 (UK)	October 23, 2020	October 23, 2020	CYACÊLLE
1 576 376	3, 5 (Int)	October 30, 2020	October 30, 2030	CYACÊLLE
UK00918234398	3(UK)	May 6, 2020	May 6, 2030	CYACÊLLE
1,297,704	3, 5 (CAN)	October 30, 2020	October 30, 2030	CYACÊLLE
902677	3, 5 (Int)	July 21, 2006	July 21, 2036	CLINUVEL
2052501	3, 5 (AUS)	November 21, 2019	November 21, 2029	CLINUVEL
TMA724,971	3, 5, 35, 39, 42 (CAN)	July 21, 2006	October 1, 2033	CLINUVEL
30 2009 067 092.7	1, 5 (DE)	November 13, 2009	November 30, 2029	scenesse
30 2009 067 093.5	(DE)	November 13, 2009	November 30, 2029	scenesse
1359819	3,5 (AUS)	May 5, 2010	May 5, 2030	scenesse
830598090	3 (BRZ)	May 7, 2010	March 26, 2033	SCENESSE
830598073	5 (BRZ)	May 7, 2010	March 26, 2033	SCENESSE
TMA1,041,147	1, 3, 5 (CAN)	May 3, 2016	July 15, 2029	scenesse
UK00909113549	5(UK)	May 4, 2010	May 4, 2030	scenesse
229814	5 (ISR)	May 12, 2010	May 12, 2030	scenesse
229813	3 (ISR)	May 12, 2010	May 12, 2030	scenesse
823647	3, 5 (NZ)	May 4, 2010	November 13, 2029	scenesse
2010/09095	3 (ZA)	May 3, 2010	May 3, 2030	scenesse
2010/09096	5 (ZA)	May 3, 2010	May 3, 2030	scenesse
009113549	5(EU)	May 4, 2010	May 4, 2030	scenesse
1 055 163	3, 5 (Int)	May 10, 2010	May 10, 2030	scenesse
3.494.321	3 (ARG)	February 15, 2023	January 26, 2034	SCENESSE
3.494.322	5 (ARG)	February 15, 2023	January 26, 2034	SCENESSE
018326100	3, 5 (EU)	October 23, 2020	October 23, 2030	pharmaceumables
UK00918326100	3, 5 (UK)	October 23, 2020	October 23, 2030	pharmaceumables
1 628 746	3, 5 (Int)	March 10, 2021	March 10, 2031	pharmaceumables
1,322,394	3, 5 (CAN)	March 10, 2021	March 10, 2031	pharmaceumables
018578457	3, 5, 10 (EU)	October 18, 2021	October 18, 2031	Neuracthel
1 681 470	3, 5, 10 (Int)	April 7, 2022	April 7, 2032	Neuracthel
1,316,221	3, 5, 10 (CAN)	April 7, 2022	April 7, 2032	Neuracthel
018578458	3, 5, 10 (EU)	October 18, 2021	October 18, 2031	Neuracthelle
1680546	3, 5, 10 (Int)	April 7, 2022	April 7, 2032	Neuracthelle
1,316,215	3, 5, 10 (CAN)	April 7, 2022	April 7, 2032	Neuracthelle
018875004	3, 5 (EU)	May 15, 2023	May 15, 2033	PHOTOCOSMETICS
1 770 178	3, 5 (Int)	November 8, 2023	November 8, 2033	PHOTOCOSMETICS
018875149	3, 5 (EU)	May 15, 2023	May 15, 2033	PHOTO-COSMETIC
1 770 177	3, 5 (Int)	November 9, 2023	November 9, 2033	PHOTO-COSMETIC
018875127	3, 5 (EU)	May 15, 2023	May 15, 2033	PHOTO COSMETICS
1 770 180	3, 5 (Int)	November 9, 2023	November 9, 2033	PHOTO COSMETICS
019418989	3, 5, 10 (EU)	September 7, 2026		ZEROKIN
019419053	3, 5, 10 (EU)	September 7, 2026		SUBQDERM

Clinuvel implements a set of comprehensive measures to protect its intellectual property, in addition to filing trademark and patent applications. Key measures include: (i) timely registration, filing and application for ownership of its intellectual property, (ii) actively tracking the registration and authorization status of its intellectual property and taking action in a timely manner if any potential conflicts with its intellectual property are identified, (iii) clearly stating all rights and obligations regarding the ownership and protection of its intellectual property in all employment contracts and commercial contracts Clinuvel enters into.

In addition, as of the date of this annual report, Clinuvel has registered 16 domain names in Australia, two domain names in Austria, one domain name in Belgium, one domain name in Belize, eight domain names in China, one domain name in Cocos (Keeling) Islands, one domain name in Denmark, four domain names in the European Union, two domain names in France, three domain names in Germany, two domain names in Greece, one domain name in Hong Kong, three domain names in India, one domain name in Israel, one domain name in Japan, one domain name in Mexico, one domain name in Netherlands, two domain names in New Zealand, one domain name in the Philippines, three domain names in Singapore, one domain name in South Africa, one domain name in Spain, one domain name in Sweden, three domain names in Switzerland, two domain names in Taiwan, 10 domain names in the United Kingdom and two domain names in the U.S. relating to its business. In addition, Clinuvel has registered 87 additional non-country/generic domain names.

As of the date of this annual report, Clinuvel has not been subject to any material dispute or claims for infringement upon third parties’ patents, trademarks, licenses and other intellectual property rights.

Seasonality

Clinuvel experiences seasonality in its business since SCENESSE® treats symptomatology in EPP, which is expressed in some countries more in spring, summer and autumn and less during the winter, and therefore, less frequent dosages of SCENESSE® are used in winter. As a result, Clinuvel’s revenues in the second half of the fiscal year ended June 30 tend to be greater than those in the first half.

Environmental Matters

Clinuvel complies with applicable local regulations. In addition to statutory and regulatory compliance, Clinuvel actively ensures the environmental sustainability of its operations. Penalties may be levied upon Clinuvel if it fails to adhere to and maintain certain standards. Such failure has not occurred in the past, and Clinuvel generally does not anticipate that it will occur in the future, but no assurance can be given in this regard.

Insurance

Clinuvel maintains the types and amounts of insurance coverage that it believes are consistent with customary industry practices. Clinuvel maintains certain insurance policies to safeguard it against risks and unexpected events, including product liability insurance, supply chain disruption insurance and property insurance for certain leased premises, pursuant to the lease agreements. Clinuvel also maintains directors’ and officers’ insurance policies. During its total existence as a listed entity (since 2001), and in particular the fiscal years ended June 30, 2026, 2025 and 2024, Clinuvel did not make any material insurance claims in relation to its business.

Legal Proceedings

From time to time, Clinuvel may become a party to various legal or administrative proceedings arising in the ordinary course of its business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. As of the date of this annual report, Clinuvel is currently not a party to, and Clinuvel is not aware of any threat of, any legal or administrative proceedings that, in the opinion of its management, are likely to have a material and adverse effect on its business, financial condition, cash flow, or results of operations. Litigation or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of Clinuvel’s resources, including management’s time and attention.

Regulations

The R&D, manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising, and sale of our products are subject to regulation by a variety of agencies in the localities in which our products are developed, manufactured and/or sold. In addition, we manufacture (or engage third parties to manufacture), distribute and market certain of our products in accordance with standards set by various organizations, including the FDA, EMA, the Health Products Regulatory Authority (“HPRA”), the Medicines and Healthcare products Regulatory Agency (“MHRA”), Health Canada, Swissmedic, Health Sciences Authority (“HSA”) and Israeli Ministry of Health. We believe that our policies, operations, and products comply in all material respects with existing regulations to which we are subject.

The manufacturing, distribution, and marketing of healthcare products and the provision of certain services for development-stage pharmaceutical products are subject to extensive ongoing regulation by the FDA, EMA, national European competent authorities, MHRA, and other regulatory authorities in the countries in which we operate.

United States Regulations

The FDA has jurisdiction over certain of our pharmaceutical products and development-stage pharmaceutical products. The FDA’s jurisdiction extends to the manufacturing, testing, labeling, packaging, storage, distribution, and promotion of these products as well as to pre-clinical and clinical trials conducted with development-stage pharmaceutical products. We are committed to consistently providing our customers and patients with high-quality products that adhere to cGMP regulations promulgated by the FDA.

We maintain state licenses for the distribution of our approved pharmaceutical products.

Third parties manufacture our pharmaceutical and development-stage pharmaceutical products for us. All facilities where our pharmaceutical products are manufactured, tested, packaged, stored, or distributed for the U.S. market must comply with FDA, cGMP, and regulations promulgated by competent authorities in the countries, states and localities where these manufacturing facilities are located. All of our drug products destined for the U.S. market are manufactured, tested, packaged, stored, and distributed according to cGMP regulations. The FDA performs periodic inspections to ensure that the FDA registered manufacturing facilities in which our products are manufactured remain in compliance with all appropriate regulations. The FDA may also rely upon inspections conducted by third party competent authorities under mutual recognition agreements.

In addition, certain of our subsidiaries are subject to other healthcare laws, including the U.S. Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, the Health Insurance Portability and Accountability Act, and comparable state and foreign laws and regulations in certain of their activities.

Third parties develop and manufacture APIs for use in certain of our pharmaceutical products that are sold in the U.S. and other global markets. API manufacturers typically submit a drug master file to the regulatory authority that provides the proprietary information related to the manufacturing process.

European Regulations

The EMA and European Union Member State national competent authorities have jurisdiction over certain of our pharmaceutical products and development-stage pharmaceutical products. This jurisdiction extends to the manufacturing, testing, labeling, packaging, storage, distribution and promotion of these products as well as to pre-clinical and clinical trials conducted with development-stage pharmaceutical products.

We maintain licenses in Ireland for the manufacturing and importation of our pharmaceutical product under the jurisdiction of the HPRA and are subject to periodic inspections conducted by the HPRA. The HPRA performs periodic inspections to ensure that the EMA registered manufacturing facilities in which our products are manufactured remain in compliance with all appropriate regulations. The HPRA may also rely upon inspections conducted by third party competent authorities under mutual recognition agreements. We engage third parties within the European Union to store and distribute our pharmaceutical and development-stage pharmaceutical products within the European Union and to other jurisdictions. These operations are under the jurisdictions of the national competent authorities in which they are conducted.

Our pharmacovigilance system is overseen by a European Qualified Person for Pharmacovigilance (“QPPV”) in Germany and is subject to periodic inspection by the German Federal Institute for Drugs and Medical Devices (“BfArM”). Where necessary, we maintain national QPPVs and/or contacts for pharmacovigilance within the European Union and United Kingdom.

Our cosmetic line was previously only being sold in the EU and the UK. We act as the Responsible Person under Regulation (EC) no 1223/2009 of the European Parliament and of the Council, ensuring our cosmetic products undergo safety assessments by qualified toxicologists, include a complete Product Information File (PIF), meet all required cosmetic testing standards, are accurately labelled, and are notified on the EU portal. We are considered an importer under Regulation (EC) No 1907/2006 of the European Parliament and of the Council of 18 December 2006 for Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH). We are responsible for ensuring that all chemical substances that we bring into the EU are registered. Our current volumes are below the threshold requiring registration. We adhere to the Regulation (EC) No 1272/2008 of the European Parliament and of the Council of 16 December 2008 for Classification Labelling Product regulations (CLP). We are responsible for assessing all ingredients for potential hazards, ensuring our products are safe for consumers. We adhere to the EU Common Criteria on Cosmetic Claims 655/2013, ensuring that all product claims are accurate, substantiated and legally compliant.

We are considered a producer of pharmaceuticals and cosmetics under the Extended Producer Responsibility and are required to comply with the Urban Wastewater Treatment Directive and other EU and national regulations related to lifecycle product management and the environmental impacts of our products.

United Kingdom Regulations

We maintain GMP and Good Distribution Practice (“GDP”) licenses in the United Kingdom and are subject to the jurisdiction of the MHRA relating to the manufacture, importation, storage, marketing and distribution of our pharmaceutical products as well as the handling of safety information within our pharmacovigilance system. This jurisdiction extends to pre-clinical and clinical trials conducted with development-stage pharmaceutical products.

We act as the Responsible Person under Regulation 1223/2009 and the Cosmetic Products Enforcement Regulations 2013: Great Britain, ensuring our cosmetic products undergo safety assessments by qualified toxicologists, include a complete Product Information File (PIF), meet all required cosmetic testing standards, are accurately labelled, and are notified on the UK portal. We are considered an importer under the UK Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) Regulation (the assimilated version of Regulation (EC) No 1907/2006 after Brexit. We are responsible for ensuring that all chemical substances that we bring into the UK are registered. Our current volumes are below the threshold requiring registration. We adhere to Regulation (EC) No 1272/2008 as amended for Great Britain for Classification Labelling Product regulations (CLP). We are responsible for assessing all ingredients for potential hazards, ensuring our products are safe for consumers. We adhere to the UK Common Criteria on Cosmetic Claims 655/2013, ensuring that all product claims are accurate, substantiated and legally compliant.

Israeli Regulations

The Israeli Ministry of Health has jurisdiction over certain of our pharmaceutical products and development-stage pharmaceutical products. This jurisdiction extends to the manufacturing, testing, labeling, packaging, storage, distribution and promotion of these products as well as to pre-clinical and clinical trials conducted with development-stage pharmaceutical products. We contract with a partner organization within Israel to facilitate certain marketing authorization holder services on our behalf, including importation and distribution, quality management and pharmacovigilance.

Singaporean Regulations

We conduct R&D within our ISO9001 accredited RD&I facilities in Singapore. Some of the APIs and materials used in our R&D are considered controlled or hazardous substances subject to restrictions on their importation, handling, storage, use and disposal within Singapore. Our RD&I facilities are subject to the jurisdiction of the Singaporean HSA, National Environment Agency and Singapore Civil Defence Force and may be inspected by these and other authorities for compliance with national and regional regulations.

Canadian Regulations

Health Canada has jurisdiction over certain of our pharmaceutical products and development-stage pharmaceutical products in Canada pursuant to the Food and Drugs Act, the Food and Drug Regulations and other applicable federal and provincial laws and regulations. This regulatory framework extends to, among other things, the manufacturing, testing, labeling, packaging, importation, storage, distribution and promotion of pharmaceutical products, as well as pre-clinical and clinical trials conducted with development-stage pharmaceutical products. We are required to comply with applicable Health Canada requirements and guidance, including requirements relating to product authorization, good manufacturing practices, clinical trials, drug establishment licensing, pharmacovigilance and post-market activities. Where applicable, we may engage third-party organizations in Canada to facilitate regulatory, importation, distribution, quality management, pharmacovigilance or other activities on our behalf, subject to applicable Canadian regulatory requirements.

Australian Regulations

The Therapeutic Goods Administration (“TGA”) regulates pharmaceutical products and development-stage pharmaceutical products in Australia pursuant to the Therapeutic Goods Act 1989 and its subordinate legislation. This regulatory framework extends to the manufacturing, testing, labeling, packaging, importation, exportation, storage, distribution and supply of pharmaceutical products, as well as clinical trials and related regulatory activities. Therapeutic goods generally must be included in the Australian Register of Therapeutic Goods (“ARTG”) before they may be lawfully supplied in Australia, unless an applicable exemption, approval or authorization applies. Prescription medicines are generally subject to TGA evaluation of their quality, safety and efficacy prior to registration on the ARTG. The TGA also provides alternative regulatory pathways, including priority review and provisional approval, for eligible medicines. We are required to comply with applicable TGA requirements and other relevant Australian laws and regulations, including those relating to product registration, good manufacturing practices, clinical trials, pharmacovigilance and post-market obligations.

Swiss Regulations

We follow the Verordnung über die Krankenversicherung (Ordinance on Health Insurance, KVV) and the Swiss Arzneimittel-Bewilligungsverordnung (Ordinance on Licensing in the Medicinal Products Sector, AMBV), which governs the coverage of the costs of an imported medicinal product not approved by Swissmedic, and the import of unauthorized ready-to-use medicinal products by healthcare professionals, respectively.

Other Regulatory Requirements

Some of our APIs and active cosmetic ingredients are manufactured by third parties outside of the U.S.A. or European Union but subject to the jurisdiction of authorities in these regions, as well as the regions in which the third parties operate. We ensure these third parties comply with cGMP and all other applicable regulations.

We are also subject to various federal, state, local, national and transnational laws, regulations, and requirements in Australia, England, Ireland, Israel, Monaco, Switzerland, Singapore, the United States, Canada and other countries in which we operate, relating to safe working conditions, laboratory and distribution practices, and the use, transportation and disposal of hazardous or potentially hazardous substances. In addition, applicable import and export laws and regulations require us to abide by certain standards relating to the cross-border transit of finished goods, raw materials and supplies and the handling of information. We are also subject to various other laws and regulations concerning the conduct of our non-U.S. operations, including FCPA and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records.

We also note that new data protection regulations that have gone into effect in Europe are likely to have a significant impact on our activities and personnel. The General Data Protection Regulation (the “GDPR”) was approved and adopted by the EU Parliament in April 2016 and went into effect on May 25, 2018. Unlike an EU Directive, the GDPR does not require any enabling legislation to be passed by any government. The GDPR not only applies to organizations located within the EU but may also apply to organizations located outside of the EU if they offer goods or services to, or monitor the behavior of, EU data subjects or if they process the personal data of subjects residing in the European Union. The implications of this regulation are therefore far reaching and may impose significant burdens on Clinuvel and its processes and systems. Additionally, the United Kingdom has implemented the UK General Data Protection Regulation (UK GDPR) and the Data Protection Act 2018, which also went into effect on May 25, 2018, and substantially implements the GDPR.

The costs associated with our continued compliance with the various applicable federal, state, local, national and transnational regulations to which we are subject could be significant, and the failure to comply with such legal requirements could have an adverse effect on our results of operations and financial condition. See “Risk Factors—Risks Related to Business and Industry—If we fail to maintain or renew the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.”

For other countries outside of the EU, such as countries in North America, Latin America, Africa, or Asia, the requirements governing the conduct of clinical studies, manufacturing, coverage, pricing and reimbursement vary from country to country. In all cases, our activities are conducted in accordance with current Good Clinical Practice (“cGCP”) and the applicable national and regional laws and regulations and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Clinuvel has met the compliance requirements for ASX listings and accordingly has not been in breach of those requirements.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties and Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this annual report.

This discussion and analysis and other parts of this annual report include both historical information and forward-looking information based upon current expectations that involve a series of risks, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. The accompanying audited consolidated financial statements of the consolidated group for the fiscal years ended June 30, 2026, 2025, and 2024 are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The critical accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Business Overview

Headquartered in Melbourne, Australia, and with global operations across Europe, Singapore and the U.S., Clinuvel is a specialty pharmaceutical group focused on developing and commercializing treatments for patients with genetic, metabolic, systemic, and life-threatening, acute disorders, as well as healthcare solutions for specialized populations.

As pioneers in photomedicine and the development of melanocortin technology, Clinuvel’s research and development has led to innovative treatments for patient populations with a clinical need for systemic photoprotection, DNA repair and repigmentation, all of whom currently lack therapeutic alternatives.

The business objectives are to establish an integrated pharmaceutical company specializing in numerous melanocortin drugs, including various formulations and delivery methods.

Clinuvel’s lead therapy, SCENESSE®, is approved for commercial distribution in Europe, the U.S., Israel, Canada and Australia as the world’s first, and currently only, systemic photoprotective drug for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with EPP, a rare metabolic disorder which causes severe anaphylactoid reactions to light and affects an estimated 5,000-10,000 individuals worldwide. By increasing the skin’s eumelanin density and acting as an antioxidant, SCENESSE® can help EPP patients reduce phototoxicity affecting the skin following exposure to sunlight and artificial UV light sources.

We plan to enact our business plan as described in “Item 4. Information on the Company –A. History and Development of the Company”

A.	Operating Results

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this annual report.

Results of Operations for the Years Ended June 30, 2026, 2025 and 2024

The following table sets forth a summary of our audited consolidated statement of comprehensive income or loss for the periods presented.

Years ended June 30,
	2026	2025	2024
Revenue	$64,315,354	$61,120,888	$57,911,843
Total costs of revenues	(10,978,777)	(11,513,474)	(10,741,863)
Gross margin	53,336,577	49,607,414	47,169,980
Operating expenses:
Research and development	(12,229,811)	(13,216,521)	(9,994,900)
General and administrative	(7,384,954)	(6,677,524)	(6,814,920)
Communications and marketing	(5,800,219)	(3,193,312)	(1,831,820)
Total operating expenses	(25,414,984)	(23,087,357)	(18,641,640)
Income from operations	27,921,593	26,520,057	28,528,340
Non-operating income (expense):
Interest income	7,087,314	6,119,535	4,812,098
Other income (expense), net	456,914	(138,096)	367,521
Foreign exchange gain (loss)	(2,750,486)	591,407	(487,076)
Income before income tax expense	32,715,335	33,092,903	33,220,883

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Revenue

Revenue is recorded as it is earned. These revenues are from the global commercial sales, including special access scheme reimbursement revenues, of its pharmaceutical implant product SCENESSE® for the treatment of EPP.

Commercial sales, including special access scheme reimbursement revenues, increased by $3.2 million from $57.9 million in fiscal year 2024 to $61.1 million in fiscal year 2025, then increased again by $3.2 million to $64.3 million in fiscal year 2026. This steady increase in SCENESSE® sales is driven by increased patient numbers, more frequent dosing, and the expansion of trained and accredited centers. We are well into the expansion of the number of trained and accredited treatment centers across North America, which currently represents over 120 centers, supported by over 100 insurers.

Over 22,000 SCENESSE® implants have been administered to EPP patients globally, demonstrating the sustained success and safety of the program, which commercially has achieved a compound annual growth rate (“CAGR”) of 35% since fiscal year 2016.

Cost of Revenue

Costs of revenue are expensed as incurred. Cost of revenue primarily consists of costs related to the production and distribution of SCENESSE® implants. These costs include raw materials and components used in manufacturing, direct labor and related employee benefits, primary packaging and logistics expenses, and inventory write-downs for excess or obsolete stock, if any. Cost of revenue is recognized in the period in which the related product sales occur.

In line with the increase in revenue over the past three years, cost of revenue has also increased over the same period, by $0.8 million from $10.7 million in fiscal year 2024 to $11.5 million in fiscal year 2025, primarily the direct result of our higher SCENESSE® sales volumes throughout our distribution chain as well as the increased cost of logistical supply chains globally. Throughout the past year, we investigated and implemented operational efficiencies across our global supply and distribution chains, particularly in light of ever-changing geopolitical conditions, and lightened our distribution footprint in both Europe and the U.S. These efforts have contributed to the decrease in cost of revenue by $0.5 million to $11 million in fiscal year 2026.

Research and development

Research and development costs are expensed as incurred. These costs include salaries, benefits, share-based compensation, materials, and other costs related to the Company’s research and development activities.

In line with our anticipations, our research and development expenses have decreased in fiscal year 2026 compared to the increase over the past two fiscal years. In fiscal year 2025, our research and development expenses increased by $3.2 million from $10.0 million in fiscal year 2024 to $13.2 million, then decreased by $1 million to $12.2 million in fiscal year 2026. These changes are intrinsically linked to the advancement of our core programs, most notably our advanced Phase III CUV105 clinical study for the treatment of vitiligo which was fully recruited in May 2025, and then began to wind down to closure over the ensuing 6-9 months.

The decrease in expenditure in fiscal year 2026 reflects lower costs associated with the CUV105 Phase III clinical study program as the program winds down from full recruitment to closure and finalisation before the commencement of the second Phase III clinical program CUV107 for the same indication that is due to commence in mid fiscal year 2027.

Formulation and manufacturing development work also continued across our PhotoCosmetics M-lines, “Preserve” and “Bronze” product ranges. In the meantime, we are running market efforts to provoke interest and provide visibility to us.

The Company does not disaggregate research and development expenditure by individual program. This reflects the integrated nature of our R&D model, where a substantial proportion of activities are supported by shared internal clinical infrastructure, personnel, and capabilities. As a result, resources are deployed flexibly across multiple programs with significant overlap in staffing, expertise, and supporting functions.

In contrast to many life sciences organizations that rely extensively on external clinical research organizations, the Company performs a majority of its clinical development activities in-house. Consequently, R&D expenditure primarily comprises personnel costs, internally managed resources, and the direct costs associated with administering clinical trials at investigator sites.

	Years ended June 30,
	2026	2025	2024
Employee-related costs	$6,210,314	$6,874,050	$5,440,271
External clinical related expenses	664,626	53,854	20,853
Share-based payment expense	891,354	725,241	2,281,403
Direct R&D clinical site and program costs	4,130,016	4,864,975	1,506,838
Other costs	333,501	698,401	745,535
Total research and development expenses	12,229,811	13,216,521	9,994,900

General and administrative

General and administrative costs are expensed as incurred. General and administrative expenses consist of compensation, share-based compensation, benefits and other employee-related expenses for personnel in the Company’s administrative, depreciation and amortization, finance, legal, information technology, business development and human resource functions. Other costs include general and administrative related facility costs, insurance costs and professional fees for accounting and legal services.

General and administrative expenses were contained in fiscal year 2026 with $7.4 million of total expenditure, an increase of $0.7 million from fiscal year 2025, primarily attributed to employee-related expenses. In fiscal year 2025 our general and administrative expenses decreased by $0.1 million from $6.8 million in fiscal year 2024 to $6.7 million as we sought to right-size the business operations to support its commercial and research goals.

These costs remained tightly controlled despite growing business activity. This fiscal control is the result of a series of operational, administrative and financial process cost reviews as well as system optimisation and advancements.

Communications and marketing

Communications and marketing costs are expensed as incurred. Communications and marketing expenses include advertising, print and social media initiatives, investor relations, branding, conferences, salaries, benefits, share-based compensation and other costs related to the Company’s communications and marketing activities.

Communications and marketing expenses have increased three-fold over the past three years as expected, as we invested in global brand visibility to attract a wider audience. In fiscal year 2025 communications and marketing expenses increased by $1.4 million from $1.8 million in fiscal year 2024 to $3.2 million, then increased again by $2.6 million to $5.8 million in fiscal year 2026.

We have invested in our market presence to distinguish ourselves from a traditional pharmaceutical company in translating our core pharmaceutical technology in melanocortins to PhotoCosmetics, creating synergistic revenue opportunities.

Our increased presence across numerous platforms, including online and print media, complemented by our physical presence at key industry events, has been a primary focus over the past 24 months. We have also sponsored and supported numerous key industry and global community events hosted by vitiligo, porphyria and other rare disease foundations, as well as supported organizations that perform research in these areas to support those affected by rare disorders. Our major investment in the communications and marketing area was in March 2026 with our custom-built 4,800 sq ft Pavilion of Photomedicine at the prestigious American Academy of Dermatology Annual Meeting in Denver, Colorado. This five-day event was attended by more than 20,000 physicians, clinicians, academics and industry representatives who were all captivated and enthralled by our presence and impact at the event.

Interest income

We have significantly strengthened our cash reserves, which are a culmination of cash and cash equivalents and short-term investments in the form of term deposits, over the past three fiscal years. This has led to increasing interest income being earned over this time.

In fiscal year 2025, our interest income increased by $1.3 million from $4.8 million in fiscal year 2024 to $6.1 million, then increased again by $1 million to $7.1 million in fiscal year 2026. In anticipation of the potential decline of interest rate yields during 2026, we have elected to extend the average maturity length of our short-term investments (term deposits) to ensure sustained returns from our cash reserves, which, as of June 30, 2026, amounted to $174 million.

B.	Liquidity and Capital Resources

The liquidity and capital resources discussion that follows contains certain estimates as of the date of this annual report of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates reflect numerous assumptions made by us with respect to general business, economic, regulatory, market and financial conditions, industry conditions and other future events, and matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. Please carefully read the risks discussed in “Item 3. Key Information — D. Risk Factors” elsewhere in this annual report that describe significant risks and uncertainties that may affect us and our financial conditions.

Sources and Uses of Liquidity

Our significant cash reserves enable us to self-finance our current operations and expansion initiatives, whilst absorbing any adverse fluctuations in the operating environment, without having to rely upon or resort to seeking external debt or dilutive capital raisings. We have not raised any funds from the issuance of new securities since 2016 and have remained debt-free for the past 20 years. The returns from prudent liquidity management directly support operational expenditures as well as the extensive commercial, clinical, and pharmaceutical programs into new revenue streams whilst maintaining a financially sound balance sheet, which remains of strategic importance to us.

Our operations, future liquidity and capital resources will depend on product revenue from the successful continued commercialization of SCENESSE®, revenue from any future products for which we obtain regulatory approval, revenue from possible acquisitions and the R&D costs and other expenditure necessary to support these initiatives and future products or programs.

Our strong balance sheet helps us achieve and carry out our strategic product development and clinical programs; it also allows us to continue exploring strategic mergers and acquisition opportunities. Not needing to rely on external funding to support operations protects and preserves long-term shareholder value and avoids shareholder dilution. We are actively pursuing several strategic acquisitions and investments that align with growth and diversification objectives, although no formal or definitive agreements have been executed as of the date hereof.

Our consistent financial growth reflects our disciplined strategy towards year-on-year improvement, supported by the continued advancement of our clinical pipeline, providing a strong financial foundation to sustain, build and expand future revenue streams. The SCENESSE® program continues to scale, reaching more patients globally through an increased number of qualified and trained treatment centers supported by increased outreach and marketing initiatives to amplify our patient support, market presence and sales.

We continue to reinvest in our key strategic assets, namely our people, clinical programs, and infrastructure to build a diversified and sustainable business. In the context of ongoing geopolitical uncertainty, we remain prudent in the deployment of our capital to protect shareholder value while ensuring sufficient resources are delivered to current projects without reliance on external capital or dilutionary events.

Funding Requirements

We believe that our existing cash reserves, together with the cash inflows that we expect to generate from sales of SCENESSE®, will be sufficient to fund at least four years of our current operational expenditures and capital expenditure requirements within our currently projected operations. Our expectations regarding our short-term and medium-term funding requirements are based on assumptions that may prove to be wrong, and additional capital resources may be required to fund our operations, fund specific capital expenditure, or enable the execution of targeted merger or acquisition aspirations.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the commercialization of SCENESSE® and any other product for which we receive regulatory approval and continue clinical development of our therapeutic product candidates. Further, since the listing of our ADSs on Nasdaq, we have incurred, and expect to continue to incur, additional costs associated with operating as a public company in the U.S.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the amount of revenue received from commercial sales of SCENESSE® and any of our product candidates for which we may receive marketing approval;
●	the initiation, progress, timing, costs and results of our clinical trials for our product candidates;

●	the costs associated with in-licensing or acquiring assets to expand our pipeline, acquiring businesses or assets to vertically integrate our supply chain and manufacturing and acquiring complementary business;
●	the amount of milestones and royalties that we may be required to pay under existing acquisition and licensing agreements;
●	costs associated with expanding our organization;
●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;
●	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates; and
●	the costs of operating as a public company in both Australia and the U.S.

For more information as to the risks associated with our future funding needs, see “Risk Factors.”

Cash Flows

The following table summarizes our sources and uses of cash for the fiscal years ended June 30, 2024, 2025, and 2026:

	For the fiscal years ended June 30,
	2026	2025	2024
Net cash provided by (used in):
Operating activities	$12,906,429	$27,295,554	$23,750,072
Investing activities	(25,636,672)	(30,617,959)	(19,251,353)
Financing activities	(1,669,075)	(1,867,844)	(2,088,191)
Effect of exchange rate fluctuations on cash and cash equivalents	10,251,061	(45,802)	(152,001)
Net increase (decrease) in cash	(4,148,257)	(5,236,051	2,258,527)

Operating Activities

For fiscal year 2024, net cash provided by operating activities was $23.8 million, for fiscal year 2025, net cash provided by operating activities was $27.3 million, and for fiscal year 2026, net cash provided by operating activities was $12.9 million.

Our net cash provided by operating activities represents the receipt of funds from customers and interest paid and received, with any variance year-to-year occurring as part of the normal course of business operations. During the 2026 fiscal year, there was significant shift in the cash rate of USD$ in comparisons to other currencies in which we operate at balance date resulting in a $9.2 million unrealised foreign currency measurement loss through the accounting process of bringing all foreign currency balances back to USD$ equivalent balances for reporting date. Importantly, this is not a real financial loss, merely a balance date adjustment.

During the fiscal year 2026, on top of having paid its fiscal year 2025 income tax payment, the company was also required by the Australian Taxation Office (ATO) to shift to paying a minimum of 85% of its estimated fiscal year 2026 income tax payment during fiscal year 2026 instead of subsequent to the year end in order to avoid the ATO’s General Interest Charge of between 10.61% to 11.51% on outstanding balances. The upfront income tax payments during the fiscal year 2026 amounted to $5.3 million.

Investing Activities

For fiscal year 2024, our net cash used in investing activities was $19.3 million, for fiscal year 2025, our net cash used in investing activities was $30.6 million, and for fiscal year 2026, our net cash used in investing activities was $25.6 million.

Our net cash used in investing activities represents property, plant and equipment, the purchase of a property in Egham, the UK, to be used as our office, and the purchase of short-term investments (term deposits). Outside of the areas specifically listed above, any other variance from year-to-year occurred as part of the normal course of business operations.

Financing Activities

For fiscal year 2024, net cash used in financing activities was $2.1 million, for fiscal year 2025, net cash used in financing activities was $1.9 million, and for fiscal year 2026, net cash used in financing activities was $1.7 million.

Our net cash used in financing activities included payment of dividends to shareholders in fiscal year 2025 and 2026, and the on-market purchases of our Clinuvel Shares as part of our share buy-back program during fiscal year 2024 and 2025.

Off-balance sheet arrangements

During fiscal years 2024, 2025 and 2026, we did not have any off-balance sheet arrangements.

C.	Research and Development, Patents and Licenses

We have created a portfolio of patents and trademarks across various jurisdictions and have utilized regulatory laws enabling market exclusivity, which has enabled relatively strong IP protection. We have worked closely with experienced specialists and advisors internationally over many years and we continue to fortify our portfolio by applying for new patents arising from new knowledge gained during our research and development.

We adhere to risk-adjusted capital allocation:

●	halted non-core programs: suspended xeroderma pigmentosum and stroke research to focus on high-probability programs (vitiligo, ACTH).
●	countercyclical stewardship: maintained R&D cash buffers to absorb regulatory turnaround, delays and inability to meet or achieve clinical trial results – a rarity in a cash-burning sector.
●	concentric expansion: all pipeline candidates (SCENESSE®, NEURACTHEL®, PhotoCosmetics) leverage our core peptide/polymer expertise, de-risking development.

As pioneers in photomedicine and the development of melanocortin technology, our research and development have led to innovative treatments for patient populations with a clinical need for systemic photoprotection, DNA repair, repigmentation and CNS conditions which lack alternatives.

The following diagram demonstrates Clinuvel’s current clinical and pre-clinical pipeline.

Clinuvel has completed over twenty clinical trials of afamelanotide in healthy volunteers and patients, including seven in EPP patients and four in vitiligo patients. The clinical program has focused on establishing the benefit-risk profile of SCENESSE® in various patient populations, as well as the pharmacokinetic profile of the drug in healthy adult volunteers and adults and adolescent EPP patients. No further clinical studies are planned in EPP, with post-authorization data captured in Europe through a disease registry study, while Clinuvel intends to submit data from the CUV052 study to seek an expansion of the marketing authorization for the use of SCENESSE® in adolescent EPP patients. Clinuvel has never received a regulatory rejection for marketing authorization applications for SCENESSE®.

Preclinical studies have focused on establishing the safety profile of afamelanotide and SCENESSE® in both single dose and repeat dose models, including dose escalation studies, as well as determining the pharmacokinetic profile of the controlled-release implant formulation.

Clinuvel currently focuses on evaluating SCENESSE® as a repigmentary agent in vitiligo as well as a photoprotective agent for a wider group of porphyria patients (chiefly adolescent EPP patients and adult and adolescent variegate porphyria patients). Over the last three years, Clinuvel has planned, conducted and/or completed the following clinical trials of SCENESSE® in these programs:

○	CUV104, a single-arm open label Phase II pilot study evaluating SCENESSE® as a monotherapy repigmentation agent in vitiligo patients. This study enrolled three adult vitiligo patients, at one clinical trial site in the U.S., who received up to six SCENESSE® implants administered at 14-day intervals. Results failed to demonstrate repigmentation in the patients as measured by the VASI tool, while the drug was well tolerated. No further studies are planned to evaluate afamelanotide as monotherapy for vitiligo patients.
○	CUV105, an ongoing double-arm open label Phase III study evaluating SCENESSE® with adjunct NB-UVB as a repigmentation agent in adult and adolescent vitiligo patients. The study has enrolled 210 adult and adolescent vitiligo patients at clinical trial sites across the U.S., UK, France and Kenya. Patients receive up to seven SCENESSE® implants and up to 40 NB-UVB treatments or 40 NB-UVB treatments as monotherapy over 20 weeks. The primary endpoint is the evaluation of repigmentation using the T-VASI tool. CUV105 is not a pivotal (registration) study. Top-line results are expected to be announced in December 2026, with a full analysis of the data expected to be completed in April 2027.
○	CUV107, a planned double-arm open label Phase III study evaluating SCENESSE® with adjunct NB-UVB as a repigmentation agent in adult and adolescent vitiligo patients. Clinuvel is finalizing the CUV107 protocol and, subject to confirmation, anticipates enrolling 300 vitiligo patients with darker skin types (Fitzpatrick IV-VI) and commencing the study in November 2026; commencement remains subject to ongoing discussions with regulatory bodies. Clinuvel plans to conduct CUV107 in sites worldwide. The timing and completion of CUV107 is dependent upon the results of CUV105 and therefore may not be completed in the time set forth above, or at all.
○	CUV052, a post-authorization open label study evaluating the pharmacokinetic and safety profile of SCENESSE® in adult and adolescent EPP patients. CUV052 was the first study in adolescent patients evaluating SCENESSE®. A total of 28 EPP patients (14 adults and 14 adolescents) were assessed across sites in Belgium, the Netherlands and Switzerland following administration of a single SCENESSE® implant. The study sought to analyze the pharmacology of SCENESSE®, comparing adolescents of 12 to 17 years of age with adults. SCENESSE® was well tolerated by all study participants. All treatment-related adverse events were mild in severity and resolved during the study, with no treatment-related serious adverse events reported. Preliminary biochemical analyses showed consistent readings among both adults and adolescents.
○	CUV040, a single-arm open label Phase II study evaluating SCENESSE® as a systemic photoprotective drug in adult patients with variegate porphyria. Six adult patients were enrolled at clinical trial sites in the Netherlands and Switzerland and administered up to six SCENESSE® implants over six months. The Clinical Global Impression of Change (CGIC) tool was used as the primary endpoint to assess changes in disease severity compared to baseline. All six patients experienced a positive change – improvement up to three times baseline scores – in disease severity after treatment. The average CGIC change was rated as “much improved”, first changes observed as early as four weeks after the first treatment. SCENESSE® was well tolerated.

A single ongoing study is evaluating the pharmacokinetic profiles of multiple dose formats of Clinuvel’s VLRX-L liquid injectable controlled-release drug platform in a preclinical model in the U.S. Subjects are administered a single dose of the VLRX-L formulations with safety monitoring alongside pharmacokinetic sampling. The preclinical study, focused on safety and kinetics, seeks to evaluate the controlled-release profile of VLRX-L candidates and determine the reproducibility of drug release using in-vitro models. Based on results reported in August 2026, Clinuvel has identified flexible liquid dose formulations which have demonstrated the greatest potential for further development. Optimisation is now ongoing at the Company’s Singaporean Research, Development and Innovation (RD&I) Centre, VALLAURIX. Pending final results, further pre-clinical studies are scheduled for early Q1 2027, with manufacturing scaleup now being scoped.

All of Clinuvel’s clinical and preclinical studies have received appropriate local, national and/or supranational regulatory and ethics permissions for patient treatment before commencing clinical/preclinical studies.

Over the past twelve months we focused on the areas of:

●	manufacture and commercially distribute our prescription pharmaceutical SCENESSE® in Europe, Israel and the U.S. for the treatment of the rare and genetic metabolic disorder, EPP;
●	research and develop SCENESSE® as medicinal therapies to treat severe disorders, including vitiligo and variegate porphyria;
●	develop and manufacture NEURACTHEL® (adrenocorticotropic hormone; ACTH) in different formulations, to target neurological, endocrinological, and degenerative disorders;
●	research, develop, manufacture and pre-launch non-prescription, PhotoCosmetic products for individuals and populations at highest risk of exposure to ultraviolet (UV) and high energy visible (HEV) light, and in need of assistance in DNA repair and melanogenesis of the skin; and
●	develop and investigate new pharmaceutical formulations melanocortin technology for the treatment of a range of disorders.

For a discussion of our research and development activities, see “— A. Operating Results” and “Item 4. Information on the Company — B. Business Overview.”

D.	Trend Information

Our growth strategy and trends affecting our performance are detailed in “— A. Operating Results” and “Item 4. Information on the Company — B. Business Overview.” For a discussion of uncertainties and certain factors that could materially affect our business, see “Item 3. Key Information — D. Risk Factors.”

E.	Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our significant accounting estimates relate to the recoverability of property, plant and equipment, right-of-use assets, intangible assets, valuation allowance for deferred tax assets, share-based arrangements, allowance for credit losses on accounts receivable, and net realizable value of inventories.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the future fiscal years. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements is outlined in Note 11 of our audited consolidated financial statements included in this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F. The following table lists the names of our directors and executive officers. The business address for our directors and executive officers is Level 22, 535 Bourke Street, Melbourne, VIC 3000, Australia.

Name	Age	Position(s)
Dr. Philippe Wolgen	63	Managing Director and Chief Executive Officer
Mr. Lachlan Hay	41	Chief Operating Officer
Dr. Dennis Wright	74	Chief Scientific Officer
Mr. Peter Vaughan	43	Chief Financial Officer
Prof. Jeffrey Rosenfeld	73	Non-Executive Director and Chair of the Board
Mrs. Susan Smith	75	Non-Executive Director
Dr. Karen Agersborg	64	Non-Executive Director
Mr. Matthew Pringle	65	Non-Executive Director
Mr. Guy van Dievoet	65	Non-Executive Director
Dr. Pearl Grimes	76	Non-Executive Director

The responsibilities of the Board are described in our Board Charter and Constitution, each of which are filed as exhibits to this annual report on Form 20-F. Our executive officers are responsible for making and executing decisions that build value in accordance with board-approved delegated authorities.

The following is a brief biography of each of our current directors and executive officers:

Dr. Philippe Wolgen was appointed to our Board on October 1, 2005 and appointed Chief Executive Officer (“CEO”) on November 28, 2005. Under Dr. Wolgen’s leadership, a long-term strategy for Clinuvel was devised. The lead product, SCENESSE®, was reformulated, its medical application identified, European marketing authorization was obtained in 2014, and systems were established to self-distribute the prescriptive product in the European Economic Area from June 2016. Dr. Wolgen oversaw the submission of the scientific dossier to the FDA under a New Drug Application, which was approved in October 2019. First treatment of U.S. patients commenced in April 2020 through a controlled distribution system set up by the Company. Dr. Wolgen has been instrumental in our corporate turnaround, rebuilding a share register of long-term professional and institutional investors. He led Clinuvel to attract more than A$110 million in investments, and his international contacts and network contribute to the strategic support Clinuvel enjoys globally. Under his tenure, a differentiated business model was adopted to develop and launch SCENESSE®, guiding Clinuvel through a complex pharmaceutical product development program. His overall business execution and exact financial management is viewed as exemplary within the life sciences industry and the funding strategy he led is considered different and unique within the sector. He is currently leading Clinuvel’s expansion, both based on organic and inorganic strategies. His focus has been to establish a professional management team executing corporate objectives of establishing a sustainable, and profitable group diversified from its core pharmaceutical base to cosmetics and other services within an integrated model. He instituted the Clinuvel Academy, training and sponsoring eligible staff for advanced education to ensure continuity and retention of managers. Dr. Wolgen’s long track record speaks to a strongly focused, competitive and conscientious professional who is known to persevere in meeting challenging business objectives. He holds an MBA from Columbia University, NY. Trained as a craniofacial surgeon, Dr. Wolgen obtained his MD from the University of Utrecht, the Netherlands.

Mr. Lachlan Hay supports the executive and senior management teams as well as maintaining responsibility for the delivery of key business objectives. Having joined the business in 2007 in a corporate communications role in Australia, Mr. Hay then assumed roles in Europe and Asia. He was the first General Manager of the UK business, overseeing the introduction of SCENESSE® into European markets since 2016, and assumed a broader operational position in response to the needs of the business. On July 1, 2024, Mr. Hay assumed the position of Chief Operations Officer (“COO”), providing him more responsibilities. Mr. Hay holds a Bachelor of Arts from the University of Melbourne and a Master of Arts from the Freie Universität Berlin. He is completing his law degree (LLM).

Dr. Dennis Wright has been at the core of our clinical program and regulatory affairs since 2005 in the role of Chief Scientific Officer (“CSO”). A pharmacist with a PhD in xenobiotic metabolism, Dr. Wright has a pharmaceutical career spanning more than 40 years with Nicholas Kiwi, Faulding/Mayne, CSL and Clinuvel. During this time, he worked across basic and clinical research, regulatory affairs, pharmacovigilance, business development, in-licensing, and marketing. It is from this diverse background that he has led our late-stage clinical development program for EPP as well as steering successful regulatory filings for SCENESSE® in Europe, the U.S., Australia, and Israel. His role has extended in recent years to facilitate new clinical programs for afamelanotide as well as overseeing new product development and scientific affairs. Dr. Wright holds a Bachelor of Pharmacy, Master of Science and PhD from the University of Sydney and a Graduate Certificate of Health Economics from Monash University.

Mr. Peter Vaughan joined Clinuvel in April 2024 and assumed the Chief Financial Officer (“CFO”) role on July 1, 2024. Mr. Vaughan has over 20 years of experience in listed and unlisted companies in Australia, the U.S., Europe, and Asia. Most recently with Toys “R” Us ANZ Limited as a strategic financial advisor, he has previously held CFO and Company Secretary roles at Titomic (ASX: TTT), Immuron (ASX: IMC, Nasdaq: IMRN), Amaero (ASX: A3D) and Respiri (ASX: RSH), among others. He has led capital raisings, M&A and licensing deals within life science companies, as well as the dual listing of two Australian companies on the Nasdaq (Immuron Limited and Prima Biomed Limited (now Immutep)). Mr. Vaughan is a Chartered Accountant, with a Bachelor of Business (Accounting) from the Swinburne University of Technology and a Senior Executive MBA from Melbourne Business School. He is also a member of Australian Institute of Company Directors and Governance Institute of Australia.

Professor Jeffrey Rosenfeld has served on our Board since November 26, 2019 and as Chair of the Board as of January 1, 2024. He is also Chair of the Nomination Committee, a member of the Remuneration Committee, and a member of the Audit and Risk Committee. Prof. Rosenfeld is an internationally recognized neurosurgeon with extensive experience in senior healthcare and medical research executive roles and a distinguished and decorated career in the Australian Army. He is a retired Major General and a former Surgeon General, Australian Defence Force. He has served on eight deployments to Rwanda, Iraq, Solomon Islands, Bougainville and East Timor. He was the Founding Director of the Monash University Institute of Medical Engineering (MIME)-Melbourne. He developed a bionic vision device with the Monash Vision Group, to restore vision in people without eyesight, and he is also a leader in brain injury research. Prof. Rosenfeld was Director of Neurosurgery at the Alfred Hospital for fifteen years, and Professor and Head of the Department of Surgery at Monash University for nine years. Prof. Rosenfeld is active in many community organizations and champions various charitable causes. Prof. Rosenfeld has been an active volunteer for the Australian-Aid funded Pacific Islands Project which transfers clinical skills and knowledge to healthcare professionals in Papua New Guinea, Fiji and the Solomon Islands. In 2018, Prof. Rosenfeld was awarded the Companion of the Order of Australia, which is Australia’s highest civilian honor, the U.S. Air Force Commendation Medal in 2007, the Meritorious Service Medal of the U.S. in 2017 and Officer in the Order of the British Empire in 2013. Prof. Rosenfeld was appointed an Emeritus Professor at Monash University in January 2021. Professor Rosenfeld holds a Bachelor of Medicine, Bachelor of Surgery, and Master of Surgery from the University of Melbourne, and a Doctor of Medicine from Monash University. He is an Adjunct Professor in Surgery, F. Edward Hébert School of Medicine, Uniformed Services University of The Health Sciences, Bethesda, MD, U.S., past Adjunct Honorary Professor in Surgery, Chinese University of Hong Kong and past Honorary Professor, Department of Surgery, University of Papua New Guinea. He is an elected Fellow of the Australian Academy of Health and Medical Sciences, an International Fellow of the American Association of Neurological Surgeons (AANS), Elected Fellow of Academia Neurochirurgica Eurasiana and an Elected Fellow of the Australian Academy of Technology and Engineering. He received the prestigious International Lifetime Recognition Award of the AANS in 2018. He is also Board Chair of New Medical Education Australia Pty Ltd, and a Board Director of the Australian charity- Spirit of Australia Foundation.

Mrs. Susan (Sue) Smith has served on our Board since September 23, 2019 and is also Chair of the Remuneration Committee, a member of the Commercial Committee and a member of the Nomination Committee. Mrs. Smith manages an established consultancy business, providing advisory services to a range of healthcare organizations, investors and boards of directors. She has led a distinguished career, serving for 14 years as Chief Executive Officer of The Princess Grace Hospital, London, and 11 years as the Chief Executive Officer of The Portland Hospital for Women and Children, London. Mrs. Smith’s specific expertise is in the implementation of operational strategies within complex and acute care environments, and in the interaction with healthcare authorities and UK regulators. Her most recent role was as the Chief Executive Officer of the Independent Doctors Federation, a membership organization representing practicing physicians within the UK independent healthcare sector. Her past experience is now successfully translating into a diverse portfolio with non-executive director appointments. She is currently Board Chair of The Evewell Group Ltd which operates fully integrated medical centers of excellence dedicated to caring for, and protecting, all aspects of fertility and gynecological health. Mrs. Smith is also a Director of HCA Hope Fund UK, a charity providing financial aid and resources to its healthcare worker members to help them start rebuilding after an extended illness, injury, environmental disasters, or other extraordinary situations. In the face of the ever-changing healthcare market, Mrs. Smith fosters first class relationships with a wide range of healthcare stakeholders to provide care of excellence to patients. Mrs. Smith holds a Diploma in Clinical Risk and Claims Management from Capsticks, London, an Infection Control Nursing Certificate from the Joint Board of Clinical Nursing Studies, a Diploma in Nursing from the University of London, a Tropical Medicine certificate from the Hospital for Tropical Diseases of University College Hospital and a Registered General Nurse from the General Nursing Council for England and Wales.

Dr. Karen Agersborg has served on our Board since January 29, 2018 and is also a member of the Remuneration Committee and a member of the Nomination Committee. Dr. Agersborg is a clinical endocrinologist with diverse and extensive practice experience in Pennsylvania and New Jersey, U.S. She is Board Certified in both Internal Medicine and Endocrinology, Diabetes & Metabolism and holds specific expertise on the class of melanocortins. Her career has included inpatient, outpatient, and hospitalist positions across a number of prominent medical institutions. She is an Associate Professor of Medicine, teaching medical students and residents in endocrinology. Dr. Agersborg had an extensive career in managing commercial sales & distribution at Wyeth Pharmaceuticals (formerly Ayerst Laboratories). Dr. Agersborg has played an integral role in setting Clinuvel’s U.S. regulatory and commercial strategy, resulting in the FDA’s approval of SCENESSE® in October 2019 and the subsequent market launch in 2020. Dr. Agersborg holds a Doctor of Osteopathic Medicine from the Philadelphia College of Osteopathic Medicine, a Doctor of Medicine from the University of Medicine and Dentistry of New Jersey and a Fellowship of Endocrinology from Temple University Hospital.

Mr. Matthew Pringle was appointed to our Board on September 6, 2024 and is also Chair of the Audit and Risk Committee and a member of the Commercial Committee. Mr. Pringle has extensive experience in corporate finance, audit and assurance, governance and strategy, including over 25 years’ experience as a Partner at Pitcher Partners. His roles with Pitcher Partners included leading the corporate finance practice group, senior audit partner and leading the corporate governance and board advisory practice area. He is a director of Hypersonix Launch Systems Limited and the not-for-profit Anglicare Victoria. Mr. Pringle holds a Bachelor of Commerce from the University of Melbourne, a Graduate Diploma of Chartered Accounting from the Institute of Chartered Accountants and a Graduate Diploma of Applied Corporate Governance from the Governance Institute of Australia.

Mr. Guy van Dievoet was appointed to our Board on September 6, 2024 and is also Chair of the Commercial Committee and a member of the Audit and Risk Committee. Mr. van Dievoet has significant experience in investment banking, specializing in M&A. In this capacity he has worked for leading financial institutions, including the Merchant bank of IndoSuez in Belgium, ABN-AMRO, Bank BNP Group, and as executive-director for MeesPierson. Over the years he has provided strategic support on corporate growth, structuring and buy-build approaches, and assisted companies listing on the Brussels and Amsterdam Stock Exchanges (EuroNext). Mr. van Dievoet obtained a law degree from the Brussels Free University and holds an Executive Master in Management from Solvay Business School and a Certified European Financial Analyst diploma.

Dr. Pearl Grimes was appointed to our Board on September 6, 2024 and is also a member of the Nomination Committee and a member of the Commercial Committee. Dr. Grimes is a globally recognized dermatologist and a leading international authority on vitiligo and pigmentation disorders. She is the Founder and Director of the Vitiligo and Pigmentation Institute of Southern California where she treats patients from all over the world. Dr. Grimes is also the director of the Grimes Institute for Medical and Aesthetic Dermatology, where she expertly treats a wide range of dermatologic health and aesthetic concerns in patients of all ethnicities and skin types. Dr. Grimes also serves as a Clinical Professor of Dermatology at the David Geffen School of Medicine at UCLA and Chief Dermatologist for Versicolor Technologies. She has recently served as President of the Global Vitiligo Foundation & has authored over 175 publications. Dr. Grimes holds a Bachelor of Science from Jackson State University and a Doctor of Medicine from Washington University.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Arrangements for Election of Directors and Members of Management

There are no contracts or other arrangements pursuant to which Directors have been or must be selected.

B. Compensation

Our remuneration policy is designed to ensure that directors and senior management are appropriately remunerated having regard to their relevant experience, their performance, the performance of our Company, industry norms and standards and the general pay environment as appropriate. Our remuneration policy has been established to enable us to attract, motivate and retain suitably qualified directors and senior management who will create value for shareholders.

Non-Executive Director Remuneration

Similarly, our remuneration policy is designed to ensure that non-executive directors are appropriately remunerated with respect to their relevant experience, individual performance, the performance of our Company, industry norms/standards and the general pay environment as appropriate.

Our Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a meeting of shareholders. An amount (not exceeding the amount approved at the shareholders’ meeting) is determined by the Board and then divided between the non-executive directors. The latest determination was at the shareholders’ meeting held on October 16, 2024 when shareholders approved the aggregate maximum cash sum to be paid or provided as remuneration to the directors as a whole (other than the managing director and executive directors) for their services as A$1,200,000 per annum.

In the year ended June 30, 2026, our non-executive directors received an aggregate of A$990,990, including superannuation. The manner in which the aggregate remuneration is apportioned among non-executive directors is reviewed periodically. The Board is responsible for reviewing its own performance. Both Board and Board committee performance is monitored on a rolling basis throughout the year with a formal review conducted during the financial year. No retirement benefits are payable other than statutory superannuation, if applicable.

Executive Director and Executive Officer Remuneration

Our remuneration policy is also designed to ensure that executive directors are appropriately remunerated with respect to their relevant experience, individual performance, the performance of our Company, industry norms/standards and the general pay environment as appropriate.

Our non-executive directors are responsible for evaluating the performance of the CEO who in turn, in conjunction with the Remuneration Committee, evaluate the performance of the other senior executives. The evaluation process is intended to assess our business performance, whether long-term strategic objectives are being achieved, and the achievement of individual performance objectives.

The performance of our CEO and senior executives is monitored on a rolling basis throughout the year and a formal evaluation is performed annually.

Fixed Remuneration. Executives’ fixed remuneration comprises salary and superannuation and is reviewed annually by the CEO and, in turn, approved by the Remuneration Committee. This review takes into account the executives’ experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration – Short-Term Incentive Scheme. Executives may be entitled to receive short-term incentives (“STI”) as part of their total remuneration if they achieve certain performance indicators as set by the Board. These STI may be paid either by cash, or a combination of cash and the issue of equity in our Company, at the determination of the Board and Remuneration Committee.

The Remuneration Committee approves the issuance of bonuses following the recommendations of the CEO in the annual review of the performance of the executives, and our Company as a whole, against agreed key performance indicators (“KPIs”).

Variable Remuneration – Long-Term Incentive Scheme. Executives may also be provided with longer-term incentives through Conditional Performance Rights (PRs) that was approved by shareholders at our annual general meeting held on October 31, 2023. The goal of the PRs is to allow the executives to participate in, and benefit from, the growth of our Company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of PRs granted to each executive. The CEO has not been awarded long-term incentives since 2023.

Remuneration paid in Fiscal Years 2026 and 2025

The following table sets forth all compensation we paid for the fiscal years ended June 30, 2026 and 2025 with respect to each of our executive officers during fiscal years 2026 and 2025:

	Short-Term Benefits				Post-employment benefits	Share-based payments		Total
	Gross Salary	Short Term Incentive(1)	Retention Award	Other(2)	Superannuation/ Pension Fund	Performance Rights (for accounting purposes only)	Issue of Shares	(Including Share-Based Payments)
	$	$	$	$	$	$		$
2026
Dr. P Wolgen(3)	1,348,789	660,109	767,376	151,123	-	-	-	2,927,397
Mr. L Hay(5)	320,584	17,585	-	72,692	20,374	59,634	-	490,869
Dr. D Wright	219,807	16,405			20,374	75,409	-	331,995
Mr. P Vaughan(5)	198,392	18,710	-	-	20,374	103,796	-	341,272
Total	2,087,572	712,809	767,376	223,815	61,122	238,839	-	4,091,533

2025
Dr. P Wolgen(3)	1,218,235	600,923	1,274,685	307,511	-	-	-	3,401,354
Mr. L Hay(5)	247,944	19,835	-	69,722	19,423	10,538	24,869	392,331
Dr. D Wright	204,898	14,308	-	-	19,423	14,823	24,869	278,321
Mr. P Vaughan(5)	184,936	14,795	-	-	19,423	20,584	24,869	264,607
Mr. D Keamy(4)	116,973	-	-	-	4,237	-	-	121,210
Total	1,972,986	649,861	1,274,685	377,233	62,506	45,945	74,607	4,457,823

2024
Dr. P Wolgen(3)	1,159,602	618,242	-	186,222	-	494,598	-	2,458,664
Mr. L Hay(5)	-	-	-	-	-	-	-	-
Dr. D Wright	200,433	14,431	-	-	18,000	281,291	-	514,155
Mr. P Vaughan(5)	-	-	-	-	-	-	-	-
Mr. D Keamy(4)	237,557	17,104	20,193	-	18,000	1,457,245	-	1,750,099
Total	1,597,592	649,777	20,193	186,222	36,000	2,233,134	-	4,722,918

Notes

1. Cash bonus includes estimate of the bonus for the current year and any adjustments to the bonus for prior years.

2. “Other” includes health insurance, housing, and other allowances that may be subject to fringe benefits tax.

3. Dr. Wolgen is no longer eligible for PR or any form of equity (since 2023).

4. Mr. D Keamy, our former CFO, resigned on July 1, 2024.

5. Mr. Lachlan Hay and Mr. Peter Vaughan became our key management personnel (“KMP”) effective July 1, 2024.

* The table does not include movement in annual leave and long service provisions.

** These values represent accounting values the KMP may or may not actually receive either in the current or future reporting periods. Any benefit obtained by the KMP is contingent upon the Company achieving certain performance conditions and the employee remaining employed with us to a fixed date. PRs were priced using either the Monte Carlo simulation pricing model or a binomial pricing model. The amount expensed each reporting period includes adjustments to the life-to-date expense of the grants based on the reassessed estimate of achieving non-market performance criteria.

Share-Based Compensation

The Company has two conditional performance rights schemes, which are ownership-based for key management personnel and select consultants (including directors) of the Company. The number of rights granted is subject to approval by the Remuneration Committee. Rights currently have specific terms and conditions, being the achievement of performance and time-based milestones set by the Board.

Conditional Performance Rights Plan (2009)

The Conditional Performance Rights Plan (2009) (the “2009 Plan”) was available to eligible employees of the Company. Any issue of rights to executive directors requires shareholder approval in accordance with ASX Listing Rules. All rights convert to one Ordinary Share, are issued for nil consideration, have no voting rights, are non-transferable and are not listed on the ASX. They can be converted to Ordinary Shares at any time once the vesting conditions attached to the rights have been achieved, whereby they will be held by a Scheme Trustee on behalf of the eligible employee for up to seven years. The eligible employee can request that shares be transferred from the Scheme Trustee after seven years or at an earlier date if the eligible employee is no longer employed by the Company or all transfer restrictions are satisfied or waived by the Board in its discretion. The Company does not intend to issue further performance rights under the 2009 Plan.

Performance Rights Plan (2014)

The Performance Rights Plan (2014) (the “2014 Plan”) is available to eligible persons of the Company. Any issue of rights to directors requires shareholder approval in accordance with ASX Listing Rules. Since 2020, the Company’s policy has been for non-executive directors not to receive performance rights or other equity securities in the Company. All rights are issued for nil consideration, have no voting rights, are not listed on the ASX and are non-tradeable (other than with prior written Board consent). They can be converted to Ordinary Shares at any time once all vesting conditions attached to the rights have been achieved. The Company may, at the sole discretion of the Board, determine that any shares exercised from vested performance rights be acquired by a Plan Trustee and then, from time to time, transferred to participants to the Performance Rights Plan. Unless the performance rights are granted with a shorter vesting period, performance rights under this plan lapse after seven years from the grant date.

Employment Agreements

All executive officers are employed on ongoing agreements and have notice period and cascading non-compete and non-solicit clauses in their employment agreements as summarized below:

Name	Term	Notice Period	Non-Compete and Non-Solicit
Dr. Philippe Wolgen (CEO)	July 1, 2026 – June 30, 2029	12 months	N/A
Dr. Dennis Wright (CSO)	No fixed term	three months	N/A
Mr. Lachlan Hay (COO)	February 1, 2024 – January 31, 2027	three months	Non-compete and non-solicit: 12 months Restricted area: Singapore
Mr. Peter Vaughan (CFO)	No fixed term	two months	Non-compete and non-solicit: 12 months, or (if held invalid); six months or (if held invalid); three months Restricted area: Australia, or (if held invalid); Victoria, or (if held invalid); Melbourne

Employment may be terminated by either the executive officer or the Company on the provision of notice in the minimum period stated above. In the event of termination for cause, the Company may terminate an executive officer’s employment immediately without notice.

C. Board Practices

As of June 30, 2026, our Board consisted of seven members. Directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

●	our Constitution specifies that there must be a minimum of three directors and a maximum of eight directors, and our Board may determine the number of directors within those limits;

●	in accordance with the ASX Listing Rules, a director (other than the CEO) must not hold office, without re-election, past the third annual general meeting following the director’s appointment or three years, whichever is longer. In addition, under our Constitution, a director appointed by our board of directors who is not a CEO holds office until the next annual general meeting of the Company following his or her appointment and no director who is not the CEO may hold office without re-election beyond the third annual general meeting of the Company following the meeting at which such director was last elected (or re-elected). Under our Constitution, to the extent that the ASX Listing Rules require an election of directors to be held and no director would otherwise be required to submit for election or re-election, the director to retire is any director who wishes to retire (whether or not he or she intends to stand for re-election), otherwise it is the director who has been longest in office since their last election or appointment (excluding the CEO). As between directors who were last elected or appointed on the same day, the director to retire must be decided by lot (unless they can agree among themselves);

●	the Chair of our Board should be an independent director who satisfies the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations; and

●	our directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill their responsibilities or have ready access to such skills where they are not available.

Our Board has delegated responsibility for the conduct of our businesses to the CEO, but remains responsible for overseeing the performance of management. Our Board has established delegated limits of authority, which define the matters that are delegated to management and those that require the Board’s approval. Under the Corporations Act, at least two of our directors must be resident Australians. None of our directors have any service contracts with us that provide for benefits upon termination of employment.

Board of Directors

Our Board consists of seven directors. Our Board has determined that our non-executive directors, Prof. Jeffrey Rosenfeld, Mrs. Susan Smith, Dr. Karen Agersborg, Mr. Matthew Pringle, Mr. Guy van Dievoet and Dr. Pearl Grimes satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC. The Managing Director is the seventh member of the Board.

Name	Position	Year first appointed	Next Re-election (1)
Dr. Philippe Wolgen	Managing Director and CEO	2005	Not subject to rotational retirement
Prof. Jeffrey Rosenfeld	Non-Executive Chair	2019	2028 AGM
Mrs. Susan Smith	Non-Executive Director	2019	2027 AGM
Dr. Karen Agersborg	Non-Executive Director	2018	2027 AGM
Mr. Matthew Pringle	Non-Executive Director	2024	2028 AGM
Mr. Guy van Dievoet	Non-Executive Director	2024	2026 AGM
Dr. Pearl Grimes	Non-Executive Director	2024	2026 AGM

(1)	The anticipated re-election dates are based on the Company’s Constitution and applicable ASX Listing Rules and are subject to earlier retirement, removal or other changes in Board composition.

Committees

To assist our Board with the effective discharge of its duties, it has established an Audit and Risk Committee, a Remuneration Committee, a Nomination Committee and a Commercial Committee, which committees operate under a specific charter approved by our Board.

Audit and Risk Committee

During the fiscal year ended June 30, 2026, the members of our Audit and Risk Committee were Mr. Matthew Pringle as Chair and Prof. Jeffrey Rosenfeld and Mr. Guy van Dievoet as members. Our Board has determined that each member of our Audit and Risk Committee meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of Nasdaq. Each member of our Audit and Risk Committee meets the financial literacy requirements of the listing standards of Nasdaq.

The principal duties and responsibilities of our Audit and Risk Committee include, among other things:

●	overseeing and reporting on various auditing and accounting matters to our Board, including the selection of our external auditors, the scope of our annual audits, fees to be paid to the external auditors, the performance of our external auditors and our accounting practices;

●	overseeing and reporting on various risk management matters to our Board;

●	providing recommendations to our Board as to the propriety of related party transactions;

●	reviewing our annual and semi-annual financial statements and reports and discussing the statements and reports with our external auditor and management;

●	evaluating the performance of the external auditors and recommending to the Board the appointment, reappointment and removal of them; and

●	evaluating the adequacy and effectiveness of the management reporting and control systems used to monitor adherence to policies and guidelines and limits approved by the Board for management of balance sheet risks.

Remuneration Committee

During the fiscal year ended June 30, 2026, the members of our Remuneration Committee were Mrs. Susan (Sue) Smith as Chair and Prof. Jeffrey Rosenfeld and Dr. Karen Agersborg as members, each of whom our Board has determined meets the criteria for independence under Nasdaq Listing Rule 5605(a)(2).

The Remuneration Committee’s role involves:

●	reviewing and making recommendations to the Board on (i) the total level of remuneration of non-executive directors and for individual fees for non-executive directors and the Chair, including any additional fees payable for membership of Board Committees and (ii) the total remuneration package for the CEO, including short-term and long-term incentives for the CEO.

●	reviewing and approving recommendations from the CEO on total levels of remuneration for executive executives reporting to the CEO, including their participation in short- and long-term incentive schemes;

●	reviewing the performance targets for senior executives reporting to the CEO;

●	reviewing human resources and remuneration policies and practices for the Company as brought forward by the CEO and where appropriate, recommend for adoption by the Board based on expertise, experience, merit and performance, and not gender, race ethnicity, age, physical ability or cultural factors;

●	reviewing the appointments and terminations to senior executive positions reporting to the CEO; and

●	reviewing and reporting to the Board annually the relative proportion of men and women in the workforce at all levels.

Nomination Committee

During the fiscal year ended June 30, 2026, the members of our Nomination Committee were Professor Jeffrey Rosenfeld as Chair and Mrs. Susan (Sue) Smith, Dr. Pearl Grimes and Dr. Karen Agersborg as members, each of whom our Board has determined meets the criteria for independence under Nasdaq Listing Rule 5605(a)(2).

The Nomination Committee’s role involves:

●	establishing processes for the identification of suitable candidates for appointment to the Board;

●	periodically assessing the appropriate mix of skill, diversity, experience and expertise required on the Board and assessing the extent to which the required skills are represented on the Board;

●	conducting a formal review of the Board’s performance and acting on the results of the review by recognizing the strengths and addressing the weaknesses of the Board, and where appropriate, proposing new members be appointed or seeking the resignation of directors;

●	monitoring the length of service of current Board members, considering succession planning issues and identifying the likely order of retirement by rotation of non-executive directors;

●	identifying and reviewing potential candidates for the succession of the CEO, and provide a recommendation to the Board for the CEO appointment; and

●	facilitating the induction and ongoing training and education programs for the Board to ensure that non-executive directors are provided with adequate information regarding the operations of the business, the industry and their legal responsibilities and duties.

Commercial Committee

During the fiscal year ended June 30, 2026, the members of our Commercial Committee were Mr. Guy van Dievoet as Chair and Mrs. Susan (Sue) Smith, Dr. Pearl Grimes and Mr. Matthew Pringle as members, each of whom our Board has determined meets the criteria for independence under Nasdaq Listing Rule 5605(a)(2).

The Commercial Committee’s role involves:

●	identifying and/or receiving from the CEO, merger, acquisition and commercialization opportunities;

●	procuring and overseeing the analysis and evaluation of the opportunities identified;

●	requesting or consulting the CEO on external specialists to be retained to assist with the analysis and evaluation of the opportunities when required and appropriate;

●	recommending to the Board the acceptance or rejection (subject to regulatory and legislative requirements) of specific opportunities which have been analyzed and evaluated under the supervision of the Commercial Committee;

●	overseeing the implementation of specific opportunities which have been approved by the Board.

Foreign Private Issuer Exemption

We qualify as a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act of 1934, as amended. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our executive officers and directors are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, to the extent applicable.

The Nasdaq rules also allow for a foreign private issuer, such as our Company, to follow our home country practices in lieu of certain of Nasdaq’s corporate governance standards. We rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. The exemptions we rely on are described below:

As a foreign private issuer, we follow Australian law and corporate practices in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Australian law requirements:

●	We rely on an exemption from Nasdaq’s Listing Rules that a majority of our board of directors must be independent. The ASX Listing Rules and the Corporations Act do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During the fiscal year ended June 30, 2026, we had a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from Nasdaq’s definition. Our Board, however, is currently comprised of seven directors, six of whom are considered “independent,” and would qualify as such under the applicable Nasdaq rules;

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions;

●	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares; and

●	We rely on an exemption from the requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted; Nasdaq requires shareholder approval for the issuance of equity securities exceeding 20% or more of our issued share capital at a discounted price), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing rules of Nasdaq.

Code of Conduct

Our board of directors has adopted a code of conduct and ethics, which is applicable to all of our directors, senior management, and employees. Our code of conduct and ethics (Corporate Governance Protocol) is publicly available on our website https://www.clinuvel.com/ and is included as Exhibit 11.1 to this annual report on Form 20-F. We post on our website all disclosures that are required by law, the ASX Listing Rules or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this annual report.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and senior management;

●	all directors and senior management as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 50,427,898 Ordinary Shares outstanding as of the date of this annual report, excluding the shares issuable under the outstanding warrants.

Information with respect to beneficial ownership has been furnished by each director, senior management, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Senior Management(1) :
Prof. Jeffrey Rosenfeld	3,148	0.01%
Dr. Philippe Wolgen	3,425,222	6.78%
Mrs. Susan Smith	420	0.00%
Dr. Karen Agersborg	13,833	0.03%
Mr. Matthew Pringle	—	—
Mr. Guy van Dievoet	—	—
Dr. Pearl Grimes	—	—
Mr. Lachlan Hay	148,947	0.30%
Dr. Dennis Wright	200,312	0.40%
Mr. Peter Vaughan	10,000	0.02%

All directors and senior management as a group (10 individuals):	3,801,882	7.53%
Beneficial Shareholders – Holding more than 5%:
JPMorgan Chase & Co and its affiliates(2)	3,295,154	6.53%
The Vanguard Group, Inc and its controlled entities(3)	2,597,173	5.15%
Ender 1 LLC(4)	2,590,824	5.13%

(1)	Unless otherwise indicated, the business address of each of the individuals is Level 22, 535 Bourke Street, Melbourne, VIC 3000, Australia.

(2)	The number of Ordinary Shares beneficially owned represents 3,295,154 Ordinary Shares held by JP Morgan Chase & Co. and its affiliates. The business address of JP Morgan Chase & Co. is 383 Madison Avenue, New York, New York, NY, 10179 United States. JP Morgan Chase & Co. and its affiliates may be deemed to have sole voting control and investment discretion over the securities they beneficially own directly or indirectly.

(3)	The number of Clinuvel Shares beneficially owned represents 2,597,173 Clinuvel Shares held by The Vanguard Group, Inc. and its controlled entities. The business address of The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, Pennsylvania, 19355-2331 United States. The Vanguard Group, Inc. and its controlled entities may be deemed to have sole voting control and investment discretion over the securities they beneficially own directly and indirectly.

(4)	The number of Ordinary Shares beneficially owned represents 2,590,824 Ordinary Shares held by Ender 1 LLC, a U.S. company. The business address of Ender 1 LLC is c/o Apercen Partners, 314 Lytton Avenue, Ste 200, Palo Alto, CA, 94301 U.S.A. Sean Parker may be deemed to have sole voting control and investment discretion over the securities Ender 1 LLC beneficially own directly or indirectly.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

As of the date of this annual report, approximately 6.90% of our issued and outstanding Ordinary Shares are held in the United States by one record holder, the Bank of New York Mellon (the depositary of our American Depositary Shares listed on Nasdaq).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

During the period from the beginning of our preceding three fiscal years up to the date of this annual report, we have engaged in the following transactions with our directors, senior management, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Name of Related Party	Relationship to Us
The Vitiligo and Pigmentation Institute of Southern California	Dr. Pearl Grimes, our Non-Executive Director since September 6, 2024, is the founder and director of the Vitiligo and Pigmentation Institute of Southern California.

Accounts Receivable, net - Related Parties

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

Name	June 30, 2024	June 30, 2025	June 30, 2026
The Vitiligo and Pigmentation Institute of Southern California	$0	$459,314	$390,672

Total accounts receivable - related parties	$0	$459,314	$390,672

b.	Due from related parties

Due from related parties consisted of the following:

Not applicable.

c.	Accounts payable - related parties

Related parties consisted of the following:

Name	June 30, 2024	June 30, 2025	June 30, 2026
The Vitiligo and Pigmentation Institute of Southern California	$-	$74,428	$-

b	$-	$74,428	$-

d.	Due to related parties

Due to related parties consisted of the following:

Not applicable.

e.	Sales to related parties

Name	Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 30, 2025	Fiscal Year Ended June 30, 2026
The Vitiligo and Pigmentation Institute of Southern California	$0	$261,284	$-

Total revenue from related parties	$0	$261,284	$-

We sell our products to the Vitiligo and Pigmentation Institute of Southern California and all transactions were on the same terms as those to our other customers.

f.	Purchase from related parties

Name	Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 30, 2025	Fiscal Year Ended June 30, 2026
The Vitiligo and Pigmentation Institute of Southern California	$-	$303,628	$118,847

Total purchases from related parties	$-	$303,628	$118,847

We purchase certain goods and services from the Vitiligo and Pigmentation Institute of Southern California and all transactions were on the same terms as those with our other suppliers.

g.	Sales of a subsidiary and an equity investment to a related party

Not applicable.

h.	Other Related Party Transactions

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We have adopted a dividend policy on August 27, 2025, in accordance with our Constitution, the Corporations Act, tax legislation and recognized best practices and principles of ASX listed entities. Our dividend policy is to distribute to our shareholders available funds from our distributable profits and/or general reserves, as may be determined by our board of directors, subject to

(i)	the recognition of profit and availability of cash for distribution;
(ii)	any banking or other funding requirements by which we are bound from time to time;
(iii)	our operating and investment needs;
(iv)	our anticipated future growth and earnings;
(v)	provisions of our Constitution;
(vi)	working capital requirements for our growth; and
(vii)	any relevant applicable laws.

We will use our discretion in determining the proposed dividend payout ratio, based on net profit after tax and subject to the above considerations. We may, prior to declaration of any dividend, transfer such percentage of our profit for that financial year as we may consider appropriate, to our reserves.

The payment of dividends by us, whether annual or interim, is at the discretion of our board of directors. However, we will not declare any dividends where the law prevents such payment and if there are reasonable grounds for believing that we are or would be, after a dividend payment, unable to pay our liabilities or discharge our obligations as and when they become due. While our board of directors is responsible for generating all proposed resolutions on the declaration and payment of dividends, it can provide no guarantee as to the extent of future dividends and the level of franking or imputation of such dividends.

On August 28, 2025, our board of directors declared a fully franked final dividend in the amount of A$2.5 million (A$0.05 per Ordinary Share) for the fiscal year ended June 30, 2025, which was paid on September 19, 2025. This dividend payment is the eighth consecutive dividend payment for the past eight fiscal years.

Subject to the terms of the deposit agreement for the ADSs, investors in the ADSs will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Australian tax applicable to, such dividends. See “Item 10. Additional Information—E. Taxation—Australian Taxation” and “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” The depositary will generally convert the Australian dollars it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in Australian dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the most recent consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The principal trading market for our Ordinary Shares is the ASX in Australia, where our Ordinary Shares have been listed since 2001. Our Ordinary Shares trade under the symbol “CUV.” On October 27, 2026, the closing price of our Ordinary Shares as traded on the ASX was A$7.20 per Ordinary Share.

Our ADSs are listed on Nasdaq under the symbol “CUVL.” For a description of the rights of the ADSs, see “Item 12. Description of Securities Other Than Equity Securities - D. American Depositary Shares.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are publicly traded on the ASX under the symbol “CUV” and on Börse Frankfurt under the symbol “UR9.” Prior to the Nasdaq listing described below, our ADRs were quoted on the OTC market under the symbol “CLVLY.” Our ADSs are listed on Nasdaq under the symbol “CUVL,” and trading commenced on July 20, 2026, following the SEC’s declaration of effectiveness of our Form 20-F registration statement and Nasdaq’s approval of the listing, which upgraded our American Depositary Receipt program from Level I to Level II. The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of differences in corporate laws contained in our registration statement on Form 20-F (File No. 001-43353), as amended, initially filed with the SEC on June 15, 2026.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors. However, Australian foreign exchange controls are implemented from time to time against prescribed countries, entities and persons. These include transfers which are subject to Australian sanctions laws and anti-money laundering/counter-terrorism financing (AML/CTF) obligations, including reporting by relevant “reporting entities” (e.g., financial institutions) to AUSTRAC (Australian Transaction Reports and Analysis Centre), which monitors such transactions, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty applies. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Foreign Ownership Regulation and Australia’s Foreign Investment Regime.”

No stamp duty will be payable in Australia on the transfer of ADSs.

E. Taxation

The following is a discussion of Australian and U.S. tax considerations material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

AUSTRALIAN TAX CONSIDERATIONS

In this section, we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes.

Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system, under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Unfranked dividends paid to a non-resident shareholder are subject to withholding tax at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement. In accordance with the provisions of the Double Taxation Convention between Australia and the U.S., the maximum rate of Australian tax on unfranked dividends to which a resident of the U.S. is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our Company, or 5% where the U.S. resident holds 10% or more of the voting rights in our Company. The Double Taxation Convention between Australia and the U.S. does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the shareholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal are wholly or principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain shareholders, such as individuals were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012-2013 Federal Budget measures, the Australian Government announced changes to the application of the Capital Gains Tax (“CGT”) discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on June 29, 2013.

The effect of the change is to:

●	Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before May 9, 2013; and

●	Remove the CGT discount for discount capital gains for foreign resident individuals that arise after May 8, 2013.

Foreign residents will still have access to a discount on capital gains accrued prior to May 8, 2013 provided they choose to obtain a market valuation for their assets as at that date.

Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for non-Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the U.S. and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

A transfer of shares of a company listed on the ASX is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

UNITED STATES FEDERAL INCOME TAXATION

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material U.S. Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth a brief summary to the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This brief description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Australia (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Treatment of the ADSs

This summary assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Australian taxes and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Australian taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Australian taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

On August 28, 2025, our board of directors declared a fully franked final dividend in the amount of A$2.5 million (A$0.05 per Ordinary Share) for the fiscal year ended June 30, 2025, which was paid on September 19, 2025. This dividend payment is the eighth consecutive dividend payment for the past eight fiscal years.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (PFIC) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not believe we are a PFIC for the current year end, under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ADSs or Ordinary Shares become regularly traded on Nasdaq and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and, under those requirements, file reports with the SEC. The SEC maintains a website at www.sec.gov from which our filings may be accessed.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited semi-annual financial information as required.

In addition, since our Ordinary Shares are traded on the ASX, we have filed periodic corporate reports, including annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at http://www.asx.com.au under our symbol “CUV.” We also maintain a website at https://www.clinuvel.com/. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report, and the reference to our website in this annual report is an inactive textual reference only.

I. Subsidiary Information

For information about our subsidiary, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal exposure to market risk arises from fluctuations in interest rates and foreign currency exchange rates. Our interest rate exposure relates primarily to cash balances and short-term investments, including term deposits, while our foreign currency exposure arises from our international operations and transactions denominated in currencies other than the functional currencies of our subsidiaries.

We manage these risks by monitoring market conditions, anticipated cash requirements and the composition of our financial assets. We do not have interest-bearing borrowings and do not engage in speculative financial transactions. For additional information regarding our financial risk exposures and risk management policies, see the notes to our audited consolidated financial statements included elsewhere in this annual report.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one Ordinary Share (or a right to receive one Ordinary Share) deposited with HSBC Bank Australia Limited, as custodian for the depositary in Australia. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

●

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

●	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

●	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

●	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Australia and the provisions of our constitution or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Charges Payable by ADS Holders

Please refer to Exhibit 2(d) for description of securities. The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, pursuant to the Amended and Revised Deposit Agreement, between Clinuvel and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares, which was filed as Exhibit 1 to our Registration Statement on Form F-6 filed with the SEC on August 6, 2021, and the types of services and the amount of the fees or charges paid for such services. The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement. The holder of an ADS may have to pay fees and charges in connection with ownership of the ADS:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the Deposit Agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are affiliates of the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire ADSs on the open market. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Although the deposit agreement provides a waiver of jury trial, we have been advised that no condition, stipulation or provision of the deposit agreement or ADSs can serve as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Accordingly, we expect to be subject to a jury trial in actions based on such laws, rules and regulations.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that their objectives will be achieved. Because of their inherent limitations, our disclosure controls and procedures may not prevent or detect all errors or instances of fraud.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Matthew Pringle, the Chair of our Audit and Risk Committee, qualifies as an “audit committee financial expert” as defined by the rules of the SEC. As discussed under “Item 6. Directors, Senior Management and Employees—C. Board Practices,” Mr. Pringle has over 25 years of experience in corporate finance, audit and assurance, including as a Partner at Pitcher Partners, where his roles included leading the corporate finance practice group and serving as senior audit partner. Our Board has determined that Mr. Pringle is independent, as that term is defined under Rule 10A-3(b)(1) under the Exchange Act and the listing standards of Nasdaq.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors and employees. Our code of business conduct and ethics has been attached as Exhibit 11.1 to this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Grant Thornton Audit Pty Ltd, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Audit fees	$365,673	$156,495	$163,669
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	$365,673	$156,495	$163,669

The policy of our company auditor is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the U.S. and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our Constitution and the Corporations Act govern our corporate affairs.

As a foreign private issuer, we follow Australian law and corporate practices in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. In particular, we rely on exemptions from (i) the requirement that a majority of our board of directors be independent, (ii) the requirement that our independent directors meet regularly in executive session, (iii) the quorum requirements applicable to meetings of shareholders, and (iv) the requirement that we obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Exemption” for a detailed description of each of these exemptions and how they differ from Nasdaq’s requirements.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, which is attached as Exhibit 97.1 to this annual report.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of our critical systems and information, under the oversight of our management and information technology function. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

We consider cybersecurity risk through our Audit and Risk Committee as part of its risk oversight function. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit and Risk Committee” for the members of our Audit and Risk Committee. In addition, our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. Our information technology function has the primary responsibility for our overall cybersecurity risk management program. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Clinuvel are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Constitution of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on June 15, 2026)

1.2	Board Charter of the Registrant (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on June 15, 2026)

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 1 of our Registration Statement on Form F-6 (File No. 333-258570) filed with the U.S. Securities and Exchange Commission on August 6, 2021)

2.2	Form of the American depositary receipt (included in Exhibit 2.1)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Registrant’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on June 15, 2026)

11.1	Corporate Governance Protocol (Code of Conduct and Ethics) of the Registrant (incorporated by reference to Exhibit 11.1 to the Registrant’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on June 15, 2026)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy of the Registrant

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLINUVEL PHARMACEUTICALS LIMITED

	By:	/s/ Philippe Wolgen
Philippe Wolgen
Managing Director and Chief Executive Officer
(Principal Executive Officer)

Date: October 30, 2026

Financial Statements

Table of Contents

Page
Consolidated Financial Statements as of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024 (Audited and Presented on a US GAAP Basis):
Report of Independent Registered Public Accounting Firm (PCAOB #2233)	F-2
Consolidated Balance Sheets as of June 30, 2026 and 2025	F-3
Consolidated Statements of Operations and Comprehensive Income for the Years Ended June 30, 2026, 2025 and 2024	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended June 30, 2026, 2025, and 2024	F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 2026, 2025 and 2024	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Clinuvel Pharmaceuticals Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Clinuvel Pharmaceuticals Limited and subsidiaries (the “Company”) as of June 30, 2026, and 2025, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2000.

Melbourne, Victoria

October 28, 2026

CLINUVEL PHARMACEUTICALS LTD

CONSOLIDATED BALANCE SHEETS

	June 30,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$13,914,953	$18,063,210
Short term investments	160,096,315	127,462,806
Trade receivables, net (including related party amounts of $390,672 and $459,314 as of June 30, 2026 and 2025, respectively)	16,192,724	17,748,899
Inventories	4,756,366	5,734,455
Prepaid expenses and other current assets	1,566,777	1,688,050
Total current assets	196,527,135	170,697,420

Property, plant, and equipment, net	5,047,619	4,508,244
Right-of-use assets, net	1,360,813	314,162
Intangible assets, net	127,892	120,331
Deferred tax assets	561,428	820,322
Other assets	358,561	277,472
Total assets	$203,983,448	$176,737,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables (including related party amounts of $0 and $74,428 as of June 30, 2026 and 2025, respectively)	$1,039,848	$1,672,593
Accrued and other current liabilities	7,236,685	6,047,868
Deferred revenue	170,094	170,094
Current maturity of operating lease liability	264,759	279,771
Income tax payable	4,640,904	9,457,206
Total current liabilities	13,352,290	17,627,532

Lease liability	1,074,147	52,950
Deferred tax liabilities	820,998	2,224,173
Other liabilities	116,016	92,662
Total liabilities	15,363,451	19,997,317

Commitments and contingencies - Note 13

Shareholders’ equity:
Ordinary shares without par value, unlimited shares authorized, 50,427,898 and 50,123,630 outstanding at June 30, 2026 and 2025, respectively	130,447,394	128,380,287
Additional paid-in capital	6,386,948	6,869,801
Accumulated other comprehensive loss	(16,805,809)	(25,592,159)
Retained earnings	68,591,464	47,082,705
Total shareholders’ equity	188,619,997	156,740,634
Total liabilities and shareholders’ equity	$203,983,448	$176,737,951

CLINUVEL PHARMACEUTICALS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years ended June 30,
	2026	2025	2024
Revenue (including related party amounts of $0, $261,284, and $0 for the years ended June 30, 2026, 2025, and 2024, respectively)	$64,315,354	$61,120,888	$57,911,843
Total costs of revenues	(10,978,777)	(11,513,474)	(10,741,863)

Gross margin	53,336,577	49,607,414	47,169,980

Operating expenses:
Research and development (including related party amounts of $118,847, $303,628, and $0 for the years ended June 30, 2026, 2025, and 2024, respectively)	(12,229,811)	(13,216,521)	(9,994,900)
General and administrative	(7,384,954)	(6,677,524)	(6,814,920)
Communications and marketing	(5,800,219)	(3,193,312)	(1,831,820)
Total operating expenses	(25,414,984)	(23,087,357)	(18,641,640)

Income from operations	27,921,593	26,520,057	28,528,340

Non-operating income (expense):
Interest income	7,087,314	6,119,535	4,812,098
Other income (expense), net	456,914	(138,096)	367,521
Foreign exchange (loss) gain	(2,750,486)	591,407	(487,076)
Income before income tax expense	32,715,335	33,092,903	33,220,883
Income tax expense	(9,537,501)	(9,970,039)	(9,874,709)
Net income	$23,177,834	$23,122,864	$23,346,174

Net income per share (basic):	$0.46	$0.46	$0.47
Net income per share (diluted):	$0.46	$0.46	$0.46
Weighted-average shares outstanding used in computing net income per share, basic	50,009,944	50,076,045	49,834,035
Weighted-average shares outstanding used in computing net income per share, diluted	50,746,879	50,380,016	51,026,714

Comprehensive income:
Net income	$23,177,834	$23,122,864	$23,346,174
Foreign currency translation adjustment	8,786,350	(841,143)	(723,699)
Total comprehensive income	$31,964,184	$22,281,721	$22,622,475

CLINUVEL PHARMACEUTICALS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit)	Total
Balance at June 30, 2023	49,410,338	$116,983,425	$13,569,281	$(24,027,317)	$3,898,078	$110,423,467
Repurchase of ordinary shares	(49,490)	(497,659)	—	—	—	(497,659)
Exercise of performance rights	716,932	11,611,515	(11,611,515)	—	—	—
Share-based compensation expense	—	—	4,073,933	—	—	4,073,933
Dividend payment	—	—	—	—	(1,590,532)	(1,590,532)
Foreign currency translation adjustment	—	—	—	(723,699)	—	(723,699)
Net income	—	—	—	—	23,346,174	23,346,174
Balance at June 30, 2024	50,077,780	$128,097,281	$6,031,699	$(24,751,016)	$25,653,720	$135,031,684
Issuance of ordinary shares as share-based compensation	56,700	405,909	—	—	—	405,909
Repurchase of ordinary shares	(17,100)	(173,965)	—	—	—	(173,965)
Exercise of performance rights	6,250	51,062	(51,062)	—	—	—
Share-based compensation expense	—	—	889,164	—	—	889,164
Dividend payment	—	—	—	—	(1,693,879)	(1,693,879)
Foreign currency translation adjustment	—	—	—	(841,143)	—	(841,143)
Net income	—	—	—	—	23,122,864	23,122,864
Balance at June 30, 2025	50,123,630	$128,380,287	$6,869,801	$(25,592,159)	$47,082,705	$156,740,634
Exercise of performance rights	285,785	1,857,147	(1,857,147)	—	—	—
Issuance of ordinary shares as share-based compensation	18,483	209,960	(209,960)	—	—	—
Transaction costs	—	—	(7,450)	—	—	(7,450)
Share-based compensation expense	—	—	1,591,704	—	—	1,591,704
Dividend payment	—	—	—	—	(1,669,075)	(1,669,075)
Foreign currency translation adjustment	—	—	—	8,786,350	—	8,786,350
Net income	—	—	—	—	23,177,834	23,177,834
Balance at June 30, 2026	50,427,898	$130,447,394	$6,386,948	$(16,805,809)	$68,591,464	$188,619,997

CLINUVEL PHARMACEUTICALS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$23,177,834	$23,122,864	$23,346,174
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	390,345	508,875	493,710
Share-based compensation expense	1,591,703	1,295,073	4,073,933
Noncash operating lease expense	266,851	237,533	220,286
Loss on disposal of long-lived assets	39,572	888	2,032
Credit for expected credit losses	(99,945)	—	(10,218)
Deferred income taxes	(1,278,141)	636,521	(329,195)
Foreign currency remeasurement	(9,273,042)	395,051	102,681
Changes in operating assets and liabilities:
Trade receivables (including related party amounts of $68,642, ($459,314), and $0 as of June 30, 2026, 2025 and 2024, respectively)	1,728,433	198,681	(2,917,998)
Inventories	1,318,698	1,208,783	(728,747)
Prepaid expenses and other current assets	178,262	(790,452)	(165,598)
Other assets	(79,295)	(29,704)	4,930
Lease liability	(298,475)	(254,463)	(222,509)
Trade payables (including related party amounts of ($74,428), $74,428, and $0 as of June 30, 2026, 2025, and 2024, respectively)	(664,941)	94,802	(309,278)
Accrued and other current liabilities	1,207,282	1,532,384	349,917
Income tax payable	(5,298,712)	(861,282)	(160,048)
Net cash provided by operating activities	12,906,429	27,295,554	23,750,072

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(1,057,747)	(190,593)	(3,650,070)
Purchases of short term investments	(157,963,322)	(132,753,678)	(97,670,746)
Proceeds from settlement and maturities of short term investments	133,384,397	102,326,312	82,069,463
Net cash used in investing activities	(25,636,672)	(30,617,959)	(19,251,353)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(1,669,075)	(1,693,879)	(1,590,532)
Repurchase of ordinary shares	—	(173,965)	(497,659)
Net cash used in financing activities	(1,669,075)	(1,867,844)	(2,088,191)

Effect of exchange rate fluctuations on cash and cash equivalents	10,251,061	(45,802)	(152,001)

Net (decrease) increase in cash and cash equivalents	(4,148,257)	(5,236,051)	2,258,527
Cash and cash equivalents at beginning of period	18,063,210	23,299,261	21,040,734
Cash and cash equivalents at end of period	$13,914,953	$18,063,210	$23,299,261

Supplemental disclosure of cash flow information:
Cash paid for income taxes
United States Federal	$297,601	$—	$—
International	15,867,759	10,204,429	10,280,394
	$16,165,360	$10,204,429	$10,280,394
Supplemental disclosure of non-cash investing and financing activity:
Recognition of new lease at commencement	$1,313,710	$—	$186,482
Ordinary shares issued upon exercise of performance rights	$2,067,107	$51,062	$11,611,515

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business and Organization

Business and Organization

Clinuvel Pharmaceuticals Ltd (“Clinuvel” or “the Company”) is an Australian-based biopharmaceutical company listed on the Australian Securities Exchange (ASX). The Company is engaged in the research, development, and commercialization of treatments for rare and severe skin disorders, with a particular focus on conditions related to light sensitivity and pigmentation.

Clinuvel’s lead product, SCENESSE® (afamelanotide), is approved in multiple regions for the treatment of erythropoietic protoporphyria (EPP), a rare genetic condition that causes extreme intolerance to light. The Company continues to expand its therapeutic pipeline and explore new indications in dermatology and neurology.

Clinuvel operates globally through a network of subsidiaries and offices located in Australia, Europe, North America, and Asia. These entities support the Company’s clinical, regulatory, and commercial activities. Clinuvel is committed to delivering innovative healthcare solutions that address unmet medical needs and improve patient outcomes.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s significant accounting estimates relate to recoverability of property, plant and equipment, right of use assets, and intangible assets, valuation allowance for deferred tax assets, share-based arrangements, allowance for credit losses on accounts receivable, and net realizable value of inventories. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

The consolidated financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealized profits arising within the consolidated entity are eliminated in full.

All the Company’s subsidiaries are wholly-owned. There are no non-controlling interests with ownership interests in any of the Company’s subsidiaries.

Foreign Currency Translation and Transactions

The accompanying consolidated financial statements of the Company are presented in U.S. dollars (US$), the Company’s reporting currency. The financial position and results of operations of the Company’s subsidiaries are measured using their respective local currencies as the functional currency, which may differ from the U.S. dollar (US$). Assets and liabilities of these subsidiaries are translated into U.S. dollar (US$) using the exchange rates in effect at the consolidated balance sheet date. Revenues and expenses are translated at the average exchange rates for the reporting period. Resulting translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Cumulative translation adjustments, including those arising from equity transactions are presented within accumulated other comprehensive income (loss) as part of shareholders’ equity.

Transactions denominated in currencies other than the functional currency are recorded in the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Net gains or losses resulting from foreign currency transactions are recognized in foreign exchange gain (loss) in the consolidated statements of operations and comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Reporting

Operating segments are defined as components of an enterprise about which separate and discrete information is available for evaluation and used by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM, its chief executive officer, evaluates the Company’s operations and manages its business as a single operating segment. Refer to Note 14 for the Company’s disclosure on its single operating segment.

Revenue

The Company’s revenue from contracts with customers is derived primarily from the sale of SCENESSE® implants in the United States and Europe, as well as from sales under special access reimbursement programs. Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which requires the Company to apply a five-step model:

1.	Identification of a contract with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when or as the performance obligations are satisfied.

The Company’s performance obligation is the delivery of SCENESSE® implants. Revenue is recognized at a point in time when control of the product transfers to the customer, which generally occurs upon shipment or delivery, depending on the terms of the arrangement.

Transaction prices are adjusted for variable consideration in the form of rebates that are recognized as a reduction in revenue at the point in time when control of the product transfers to the customer, in accordance with ASC 606. The Company does not provide sales rebates or discount incentives on SCENESSE® sales and aims to maintain uniform pricing within each jurisdiction. Immaterial variable consideration adjustments arise from either: (i) mandatory statutory rebates associated with government-regulated medical reimbursement schemes in certain commercial jurisdictions; and (ii) financial assistance provided under the Company’s Patient Savings Program that supports eligible, commercially insured, patients by reducing out-of-pocket costs for the Company’s therapies.

Estimates of variable consideration are determined using historical experience, current contractual and regulatory requirements, and other relevant factors. Such estimates are reassessed at each reporting date, with any changes reflected as an adjustment to revenue in the period of revision.

Special access reimbursement programs allow for the supply of SCENESSE® under regulatory exemptions prior to formal product approval. Revenue from these programs is recognized when control of the product transfers to the customer and collectability is probable.

Due to seasonal treatment patterns, demand for SCENESSE® may fluctuate during the year, which can impact the timing of revenue recognition and cash flows.

Additional disaggregated revenue information by geographic region is provided in Note 7.

Concentration Risks

Interest Rate Risk

The Company holds term deposits which are considered fixed interest-bearing assets and therefore exposure to interest rate risk exists. The Company does not hold interest bearing liabilities. As of June 30, 2026 and 2025, the Company held term deposits of $160,096,315 and $127,462,806, respectively.

The Company currently finances its operations through reserves of cash and liquid resources and does not have a borrowing requirement. In order to be protected from, and to take advantage of interest rate movements, it is the Company’s policy to place cash into term deposits and other financial assets at both fixed and variable (floating) rates. The Board monitors the movements in interest rates in combination with current cash requirements to ensure the mix and level of fixed and floating returns in the best interests of the Company.

Market Risk

Market risk is the risk of changes to market prices of foreign exchange purchases, interest rates and/or equity prices resulting in a change in value of the financial instruments held by the consolidated entity. The objective to manage market risk is to ensure exposures are contained within acceptable parameters, to minimize costs and to stabilize existing assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Risk

The Company is exposed to foreign currency risk on future commercial transactions and recognized assets and liabilities that are denominated in a currency other than the functional currencies of the Company and its subsidiaries. These currencies primarily include US dollars (USD), Australian dollars (AUD), Euros (EUR), Swiss francs (CHF), Singapore dollars (SGD) and Great British pounds (GBP). The Company is exposed to the risk of its cash flows being adversely affected by movements in exchange rates that will increase the US dollar value of foreign currency payables. It is also exposed to the risk of movements in foreign currency exchange rates for those currencies which sales and reimbursement receipts are received.

The Company’s policy of managing foreign currency risk is to hold foreign currencies equivalent to the cash outflow projected over minimum 30 days by the placement of market orders or have in place forward exchange contracts to achieve a target rate of exchange, with protection floors in the event of a depreciating Australian dollar exchange rate, to run for the time between recognizing the exposure and the time of payment. In the event of an appreciating Australian dollar, the amount of foreign currency held is minimized at a level to only meet short-term obligations in order to maximize gains in an appreciating Australian currency. The Company does not engage in speculative transactions in its management of foreign currency risk. No forward exchange contracts had been entered into as of June 30, 2026 and 2025.

Major Customers

The Company has a number of customers to which it provides its leading drug candidate, all of which is recognized at a point in time. For the year ended June 30, 2026, two customers comprise 26% of external total revenue, three customers comprise 30% of external total revenue for the year ended June 30, 2025, and two customers each comprise 24% of external total revenue for the year ended June 30, 2024.

Years ended June 30,
	2026	2025	2024
Customer A	$8,952,713	$7,681,451	$7,178,403
Customer B	7,923,721	5,465,441	6,732,610
Customer C		5,457,548
	16,876,434	18,604,440	13,911,013

Fair Value of Financial Instruments

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

●	Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

●	Level 2 - Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

●	Level 3 - Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days that are readily convertible to known amounts of cash.

Short Term Investments

The Company’s short term investments represent investments in financial instruments with a variable interest rate and term deposits with original maturities of more than 90 days that are readily convertible to known amounts of cash. Short-term investments classified as held-to-maturity are financial instruments that the Company has the intent and ability to hold to maturity and are reported net of any related amortization and are not remeasured to fair value on a recurring basis. As of June 30, 2026 and 2025, the Company held its short term investments in financial institutions in Australia and Europe.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Credit Losses

Credit Risk

Credit risk arises from the potential failure of counterparties to meet their contractual obligations, resulting in a loss to the Company.

Credit risk in relation to the consolidated entity is the cash and cash equivalents deposited with banks, short term investments, and trade and other receivables. Exposure to credit risk in trade debtors is limited to over forty counterparties across German, Italian, Swiss, Dutch, U.S. and other medical institutions who are reimbursed by government or private insurance payors. The maximum credit exposure is the carrying value of the cash and cash equivalents deposited with banks, trade and other debtors.

The Company maintains its cash in bank deposit accounts. Most of the deposits placed with financial institutions are not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unable to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. The Company believes it is not exposed to significant credit risk on cash and cash equivalents, and short-term investments.

The Company maintains an allowance for credit losses on trade receivables in accordance with ASC 326, Financial Instruments – Credit Losses. The allowance represents the Company’s estimate of expected credit losses over the contractual life of the receivables, considering historical loss experience, current conditions, and reasonable and supportable forecasts.

The Company evaluates trade receivables collectively when they share similar risk characteristics, such as customer type and aging. The allowance is measured using a loss-rate method based on historical collection experience, adjusted for current and expected future economic conditions.

Receivables are written off when the Company determines they are uncollectible, and recoveries of amounts previously written off are recorded when received.

The following table presents the rollforward of the allowance for credit losses on trade receivables:

Balance as of June 30, 2023	$110,163
Credit for credit losses	(10,218)
Balance as of June 30, 2024	$99,945
Credit for credit losses	—
Balance as of June 30, 2025	$99,945
Credit for credit losses	(99,945)
Balance as of June 30, 2026	$—

Inventories

Inventories, which consist of raw materials, work-in-process, and finished goods, are stated at the lower of cost or net realizable value. Cost includes direct materials, direct labor, and applicable manufacturing overhead and is determined using the weighted-average cost method.

Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The Company regularly reviews inventories for excess or obsolete items and records a write-down when the carrying amount exceeds net realizable value. Any such write-downs are recorded as a component of costs of revenues in the consolidated statements of operations and comprehensive income. For the year ended June 30, 2026, $197,829 related to the write-off of inventories was recorded as a component of costs of revenues in the consolidated statements of operations and comprehensive income.

Research and Development Expenses

Research and development costs are expensed as incurred. These costs include salaries, benefits, share-based compensation, materials, and other costs related to the Company’s research and development activities.

General and Administrative Expenses

The Company expenses general and administrative costs to operations as incurred. General and administrative expense consists of compensation, share-based compensation, benefits and other employee-related expenses for personnel in the Company’s administrative, finance, legal, information technology, business development and human resource functions. Other costs include, general and administrative related facility costs, insurance costs and professional fees for accounting and legal services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment, Net

Property, plant, and equipment are stated at cost, less accumulated depreciation and any impairment losses. Cost includes expenditures directly attributable to the acquisition of the asset. If payment terms extend beyond normal credit terms, the cost is measured at the present value of future payments at the acquisition date.

Construction in Progress

Construction in progress represents costs incurred for assets that are not yet complete or placed in service, including direct materials, direct labor, and other directly attributable costs. Construction in progress is not depreciated. Upon completion and when the asset is ready for its intended use, the accumulated costs are reclassified to the appropriate asset category and depreciation commences.

Depreciation

During the year ended June 30, 2025, the Company changed its method of accounting for depreciation from diminishing value method to straight-line method for all classes of property, plant and equipment. This change is effective as of July 1, 2024. The Company believes that the straight-line method provides a more accurate reflection of the consumption of economic benefits over their useful lives and enhances the comparability of its financial statements. The change in accounting method did not have a material effect on the Company’s consolidated financial statements.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

●	Land	Not depreciated
●	Construction in progress	Not depreciated
●	Building	Over 50 years
●	Plant and equipment	Between 4 to 10 years
●	Furniture and fittings	Between 5 and 10 years
●	Leasehold improvements	Over the term of the leases

The Company reviews the estimated useful lives and residual values of assets periodically and adjusts them as necessary.

Gains and losses on disposals are recognized in earnings and are determined by comparing the proceeds with the carrying amount of the asset disposed of.

Cost of Revenue

Cost of revenue primarily consists of costs related to the production and distribution of SCENESSE® implants. These costs include raw materials and components used in manufacturing, direct labor and related employee benefits, packaging and distribution expenses, and inventory write-downs for excess or obsolete stock, if any. Cost of revenue is recognized in the period in which the related product sales occur.

Leases

At contract inception, the Company determines whether an arrangement is or contains a lease and whether the lease should be classified as an operating or a finance lease. A contract is or contains a lease if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. Control is determined based on the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

At the lease commencement date, the Company recognizes a right-of-use (ROU) asset and a corresponding lease liability on the balance sheet for all leases with a term greater than 12 months. The ROU asset is initially measured at cost, which includes the initial measurement of the lease liability, any lease payments made at or before commencement (net of incentives received), and initial direct costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease liabilities are measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rate or the rate implicit in the lease, if readily determinable. Lease payments include fixed payments, variable payments based on an index or rate, and amounts expected to be payable under residual value guarantees.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term discounted using its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company remeasures lease liabilities when there is a change in lease terms or other triggering events.

The Company has elected the practical expedient to not recognize ROU assets and lease liabilities for short-term leases (12 months or less). Payments for these leases are recognized as expense on a straight-line basis over the lease term.

Impairment of Long-Lived Assets and Intangible Assets

The Company evaluates its long-lived assets and intangible assets with finite lives for impairment in accordance with ASC 360, Property, Plant, and Equipment, and ASC 350, Intangibles—Goodwill and Other. Long-lived assets and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset group to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of those assets. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized in an amount equal to the excess of the carrying amount over fair value.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, or more frequently if events or circumstances indicate that the asset may be impaired. Fair value is generally determined using discounted cash flow models or other valuation techniques consistent with market participant assumptions. Impairment losses are recognized in the consolidated statements of operations when identified.

Share-Based Compensation

Benefits are provided to employees of the Company in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

The fair value of equity awards is measured on the grant date and recognized as compensation expense over the requisite service period, which is generally the vesting period, on a straight-line basis. For awards with performance conditions, expense is recognized when it is probable that the performance condition will be achieved. For awards with market conditions, the effect of those conditions is reflected in the grant-date fair value, and compensation cost is recognized regardless of whether the market condition is ultimately satisfied.

Fair value is estimated using appropriate valuation models, such as a binomial option pricing model for stock options and Monte Carlo simulation for awards with market-based conditions. Key assumptions used in these models include expected volatility, expected term, risk-free interest rate, and expected dividend yield.

The Company estimates achievement of performance and service conditions based on historical experience and expected future trends. Forfeitures are accounted for as they occur. Modifications to the terms or conditions of an award are accounted for as a modification on the date of change, with incremental compensation cost recognized for any increase in fair value.

Government Grant

The Company receives government grants from the Singapore Economic Development Board and other Singaporean government programs, including the Job Growth Incentive and Progressive Wage Credit Scheme. Government grants are recognized when there is reasonable assurance that the Company has complied with the conditions of the grant and the grant will be received.

Grants are presented as other income in the consolidated statements of operations and comprehensive income in the period in which the qualifying conditions are met. Government grants recognized for the years ended June 30, 2026, 2025, and 2024 were $456,575, $0, and $225,085, respectively.

Advertising

Advertising costs are charged to operations when incurred and are included in communications and marketing in the consolidated statement of operations and comprehensive income. Advertising expense for the years ended June 30, 2026, 2025, and 2024 was $3,077,091, $2,829,990, and $1,432,523, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes.

Current Taxes

Current income tax expense or benefit is based on taxable income or loss for the period and is calculated using tax rates and laws enacted as of the reporting date. Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current and prior periods.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates all available evidence, including historical results, future taxable income projections, and tax planning strategies, in assessing the need for a valuation allowance.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxing authority and the Company intends to settle on a net basis.

Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position. Tax positions that meet the recognition threshold are measured at the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement.

Interest and Penalties

Interest and penalties related to uncertain tax positions, if any, are recognized as a component of income tax expense in the consolidated statements of operations.

Tax Consolidation

The Company and its wholly owned Australian subsidiaries are part of a tax-consolidated group under Australian taxation law, with CLINUVEL PHARMACEUTICALS LTD as the head entity.

Recognition in the Financial Statements

Current and deferred tax expense or benefit is recognized in the consolidated statements of operations, except when it relates to items recorded in other comprehensive income or directly in equity, in which case the related tax effect is also recorded in those components.

Management Judgment

As of June 30, 2026 and 2025, the Company recognized a deferred tax asset after applying significant judgment regarding the realizability of unused tax losses and credits. This assessment considered historical profitability, expected revenue growth from SCENESSE® in the U.S., and other forward-looking factors. While management expects continued profitability in the near term, uncertainty remains regarding long-term taxable income due to the Company’s expansion strategy.

Net Income Per Share

Basic Earnings Per Share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period.

Diluted Earnings Per Share

Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Diluted net income per share is calculated by adjusting the weighted-average number of ordinary shares outstanding for the effect of all dilutive potential ordinary shares, including performance rights, using the treasury stock method.

In periods where the Company reports a net loss, the effect of potential ordinary shares would be anti-dilutive and therefore excluded from the calculation of diluted net income per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities to disclose consistent categories and greater disaggregation of information in the rate reconciliation and for income taxes paid. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 on July 1, 2025 on a retrospective basis. Adoption did not have an impact on the Company’s consolidated financial position, results of operations or cash flows, and resulted in expanded income tax disclosures. Refer to Note 10, Income Taxes.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company’s annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on its financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for measuring expected credit losses on current trade receivables and contract assets by assuming that current conditions remain unchanged over the life of the asset, and for non-public business entities, an accounting policy election to consider subsequent cash collections. The amendments are effective for annual and interim periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of this guidance on our consolidated financial statements.

3. Investments

The Company’s investments were as follows:

June 30, 2026:	Cost Basis	Recorded Basis
Held-to-maturity:
Term deposits	$160,096,315	$160,096,315
Total short term investments	$160,096,315	$160,096,315

June 30, 2025:	Cost Basis	Recorded Basis
Held-to-maturity:
Term deposits	$127,462,806	$127,462,806
Total short term investments	$127,462,806	$127,462,806

The maturities of short term investments as of June 30, 2026 are as follows:

Held-To-Maturity
Due in 90 days or less	$—
Due in one year or less but more than 90 days	160,096,315
Total	$160,096,315

The Company’s short-term investments primarily consist of term deposits with original maturities of less than one year but more than 90 days.

The Company maintains term deposits with several financial institutions. As of June 30, 2026, all term deposits were placed with financial institutions that meet the Company’s investment policy requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Inventories

Inventories consisted of the following at the dates indicated below:

	As of June 30,
	2026	2025
Raw materials	$542,489	$444,723
Work-in-progress	1,778,136	3,363,948
Finished goods	2,435,741	1,925,784
Total Inventories	$4,756,366	$5,734,455

5. Property, Plant and Equipment

Property, Plant and Equipment, net consisted of the following at the dates indicated below:

	As of June 30,
	2026	2025
Plant and equipment	$1,345,592	$1,528,383
Furniture and fittings	41,672	64,646
Building	2,412,234	2,466,715
Land	1,089,426	1,114,030
Leasehold improvements	1,438,379	1,446,324
Construction in progress	865,599	—
Subtotal	7,192,902	6,620,098
Less: accumulated depreciation	(2,145,283)	(2,111,854)
Total property, plant, and equipment, net	$5,047,619	$4,508,244

Depreciation expense for the years ended June 30, 2026, 2025, and 2024 was $390,345, $508,875, and $493,710, respectively, and is included in general and administrative expense in the consolidated statements of operations and comprehensive income.

6. Accrued and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at the dates indicated below:

	As of June 30,
	2026	2025
Accrued expenses and other current liabilities:
Accrued payroll	$2,855,743	$2,818,217
Accrued purchases	2,194,437	1,565,240
Employee benefits	2,139,665	1,643,072
Accrued other	46,840	21,339
Total accrued expenses and other current liabilities	$7,236,685	$6,047,868

7. Revenue

Under ASC 606, revenue is recognized at a point in time when control of the promised goods or services is transferred to the customer. The Company measures revenue based on considerations specified in terms and conditions agreed to by a customer. Furthermore, the Company recognizes revenue when a performance obligation is satisfied by transferring control of the product to the customer, which occurs at a point in time.

The Company’s revenue is derived from contracts with customers primarily from the sale of SCENESSE® implants in the United States and Europe, as well as from sales under special access reimbursement programs.

Nature of product

SCENESSE® (afamelanotide 16mg) is the Company’s proprietary first-in-class photoprotective drug. It is authorized in the European Union, United Kingdom, United States, Israel, and Australia for the prevention of phototoxicity in adult patients with erythropoietic protoporphyria (EPP).

SCENESSE® is administered as an injectable controlled release implant by a trained healthcare professional.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disaggregation of Revenue

The following table summarizes revenue by type:

	Year Ended June 30,
	2026		2025		2024
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Commercial Sales of Goods	$57,883,819	90%	$55,580,809	91%	$53,343,177	92%
Sales under special access reimbursement programs	$6,431,535	10%	5,540,079	9%	4,568,666	8%
Total	$64,315,354	100%	$61,120,888	100%	$57,911,843	100%

The following table summarizes sales revenue by geographic region based on the legal entity recording the sale:

	Year Ended June 30,
	2026		2025		2024
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Ireland	$36,035,893	56%	$29,773,425	49%	$29,758,799	51.4%
U.S.A.	27,726,349	43%	30,763,166	50%	27,633,700	47.7%
Rest of World	553,112	1%	584,297	1%	519,344	0.9%
Total	$64,315,354	100%	$61,120,888	100%	$57,911,843	100%

Clinuvel’s parent entity does not derive revenues directly from any customers, with all revenues derived through subsidiary entities.

Contract Balances

Contract Assets

A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. The Company receives payments from customers based upon agreed-upon contractual terms. The timing of revenue recognition may differ from the timing of invoicing to customers. The Company had no contract assets as of June 30, 2026 and 2025.

The following table presents the opening and closing balances of trade receivables:

	Opening Balance	Closing Balance	Opening Balance	Closing Balance
	July 1, 2025	June 30, 2026	July 1, 2024	June 30, 2025
Trade receivables, net	$17,748,899	$16,192,724	$17,508,066	$17,748,899
Total trade receivables, net	$17,748,899	$16,192,724	$17,508,066	$17,748,899

Contract Liabilities

A contract liability is recorded when it receives consideration from customers prior to fulfilling its performance obligations. These amounts are typically classified as deferred revenue and are recognized as revenue when the related goods or services are delivered or performed. Changes in contract liabilities during the period primarily reflect cash received or invoiced in advance of revenue recognition, offset by revenue recognized as performance obligations are satisfied.

	Opening Balance	Closing Balance	Opening Balance	Closing Balance
	July 1, 2025	June 30, 2026	July 1, 2024	June 30, 2025
Deferred revenue	$170,094	$170,094	$—	$170,094
Total deferred revenue	$170,094	$170,094	$—	$170,094

As of June 30, 2026, the contract liability balance reflects consideration received in advance of satisfying performance obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Shareholders’ Equity

Ordinary Shares

The Company is authorized to issue an unlimited number of ordinary shares, without a par value associated with the issuance of shares.

As of June 30, 2026 and 2025, the Company had 50,427,898 and 50,123,630 ordinary shares outstanding, respectively.

Voting Rights: Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Dividends: Holders of ordinary shares are entitled to receive any dividends to the extent permitted by law when, as and if declared by the board of directors.

During the year ended June 30, 2026, the Company did not repurchase any shares under its Share-Buy-Back program. During the years ended June 30, 2025 and 2024, the Company repurchased 17,100 and 49,490 shares under the program at a total cost of $173,965 and $497,659, respectively. All such shares purchased under the share buy-back program were cancelled.

During the years ended June 30, 2026, 2025 and 2024, the Company issued 304,268, 6,250, and 716,932 fully paid ordinary shares, respectively, upon the exercise of performance rights. These transactions resulted in a transfer of $2,067,107, $51,062, and $11,611,515 from additional paid-in capital to ordinary share capital, respectively.

During the years ended June 30, 2026 and 2025, the Company issued 18,483 and 56,700 fully paid ordinary shares directly to consultants and employees. These transactions results in a transfer of $209,960 and $405,909 from additional paid-in capital to ordinary share capital, respectively.

9. Net Income Per Share

Basic net income per share is computed by dividing net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	For the Years Ended June 30,
	2026	2025	2024
Numerator:
Net income	$23,177,834	$23,122,864	$23,346,174

Denominator:
Denominator for basic net income per share - weighted average shares outstanding	50,009,944	50,076,045	49,834,035
Dilutive effect of unvested performance rights	736,935	303,971	1,192,679
Denominator for diluted net income per share	50,746,879	50,380,016	51,026,714

Net income per share: Basic	$0.46	$0.46	$0.47

Net income per share: Diluted	$0.46	$0.46	$0.46

10. Income Tax

Income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income before income taxes consisted of the following:

	For the Years Ended June 30,
	2026	2025	2024
Australia	$29,999,252	$35,541,080	$33,209,940
United States	$1,700,584	$2,633,329	$1,429,531
International	1,015,499	(5,081,506)	(1,418,588)
Income before income taxes	$32,715,335	$33,092,903	$33,220,883

Income taxes consisted of the following:

	For the Years Ended June 30,
	2026	2025	2024
Current tax expense:
Australia	$9,838,977	$9,041,824	$10,426,377
U.S. federal	212,784	(57,913)	90,977
U.S. state and local	—	—	—
International	763,881	349,608	(313,450)
	$10,815,642	$9,333,519	$10,203,904

Deferred tax expense (benefit)
Australia	$(1,537,035)	$774,742	$(349,124)
U.S. federal	(258,894)	(138,222)	(200,517)
International	517,788	—	220,446
	(1,278,141)	636,520	(329,195)
Total tax expense	$9,537,501	$9,970,039	$9,874,709

A reconciliation of income tax expense at the Australian statutory tax rate to income tax expense is as follows:

	For the Years Ended June 30,
	2026		2025		2024

Profit before income tax	$32,715,335		$33,092,903		$33,220,883
Tax expense at the Australian statutory rate of 30%	9,814,601	30%	9,927,871	30%	9,966,265	30%
Effects of:
Foreign tax	(864,587)	-3%	(143,989)	0%	(78,333)	-1%
Different tax rates on overseas income	2,522,130	7%	2,798,616	9%	3,113,498	9%
Foreign currency translation of foreign operations	(3,386,717)	-10%	(2,942,605)	-9%	(3,191,831)	-10%
State and local	-	0%	4,640	0%	18,931	0%
State and local income tax, net of federal benefit	-	0%	4,640	0%	18,931	0%
Effects of Cross-border tax laws — (CFC attributable income)	43,648	0%	3,186	0%	33,209	0%
Tax credits - Research and development credits and other deductions	(346,288)	-1%	(54,696)	0%	(142,744)	0%
Changes in valuation allowance — Tax losses not recognized	148,042	0%	130,539	0%	573,224	2%
Nontaxable or nondeductible items	287,620	1%	395,207	1%	509,312	2%
Share-based payments	243,680	1%	307,648	1%	20,691	0%
Other nondeductible expenses	43,940	0%	87,559	0%	168,824	1%
Taxable implied interest income	-	0%	-	0%	319,797	1%
Effects of changes in Tax Laws and Rates on DTA & DTL	254,181	1%	(714,514)	-2%	(677,055)	-2%
Other — Changes in prior year accruals — (over)/under provision in respect of prior years	200,284	1%	421,795	1%	(328,100)	-1%
Total income tax expense	9,537,501	29%	9,970,039	30%	9,874,709	30%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company’s deferred income tax assets and liabilities as of June 30, 2026 and 2025 are as follows:

	At June 30,
	2026	2025
Deferred tax assets (U.S.):
U.S. federal research and development tax credit carryforward	$465,581	$734,173
Accrued expenses	52,840	56,346
Provisions	43,007	29,803
Total deferred tax assets (U.S.)	$561,428	$820,322

	At June 30,
	2026	2025
Deferred tax assets (foreign):
Carryforward tax losses	2,408,124	2,331,044
Intangibles	509,405	371,410
Provisions	146,013	104,941
Accrued Expenses	70,267	52,180
Lease liabilities	9,456	28,898
Valuation allowance	(2,408,124)	(2,331,044)
	735,141	557,429

Deferred tax liabilities (foreign):
Unrealized gains/loss on loans to subsidiaries	(1,538,384)	(2,736,709)
Right-of-use assets	(17,755)	(44,893)
Accrued income	—	—
	(1,556,139)	(2,781,602)
Net deferred tax liability (foreign)	$(820,998)	$(2,224,173)

At June 30, 2026, the Company had U.S. federal research and development tax credit carryforwards of approximately $465,581, compared to $734,173 at June 30, 2025. These credits are available to offset future U.S. federal income tax liabilities and, if not utilized, expire twenty years after the tax year in which they were generated. The Company expects to fully utilize the remaining credit carryforwards in the fiscal year ending June 30, 2027 and, accordingly, no valuation allowance has been recorded against the related deferred tax asset.

At June 30, 2026 and 2025, the Company had foreign net operating loss carryforwards of approximately $2,408,124 and $2,331,044, consisting of $38,579 and $81,445 in Switzerland and $2,369,545 and $2,249,600 in Singapore. The Swiss net operating loss carryforwards are subject to a seven-year carryforward period and expire on a rolling basis through 2031. The Singapore net operating loss carryforwards may be carried forward indefinitely, subject to continuity of ownership requirements.

A full valuation allowance has been recorded against the deferred tax assets associated with the foreign net operating loss carryforwards, as the company has concluded it is not more likely than not that these deferred tax assets will be realized.

11. Share-Based Compensation

The Company has two conditional performance rights schemes which are ownership-based for key management personnel and select consultants (including Directors) of the Company. The number of rights granted is subject to approval by the Remuneration Committee. Rights currently have specific terms and conditions, being the achievement of performance and time-based milestones set by the Directors of the Company.

Conditional Performance Rights Plan (2009)

The Conditional Performance Rights Plan (2009) was available to eligible employees of the Company. Any issue of rights to executive Directors requires shareholder approval in accordance with ASX Listing Rules. All rights convert to one ordinary share of the Company, are issued for nil consideration, have no voting rights, are non-transferable and are not listed on the ASX. They can be converted to ordinary shares at any time once the vesting conditions attached to the rights have been achieved, whereby they will be held by a Scheme Trustee on behalf of the eligible employee for up to seven years. The eligible employee can request for shares to be transferred from the Scheme Trust after seven years or at an earlier date if the eligible employee is no longer employed by the Company or all transfer restrictions are satisfied or waived by the Board in its discretion.

The Company does not intend to issue further performance rights under the 2009 Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Performance Rights Plan (2014)

The Performance Rights Plan (2014) is available to eligible persons of the Company. Any issue of rights to Directors requires shareholder approval in accordance with ASX Listing Rules. Since 2020, the Company policy is for non-executive directors to not receive performance rights or other equity securities in the Company. All rights are issued for nil consideration, have no voting rights, are not listed on the ASX and are non-tradeable (other than with prior written Board consent). They can be converted to ordinary shares at any time once all vesting conditions attached to the rights have been achieved. Performance rights issued under the Performance Rights Plan (2014) to eligible employees are subject to non-market performance conditions and service conditions, which vary depending on the specific award criteria. These conditions require continued employment through the vesting date and the achievement of defined internal performance targets. The performance rights have varying vesting schedules, typically ranging from one to four years, and vest only upon satisfaction of the applicable conditions. The Company may, at the sole discretion of the Board, determine that any shares exercised from vested performance rights be acquired by a Plan Trustee and then, from time to time, transferred to participants to the Performance Rights Plan. Unless the performance rights are granted with a shorter vesting period, performance rights under this plan lapse after seven years from grant date.

Performance rights are valued for financial reporting purposes only, using either a Monte Carlo simulation pricing model or a probability- adjusted binomial valuation pricing model and are represented as accounting values only in the financial statements.

The share-based compensation expenses are recorded as components of cost of revenue, research and development expense, general and administrative expense, and communications and marketing expense, as follows:

	Year Ended June 30,
	2026	2025	2024
Cost of revenue	$535,391	$435,615	$1,370,323
Research and development	891,354	725,241	2,281,403
General and administrative	111,419	90,655	285,175
Communications and marketing	53,539	43,562	137,032
Total	$1,591,703	$1,295,073	$4,073,933

Compensation expense related to performance rights with service conditions is recognized over the requisite service period, which is generally the vesting term of up to seven years. Compensation expense related to equity awards with performance conditions are recognized when it is probable that the performance condition will be achieved.

The Company uses a Monte Carlo simulation pricing model or a probability- adjusted binomial valuation pricing model to estimate the fair value of service based and performance-based equity awards granted to employees. Such model requires the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award.

The weighted average grant date fair value of performance rights issued were AUD $8.18 and AUD $9.65 for the years ended June 30, 2026 and 2025, respectively. There were no performance rights issued for the year ended June 30, 2024. Following are the assumptions used in valuing the performance rights on the respective grant dates during the years ended June 30, 2026 and 2025 (with share prices in Australian dollars):

	Year Ended June 30,
	2026	2025
Share price	$9.12	$10.76
Expected volatility	44.66%	39.91%
Risk free interest rate	4.73%	3.41%
Weighted average expected option life (in years)	0.67	0.71
Expected dividend yield	0.548%	0.465%

As of June 30, 2026, there was unrecognized share-based compensation expense of $3,315,816 relating to unvested performance rights to be recognized over a weighted average period of 0.48 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes performance rights activity for the years ended June 30, 2026, 2025 and 2024.

Nonvested at June 30, 2023	2,630,193
Granted	—
Exercised	(716,932)
Forfeited	(1,646,929)
Nonvested at June 30, 2024	266,332
Granted	290,375
Exercised	(6,250)
Forfeited	(50,632)
Nonvested at June 30, 2025	499,825
Granted	887,956
Exercised	(285,785)
Forfeited	(211,968)
Nonvested at June 30, 2026	890,028

12. Related Party Transactions

The Company has engaged in transactions with related parties during the years ended June 30, 2026 and 2025.

Definition of Related Parties

Related parties include directors, executive officers, principal shareholders (owning more than 5% of the Company’s outstanding shares), and entities in which such persons have a material interest, as defined under ASC 850 and Item 404 of Regulation S-K.

Summary of Transactions

During the years ended June 30, 2026 and 2025, the Company entered into the following transactions with related parties:

Transactions with other related parties	2026	2025
Sales and purchases of goods and services
Sales of goods to entities associated with Directors	$—	$261,284
Purchases of goods and services from entities associated with Directors	$118,847	$303,628

Outstanding balances arising from sales/purchases of goods and services
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:
Amounts due from entities associated with Directors	$390,672	$459,314
Amounts due to entities associated with Directors	$—	$74,428

Terms and conditions

All transactions were transacted in USD.

Outstanding balances are unsecured and are repayable in cash.

Nature of the relationships

A member of the Company’s Board of Directors has an ownership and leadership interest in an external healthcare organization. This relationship meets the definition of a related party under ASC 850. All transactions disclosed above were conducted with this related party.

There were no related party transactions entered into for the year ended June 30, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies

Leases

The Company has operating leases for office space in Australia, Singapore, and Monaco.

The lease agreements generally do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate incremental borrowing rate to discount remaining lease payments.

Leases with an initial term of twelve months or less are not recorded on the balance sheet. There are no material residual guarantees associated with any of the Company’s leases, and there are no significant restrictions or covenants included in the Company’s lease agreements. Certain leases include variable payments related to common area maintenance and property taxes, which are billed by the landlord, as is customary with these types of charges for office space.

The Company’s existing leases contain escalation clauses and renewal options. The Company is not reasonably certain that renewal options will be exercised upon expiration of the initial terms of its existing leases.

The components of lease expense for the years ended June 30, 2026, 2025, and 2024, are as follows:

Components of lease expense:	2026	2025	2024
Operating lease cost	$163,226	$248,791	$222,169
Short-term lease cost	—	31,351	56,758
Total lease cost	$163,226	$280,142	$278,927

Lease expense is included in general and administrative expense in the consolidated statements of operations and comprehensive income.

Supplemental cash flow information related to lease are as follows:

Supplemental cash flow information:	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Non-cash lease expense (operating cash flow)	$266,851	$237,533	$220,286
Change in lease liabilities (operating cash flow)	$163,938	$118,554	$228,196
ROU assets obtained in exchange for lease obligations:
Operating leases	$1,313,710	$—	$—

Information regarding the Company’s lease were as follows:

Weighted-average remaining lease term:	2026	2025
Operating leases (in years)	5.00	1.42

Weighted-average incremental borrowing rate:	2026	2025
Operating leases	6.66%	4.96%

Future minimum lease payments under non-cancellable lease as of June 30, 2026, are as follows:

Maturities of lease liabilities:
Year ending June 30,
2027	174,074
2028	303,642
2029	303,642
2030	303,642
2031	303,642
Thereafter	—
Total undiscounted cash flows	1,388,642
Less: Present value factor	(49,736)
Present value of lease liabilities	$1,338,906

Subsidiary guarantees

The parent entity provides certain financial guarantees to its subsidiaries. No liability has been recognized in respect of such guarantees. The parent entity provides financial commitments for certain subsidiaries for the amount necessary to enable those entities to meet their obligations as and when they fall due.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Segments

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company has identified its operating segments based on internal reports reviewed by the Chief Executive Officer in assessing performance and allocating resources. The Company operates in a single operating segment: the biopharmaceutical sector. The factors used to identify this operating segment include the nature of products and services, which are concentrated on researching, developing, and commercializing the Company’s leading drug candidate, and a common regulatory environment applicable to pharmaceutical development. Accordingly, the consolidated entity has one operating segment under ASC 280.

The CODM uses net income as the primary measure of segment performance. Net income is evaluated to determine return on assets and to guide decisions on reinvesting profits into the biopharmaceutical segment, pursuing acquisitions, or paying dividends. Net income is also used to monitor budget versus actual results and to perform competitive analysis by benchmarking against industry peers.

The Company’s consolidated total assets represent the total reportable assets of the operating segment. Segment revenue, costs, expenses, and net income are the same as those presented in the consolidated statements of operations and comprehensive income. The accounting policies of the operating segment are consistent with those described in Note 2.

Products and Services

The Company’s revenues are derived primarily from the sale of SCENESSE®. Refer to Note 7 for more information.

Geographic Information

Revenues by geographic area are disclosed in Note 7. Material non-current assets outside Australia totaled $3,501,660 and $3,580,745 as of June 30, 2026 and 2025, respectively, which consist of land and building located in the U.K. All other non-current assets outside Australia are considered immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Subsequent Events

On July 20, 2026, the Company’s American Depositary Shares (“ADSs”) commenced trading on the Nasdaq Global Select Market under the ticker symbol “CUVL.” The ADS program was upgraded from the Company’s existing over-the-counter American Depositary Receipt program. No capital was raised and no new ordinary shares were issued in connection with the Nasdaq listing.

On July 23, 2026, the Company announced a strategic reorganization of its operations to further align the business with its expanding U.S. commercial and development activities. The reorganization includes the planned relocation of the Company’s corporate headquarters to the United States effective January 1, 2027, and a reduction of the Company’s global workforce.

On July 13, 2026, the Company announced that Health Canada approved SCENESSE® (afamelanotide 16 mg) for the treatment of adult patients with erythropoietic protoporphyria (“EPP”).

On August 27, 2026, the Board of Directors approved a dividend of AUD $0.05 per ordinary share. The dividend is payable on September 28, 2026 to shareholders of record as of September 8, 2026.

On August 27, 2026, the Company announced that its Board of Directors is evaluating a potential corporate restructuring that could include the establishment of a new parent holding company, a full listing on Nasdaq, and a delisting from the Australian Securities Exchange. No final decision has been made, and any such transaction remains subject to further evaluation, regulatory approvals, and shareholder approval, where required.

